Exhibit (a)(1)(iii)

Amended and Restated Offer to Exchange

5.375% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share

10.00% Series C Cumulative Preferred Stock, par value $1.00 per share

9.75% Series D Cumulative Preferred Stock, par value $1.00 per share

and

10.00% Series E Cumulative Convertible Preferred Stock, par value $1.00 per share for

Shares of Common Stock, par value $0.20 per share

We are offering to exchange (the “Exchange Offers”), upon the terms and subject to the conditions set forth in this amended and restated offer to exchange (as it may be supplemented and amended from time to time, this “Offer to Exchange”) and the accompanying letter of transmittal (as supplemented and amended from time to time, the “Letter of Transmittal”), any and all shares of our 5.375% Series B Cumulative Convertible Preferred Stock (the “Series B Preferred Stock”), any and all depositary shares, each representing 1/1000th of a share of our 10.00% Series C Cumulative Preferred Stock (such depositary shares, the “Series C Preferred Stock”), any and all depositary shares, each representing 1/1000th of a share of our 9.75% Series D Cumulative Preferred Stock (such depositary shares, the “Series D Preferred Stock”) and any and all of our outstanding 10.00% Series E Cumulative Convertible Preferred Stock (the “Series E Preferred Stock” and, together with the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, the “Existing Preferred Stock”), in each case outstanding as of December 31, 2015, for newly issued shares of our common stock, par value $0.20 per share (the “Common Stock”). Unless we indicate otherwise, references in this Offer to Exchange to a “share” of the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock are to a depositary share representing such series.

In exchange for each share of Existing Preferred Stock properly tendered (and not validly withdrawn) prior to 5: 00 p.m., New York City time, on February 24, 2016 (such time and date, as the same may be extended, the “Expiration Date”) and accepted by us, participating holders of Existing Preferred Stock will receive the following exchange consideration (the “Exchange Consideration”):

Existing Preferred Stock	CUSIP No.	Number of Outstanding Shares(1)	Exchange Consideration(2)
Series B Preferred Stock	382410 603	1,483,441	8.899 shares of our Common Stock
Series C Preferred Stock	382410 702	3,060,412	4.449 shares of our Common Stock
Series D Preferred Stock	382410 884	3,621,070	4.449 shares of our Common Stock
Series E Preferred Stock	382410 850	3,226,223	5.188 shares of our Common Stock

(1)	The number of shares reflected for the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock are depositary shares, each of which represents 1/1000th of a share of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively. The number of shares of Existing Preferred Stock outstanding is calculated as of January 20, 2015.
(2)	The higher exchange ratio applicable to the Series B Preferred Stock reflects the higher liquidation preference for the Series B Preferred Stock relative to the lower liquidation preference of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. In addition, the higher exchange ratio applicable to the Series E Preferred Stock relative to the Series C Preferred Stock and Series D Preferred Stock reflects the original liquidation preferences of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred stock tendered in exchange for the Series E Preferred Stock on December 18, 2015.

Holders that tender shares of their Existing Preferred Stock that are accepted for exchange will forfeit any claim to all accrued and unpaid dividends on such Existing Preferred Stock, regardless of when it accrued, whether before or after the date hereof and including any dividends that may accrue through the settlement date for the Exchange Offers.

Each of the Exchange Offers will expire on the Expiration Date, unless extended or earlier terminated by us. Tendered Existing Preferred Stock may be withdrawn at any time prior to the expiration of the related Exchange Offer. In addition, you may withdraw any tendered shares of Existing Preferred Stock if we have not accepted them for exchange within 40 business days from the commencement of the Exchange Offers on January 26, 2016.

Concurrently with the Exchange Offers, we are offering to exchange, upon the terms and conditions set forth in a separate offer to exchange any and all of our outstanding 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032 (together, the “Existing Unsecured Notes”) for newly issued shares of our Common Stock (the “Unsecured Notes Exchange Offers”). Also, we intend to offer to exchange any and all of our outstanding 8.0% Second Lien Senior Secured Notes due 2018 and 8.875% Second Lien Senior Secured Notes due 2019 (the “Second Lien Notes”) for new notes with materially identical terms except that interest thereon may be either (i) paid, at our option, in cash or in-kind or (ii) deferred for some period of time (up to maturity) to allow us to temporarily reduce our cash interest expense (the “Second Lien Exchange Offers”). We have also called a special meeting of our stockholders to be held on the morning of March 7, 2016 (the “Special Meeting”) to approve (i) an amendment to our Restated Certificate of Incorporation increasing the number of authorized shares of our Common Stock to 400 million (the “Authorized Share Amendment Proposal”) to allow for the issuance of Common Stock in the various exchanges and (ii) amendments to the Certificate of Designation of each of series of Existing Preferred Stock that would, if approved, allow us to mandatorily convert such series of Existing Preferred Stock into Common Stock at the rate offered in the applicable Exchange Offer (the “Preferred Stock Amendment Proposals”). Upon completion of the Exchange Offers, the Unsecured Notes Exchange Offers and the Second Lien Exchange Offers we plan to amend our 2006 Long-Term Incentive Plan (the “2006 Plan”) to increase the number of shares of Common Stock available for delivery pursuant to awards under the 2006 Plan (the “LTIP Amendment”) and issue approximately 27.1 million restricted shares of Common Stock pursuant to the 2006 Plan to our existing management and employees (the “Retention Awards”). The Retention Awards would represent 7.5% of the outstanding shares of Common Stock of the Company if all of the Existing Unsecured Notes participate in the Unsecured Notes Exchange Offers and all of the Existing Preferred Stock participate in the Exchange Offers, or 8.4% if the Exchange Offers and the Unsecured Notes Exchange Offers are completed with only the minimum participation conditions met, as there would be fewer total shares outstanding.

The Exchange Offers are conditioned on, among other things, (i) holders of an aggregate of at least a majority of the shares (in the case of our Series B Preferred Stock) and depositary shares (in the case of our Series C Preferred Stock, our Series D Preferred Stock and our Series E Preferred Stock) outstanding as of the date of this Offer to Exchange either (a) properly tendering (and not validly withdrawing) their shares or depositary shares, as applicable, of Existing Preferred Stock prior to the Expiration Date, or voluntarily converting their Existing Preferred Stock into Common Stock in accordance with the terms of such Existing Preferred Stock (including any such voluntary conversions that occurred after December 31, 2015) or (b) having their shares of Existing Preferred Stock converted into Common Stock pursuant to the Company’s exercise of the mandatory conversion provision in the applicable Certificate of Designation if the applicable Preferred Stock Amendment Proposal is approved at the Special Meeting (the “Minimum Tender Condition”), (ii) our common shareholders approving the Authorized Share Amendment Proposal, (iii) there shall have not been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with such Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of such Exchange Offer or materially impair the contemplated benefits to us (as set forth under “— Purpose of the Exchange Offers”) of the Exchange Offers, (iv) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of such Exchange Offer or materially impair the contemplated benefits to us of such Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, (v) there shall have not occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs, (vii) there shall have not occurred (a) any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets, (b) any material adverse change in the price of our Common Stock in U.S. securities or financial markets, (c) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States (d) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions or (e) a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens and (vii) our acceptance of Existing Unsecured Notes tendered pursuant to such Exchange Offer. See “The Exchange Offers — Conditions to the Exchange Offers” for a complete description of the conditions of the Exchange Offers. We reserve the right to extend or terminate any of the Exchange Offers if any condition of such Exchange Offer is not satisfied and otherwise to amend any of the Exchange Offers in any respect.

As of the close of business on January 20, 2016, 76,303,625 shares of Common Stock were outstanding, 1,483,441 shares of Series B Preferred Stock were outstanding, 3,060,412 shares of Series C Preferred Stock were outstanding, 3,621,070 shares of Series D Preferred Stock were outstanding and 3,226,223 shares of Series E Preferred Stock were outstanding. The last reported sale price of our Common Stock on the OTC Markets marketplace (the “OTC”) on February 4, 2016 was $0.06 per share.

As noted above, we will consider any voluntarily conversion of Existing Preferred Stock into Common Stock after December 31, 2015, in accordance with the terms of such Existing Preferred Stock, as counting towards fulfillment of the Minimum Tender Condition. As of the date of this Offer to Exchange Preferred Stock have been converted in accordance with their terms since December 31, 2015.

If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on our Existing Unsecured Notes and our Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. This relief may include: (i) seeking bankruptcy court approval for the sale or sales of some, most or substantially all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and a subsequent liquidation of the remaining assets in the bankruptcy case; (ii) pursuing a plan of reorganization (where votes for the plan may be solicited from certain classes of creditors prior to a bankruptcy filing) that we would seek to confirm (or “cram down”) despite any classes of creditors who reject or are deemed to have rejected such plan; or (iii) seeking another form of bankruptcy relief, all of which involve uncertainties, potential delays and litigation risks. See “Bankruptcy Relief.”

If we seek bankruptcy relief, we expect that holders of Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock.

We urge you to carefully read the “Risk Factors” section beginning on page 20 before you make any decision regarding the Exchange Offers.

You must make your own decision whether to tender Existing Preferred Stock in the Exchange Offers, and, if so, the amount of Existing Preferred Stock to tender. Neither we, the Information Agent, the Exchange Agent nor any other person is making any recommendation as to whether or not you should tender your Existing Preferred Stock for exchange in the Exchange Offers.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities being offered in the Exchange Offers, or determined if the Exchange Offers are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Amended and Restated Offer to Exchange is February 5, 2016.

You should rely only on the information contained or incorporated by reference in this Offer to Exchange. No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying Letter of Transmittal and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by us, the Information Agent, the Exchange Agent or any other person. We are offering to exchange, and are seeking tenders of, these securities only in jurisdictions where the offers or tenders are permitted.

We are relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) to exempt the Exchange Offers from the registration requirements of the Securities Act. When securities are exchanged for other securities of an issuer under Section 3(a)(9) of the Securities Act, the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. We have no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offers. In addition, neither our financial advisors nor any broker, dealer, salesperson, agent or any other person is engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the Exchange Offers.

i

FORWARD-LOOKING STATEMENTS

We have made in this Offer to Exchange, and may from time to time otherwise make in other public filings, press releases and discussions with our management, forward-looking statements concerning our operations, economic performance and financial condition. These forward-looking statements include information concerning future production and reserves, schedules, plans, timing of development, contributions from oil and natural gas properties, marketing and midstream activities, and also include those statements accompanied by or that otherwise include the words “may,” “could,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “projects,” “predicts,” “target,” “goal,” “plans,” “objective,” “potential,” “should,” or similar expressions or variations on such expressions that convey the uncertainty of future events or outcomes. We have based these forward-looking statements on our current expectations and assumptions about future events. These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements speak only as of the date of this Offer to Exchange, or if earlier, as of the date they were made. The safe harbor provisions for forward-looking statements contained in the Securities Act and Securities Exchange Act of 1934, as amended (the “Exchange Act”) do not apply to any forward-looking statements that the we make in connection with this Offer to Exchange, including forward-looking statements from our Annual Reports on Form 10-K, which are incorporated by reference into this Offer to Exchange.

These forward-looking statements involve risk and uncertainties. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following risk and uncertainties:

•	failure to consummate the Recapitalization Plan, including the Exchange Offers, or otherwise address our near-term liquidity needs, at which time we may not be able to make our interest payments on our Existing Unsecured Notes and Second Lien Notes beginning in March 2016 and are likely to need to seek protection under Chapter 11 of the U.S. Bankruptcy Code;

•	the expectation that holders of Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock if we seek relief under the U.S. Bankruptcy Code;

•	our ability to comply with the financial covenants in our debt instruments and our available liquidity even if the Recapitalization Plan described in this Offer to Exchange is successfully implemented, particularly if oil and natural gas prices remain depressed;

•	planned capital expenditures;

•	future drilling activity;

•	our financial condition;

•	future cash flows, credit availability and borrowings;

•	sources of funding for exploration and development;

•	the market prices of oil and natural gas;

•	uncertainties about the estimated quantities of our oil and natural gas reserves;

•	financial market conditions and availability of capital;

•	production;

•	hedging arrangements;

•	litigation matters;

•	pursuit of potential future acquisition opportunities;

•	general economic conditions, either nationally or in the jurisdictions in which we are doing business;

•	legislative or regulatory changes, including retroactive royalty or production tax regimes, hydraulic-fracturing regulation, drilling and permitting regulations, derivatives reform, changes in state and federal corporate taxes, environmental regulation, environmental risks and liability under federal, state and local environmental laws and regulations;

•	the creditworthiness of our financial counterparties and operation partners;

•	the securities, capital or credit markets;

•	our ability to repay our debt; and

•	other factors discussed below and elsewhere in this Offer to Exchange and in our other public filings, press releases and discussions with our management.

For additional information regarding known material factors that could cause our actual results to differ from projected results please read the rest of this Offer to Exchange, including the “Risk Factors” section herein, and Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, Part II, “Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and Part II, “Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports and other information with the SEC (File No. 001-12719) pursuant to the Exchange Act. You may read and copy any documents that are filed at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at l-800-SEC-0330 for further information. Our filings are also available to the public through the SEC’s website at www.sec.gov:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as amended by Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2014 filed on April 30, 2015);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

•	our Current Reports on Form 8-K, filed with the SEC on March 2, 2015, March 18, 2015, April 22, 2015, May 11, 2015, June 4, 2015, July 30, 2015, August 19, 2015, September 2, 2015, September 9, 2015, September 30, 2015, October 2, 2015, October 8, 2015, October 20, 2015, November 6, 2015, December 9, 2015, December 11, 2015, December 23, 2015, January 14, 2016, January 25, 2016, January 26, 2016 and February 5, 2016 (in each case excluding any information furnished pursuant to Item 2.02 or Item 7.01);

•	our Offers to Exchange on Schedule TO-I, filed with the SEC on January 26, 2016;

•	our Proxy Statement on Schedule 14A, filed with the SEC on May 4, 2015;

•	the description of our Common Stock contained in our registration statement on Form 8-B, filed with the SEC on February 3, 1997;

•	the description of our Series C Preferred Stock contained in our registration statement on Form 8-A, filed with the SEC on April 10, 2013; and

•	the description of our Series D Preferred Stock contained in our registration statement on Form 8-A, filed with the SEC on August 19, 2013.

The information incorporated by reference is an important part of this Offer to Exchange.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Offer to Exchange or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Exchange.

You may obtain or request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) from the Company’s website at www.goodrichpetroleum.com or at no cost by writing or telephoning us at the following address and telephone number:

Goodrich Petroleum Corporation

Attention: Investor Relations

801 Louisiana, Suite 700

Houston, Texas 77002

(832) 255-1300

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed a statement on Schedule TO, which contains additional information with respect to the Exchange Offers. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner set forth above. We will amend the Schedule TO in order to disclose additional information about us and the Exchange Offers that occurs following the date of this Offer to Exchange.

v

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS

These answers to questions that you may have as a holder of the Existing Preferred Stock, as well as the summary that follows, highlight selected information included elsewhere or incorporated by reference in this Offer to Exchange. To fully understand the Exchange Offers and the other considerations that may be important to your decision about whether to participate in the Exchange Offers, you should carefully read this Offer to Exchange in its entirety, including the section entitled “Risk Factors,” as well as the information incorporated by reference in this Offer to Exchange. For further information about us, see the section of this Offer to Exchange entitled “Where You Can Find More Information and Incorporation by Reference.”

Except as the context otherwise requires, or as otherwise specified or used in this Offer to Exchange, the terms “we,” “us,” “our,” “ours,” “the Company,” and “Goodrich” refer to Goodrich Petroleum Corporation and its consolidated subsidiaries.

Why are we making the Exchange Offers?

We are making the Exchange Offers in connection with the Company’s comprehensive plan to reduce its cost structure and improve its operating results, cash flow from operations, liquidity and financial condition (the “Recapitalization Plan”). The Recapitalization Plan consists of:

•	The Exchange Offers;

•	The Unsecured Notes Exchange Offers;

•	The Second Lien Exchange Offers; and

•	Upon completion of the Exchange Offers, the Unsecured Notes Exchange Offers and the Second Lien Exchange Offers, (i) amending our 2006 Long-Term Incentive Plan (the “2006 Plan”) to increase the number of shares of Common Stock available for delivery pursuant to awards under the 2006 Plan (the “LTIP Amendment”) and (ii) issuing a number of restricted shares of Common Stock pursuant to the 2006 Plan equal to approximately 27.1 million shares of Common Stock to our existing management and employees (the “Retention Awards”).

The Board of Directors of the Company (the “Board of Directors”) has determined the Recapitalization Plan would be beneficial to the Company for the following reasons:

•	Successful completion of the Exchange Offers would eliminate our fixed dividend obligations by between $11.8 million (assuming the minimum conditions to the Exchange Offers are met) and $23.7 million (assuming full participation in the Exchange Offers), due to the ability of the Company to exchange and cancel the Existing Preferred Stock tendered in the Preferred Exchanges;

•	Successful completion of the Recapitalization Plan would reduce our outstanding debt and preferred stock liquidation preference by approximately $498 million, or 71% under full participation and $350 million, or 50% if only the minimum conditions to completion of the Recapitalization Plan are met in the Exchange Offers and the Unsecured Notes Exchange Offers;

•	Successful completion of the Unsecured Notes Exchange Offers and the Second Lien Exchange Offers would reduce our annual cash interest payment obligations by approximately $30.4 million under full participation and $28.9 million if the minimum conditions to completion are met, thereby increasing our ability to meet our near-term liquidity needs;

•	Expected improvements in institutional investor interest in the Company’s Common Stock following the Recapitalization Plan due to an improved balance sheet;

•	Successful completion of the Recapitalization Plan would simplify our capital structure and reduce or eliminate the overhang created by the Existing Preferred Stock and eliminate the liquidation preferences of the tendered Existing Preferred Stock;

•	Successful completion of the Recapitalization Plan would enable us to complete our restructuring in less time, for less money and with less risk than any bankruptcy alternatives;

•	Successful completion of the Recapitalization Plan would enable us to continue operating our business for an additional period of time and reduce the risk of a potentially precipitous decline in our revenues in a bankruptcy;

•	Successful completion of the Recapitalization Plan would improve liquidity for the Company, which will allow for more time for commodity prices to recover;

•	Successful completion of the Recapitalization Plan would make it easier for investors to understand and follow the Company, and more accurately value the Company’s Common Stock; and

•	Successful completion of the Exchange Offers would provide sufficient Common Stock in the Company to exchanging holders of the Existing Preferred Stock to provide rapid recovery of value if commodity prices recover.

I appear to have received similar materials dated January 26, 2016 recently. Why am I receiving these materials twice?

These materials amend and restate certain disclosure relating to our existing and ongoing offers to exchange our Existing Preferred Stock for newly issued shares of our Common Stock. The economic terms of the Exchange Offers have not changed.

What if I already tendered my Existing Preferred Stock using the Letter of Transmittal dated January 26, 2016?

Assuming that the shares of Existing Preferred Stock were otherwise validly tendered, shareholders may use either the original letter of transmittal or the enclosed amended and restated letter of transmittal and we will accept shares of Existing Preferred Stock upon the terms and subject to the conditions of the Exchange Offers. If you have already tendered your shares of Existing Preferred Stock, you need not take any further action.

What will happen to the Company if the Exchange Offers are not completed?

If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make the interest payments on our Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock. For a more complete description of potential bankruptcy relief and the risks relating to our failure to complete the exchange offers, see “Bankruptcy Relief” and “Risk Factors — Risks Related to the Exchange Offers.”

Why are we pursuing an out-of-court restructuring rather than an in-court restructuring?

An out-of-court restructuring through the Recapitalization Plan, including the Exchange Offers, or an in-court restructuring pursuant to the U.S. Bankruptcy Code provide alternative means of restructuring our liabilities and seeking to achieve the survival and long-term viability of our business. We believe that there are advantages to restructuring the Company out-of-court. We believe that the successful consummation of the Recapitalization Plan out of court would, among other things:

•	enable us to continue operating our business for an additional period of time without the negative impact that a bankruptcy could have on our relationships with our customers, employees, suppliers, and others;

•	reduce the risk of a potentially precipitous decline in our revenues in a bankruptcy; and

•	allow us to complete our restructuring in less time, for less money and with less risk than any bankruptcy alternatives.

If we have to resort to bankruptcy relief, among other things, we expect that holders of the Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock.

What will happen to the Company if the Recapitalization Plan is successful?

If the Exchange Offers are completed and the Recapitalization Plan is successful, the Company’s liquidity will be improved which will allow for more time for commodity prices to recover and increase our ability to comply with our outstanding debt covenants and cash interest payment obligations. However, if oil and natural gas prices do not recover or if we are not able to execute our current plan for operations, then we may need to seek relief under the U.S. Bankruptcy Code notwithstanding the completion of the Exchange Offers and the Recapitalization Plan. If we were to seek relief under the U.S. Bankruptcy Code notwithstanding the completion of the Exchange Offers and the Recapitalization Plan, we expect that the holders of our shares of our Common Stock and any Existing Unsecured Notes or Existing Preferred Stock remaining outstanding after the Exchange Offers would receive little or no consideration.

If the Exchange Offers are successfully completed, what is the share price required for the exchanging Existing Preferred Stock holders to recover their original principal amount?

Assuming full participation in the Exchange Offers, the analysis below illustrates the minimum future share price required to recover the current principal amount of the Existing Preferred Stock based on the value of the Common Stock received in the Exchange Offers:

Security	Par	Break-Even Price
Existing Preferred Stock
B	50.0	$5.62
C	25.0	$5.62
D	25.0	$5.62
E	10.0	$1.93

How many shares of the Existing Preferred Stock are you offering to exchange in the Exchange Offers?

We are offering to exchange:

•	any and all of the shares of Series B Preferred Stock currently outstanding;

•	any and all of the depositary shares of Series C Preferred Stock currently outstanding;

•	any and all of the depositary shares of Series D Preferred Stock currently outstanding; and

•	any and all of the depositary shares of Series E Preferred Stock currently outstanding.

What will the holder receive in the Exchange Offers if the shares of Existing Preferred Stock are validly tendered and accepted by us?

For each share of Existing Preferred Stock that is accepted in the Exchange Offers, the holder will receive a number of shares of Common Stock equal to the exchange ratio (the “Exchange Ratio”), upon the terms and subject to the conditions set forth in this Offer to Exchange and the related Letter of Transmittal. The Exchange Ratio will equal:

•	8.899 shares of Common Stock for each share of Series B Preferred Stock, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock;

•	4.449 shares of Common Stock for each depositary share of Series C Preferred Stock, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock;

•	4.449 shares of Common Stock for each depositary share of Series D Preferred Stock, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock; and

•	5.188 shares of Common Stock for each depositary share of Series E Preferred Stock, which is equivalent to a conversion price of approximately $1.93 per share of Common Stock.

The higher exchange ratio applicable to the Series B Preferred Stock reflects the higher liquidation preference for the Series B Preferred Stock relative to the lower liquidation preference of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. In addition, the higher exchange ratio applicable to the Series E Preferred Stock relative to the Series C Preferred Stock and Series D Preferred Stock reflects the original liquidation preferences of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred stock tendered in exchange for the Series E Preferred Stock on December 18, 2015.

We will not issue fractional shares of our Common Stock in the Exchange Offers. If any fractional share of the Common Stock would be issuable to a participating holder upon the exchange of its shares of the Existing Preferred Stock, the number of shares of Common Stock to be issued to such participating holder will be rounded down to the nearest whole number. See “The Exchange Offers — Fractional Shares.”

Your right to receive the Exchange Consideration in the Exchange Offers is subject to all of the conditions set forth in this Offer to Exchange and the related Letter of Transmittal.

Will members of the Board of Directors and management that are holders of the Existing Preferred Stock be participating in the Exchange Offers?

All of the members of the Board of Directors and certain members of the management, including the Chairman and Chief Executive Officer and the President and Chief Operating Officer of the Company, who currently hold the Existing Preferred Stock will be participating in the Exchange Offers.

Will the Common Stock to be issued in the Exchange Offers be freely tradable?

Yes, provided that you are not an affiliate of the Company and did not receive your securities from an affiliate of the Company.

How will the Exchange Offers affect the trading market for the shares of Existing Preferred Stock that are not exchanged?

If the number of shares of the Existing Preferred Stock that remain outstanding after the Exchange Offers is significantly reduced, the trading market for the remaining outstanding shares of Existing Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of such shares. The extent of the market for the Existing Preferred Stock following the consummation of the Exchange Offers will depend upon, among other things, the number of outstanding shares of Existing Preferred Stock at such time, the number of holders of Existing Preferred Stock remaining at such time and the interest in maintaining a market in such Existing Preferred Stock on the part of securities firms.

What other rights will I lose if I tender my shares of Existing Preferred Stock in the Exchange Offers?

If your shares of Existing Preferred Stock are validly tendered and accepted for exchange pursuant to the Exchange Offers, you will lose the rights of a holder of such Existing Preferred Stock, which are described below in this Offer to Exchange. For example, you would lose the right to receive quarterly cash dividends, when, as and if, declared by our Board of Directors on such Existing Preferred Stock, which quarterly cash dividends of the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock were suspended on August 28, 2015. You would also lose the right to receive, out of the assets available for distribution to our shareholders and before any distribution is made to the holders of stock ranking junior to the Preferred Stock (including our Common Stock), a liquidation preference in the amount of $50.00 per share of Series B Preferred Stock, $25.00 per depositary share of Series C Preferred Stock, $25.00 per depositary share of Series D Preferred Stock and $10.00 per depositary share of Series E Preferred Stock plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding-up or dissolution of our Company. Additionally, if you exchange your Existing Preferred Stock for Common Stock there may be a meaningful amount of unsecured debt and preference securities ahead of you in the capital structure since as much as $136.7 million in liquidation preference of Existing Preferred Stock could remain outstanding following completion of the Exchange Offers and as much as $11.2 million aggregate principal amount of other Existing Unsecured Notes (or more if we determine to waive the minimum conditions to the Unsecured Notes Exchange Offers) could remain outstanding following completion of the Unsecured Notes Exchange Offers.

May I exchange only a portion of the shares of Existing Preferred Stock that I hold?

Yes. You do not have to exchange all of your shares of Existing Preferred Stock to participate in one or more of the Exchange Offers; however, if we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make the interest payments on our Existing Unsecured Notes and Second Lien Notes beginning in March 2016 and are likely to need to seek relief under the U.S. Bankruptcy Code.

What will happen to the non-tendering holders of Existing Preferred Stock if the Exchange Offers are consummated?

Existing Preferred Stock that is not tendered in the Exchange Offers will remain outstanding, though the Company intends to continue to suspend the dividends on such Existing Preferred Stock indefinitely.

If the Exchange Offers are consummated and I do not participate or I do not exchange all of my shares of Existing Preferred Stock, how will my rights and obligations under my remaining outstanding shares of Existing Preferred Stock be affected?

The terms of your shares of Existing Preferred Stock that remain outstanding after the consummation of the Exchange Offers will not change as a result of the Exchange Offers.

What do you intend to do with the shares of Existing Preferred Stock that are exchanged in the Exchange Offers?

Shares of Existing Preferred Stock accepted for exchange by us in the Exchange Offers will be cancelled.

Are you making a recommendation regarding whether I should participate in the Exchange Offers?

We are not making any recommendation regarding whether you should tender or refrain from tendering your shares of Existing Preferred Stock for exchange in the Exchange Offers. Accordingly, you must make your own determination as to whether to tender your shares of Existing Preferred Stock for exchange in the Exchange Offers and, if so, the number of shares to tender. Before making your decision, we urge you to read this Offer to Exchange carefully in its entirety, including the information set forth in the section of this Offer to Exchange entitled “Risk Factors,” and the other documents incorporated by reference in this Offer to Exchange.

What risks should I consider in deciding whether or not to tender my shares of Existing Preferred Stock?

In deciding whether to participate in the Exchange Offers, you should carefully consider the discussion of risks and uncertainties affecting our business, the shares of Existing Preferred Stock and our Common Stock that are described in the section of this Offer to Exchange entitled “Risk Factors,” and the documents incorporated by reference in this Offer to Exchange.

What are the conditions to the Exchange Offers?

The Exchange Offers are conditioned on, among other things, (i) holders of an aggregate of at least a majority of the shares (in the case of our Series B Preferred Stock) and depositary shares (in the case of our Series C Preferred Stock, our Series D Preferred Stock and our Series E Preferred Stock) outstanding as of the date of this Offer to Exchange either (a) properly tendering (and not validly withdrawing) their shares or depositary shares, as applicable, of Existing Preferred Stock prior to the Expiration Date or voluntarily converting their Existing Preferred Stock into Common Stock in accordance with the terms of such Existing Preferred Stock (including the 349,748 shares of Existing Preferred Stock that have been voluntarily converted since December 31, 2015) or (b) having their shares of Existing Preferred Stock converted into Common Stock pursuant to the Company’s exercise of the mandatory conversion provision in the applicable Certificate of Designation if the applicable Preferred Stock Amendment Proposal is approved at the Special Meeting and (ii) our common shareholders approving the Authorized Share Amendment Proposal to increase the number of authorized shares of our Common Stock to 400 million. See “The Exchange Offers — Conditions to the Exchange Offers” for a complete description of the conditions of the Exchange Offers.

We may waive certain conditions of the Exchange Offers. If any of the conditions are not satisfied or waived for any of the Exchange Offers, we will not complete the applicable Exchange Offer.

When do the Exchange Offers expire?

Each of the Exchange Offers will expire at 5:00 p.m., New York City time, on February 24, 2016, unless extended or earlier terminated by us.

Under what circumstances can the Exchange Offers be extended, amended or terminated?

We reserve the right to extend any of the Exchange Offers for any reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of any of the Exchange Offers in any respect prior to the Expiration Date of such Exchange Offer. Further, we may be required by law to extend an Exchange Offer if we make a material change in the terms of such Exchange Offer or in the information contained in this Offer to Exchange or waive a material condition to such Exchange Offer. During any extension of an Exchange Offer, shares of Existing Preferred Stock that were previously tendered for exchange pursuant to such Exchange Offer and not validly withdrawn will remain subject to such Exchange Offer. We reserve the right, in our sole and absolute discretion, to terminate any of the Exchange Offers at any time prior to its Expiration Date if any condition is not met. If an Exchange Offer is terminated, no shares of Existing Preferred Stock tendered in such Exchange Offer will be accepted for exchange and any shares of such Existing Preferred Stock that have been tendered for exchange will be returned to the holder promptly after the termination at our expense. For more information regarding our right to extend, amend or terminate the Exchange Offers, see the section of this Offer to Exchange entitled “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.”

How will I be notified if any of the Exchange Offers are extended, amended or terminated?

We will issue a press release or otherwise publicly announce any extension, amendment or termination of any of the Exchange Offers. In the case of an extension, we will promptly make a public announcement by issuing a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of such Exchange Offer. For more information regarding notification of extensions, amendments or the termination of the Exchange Offers, see the section of this Offer to Exchange entitled “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.”

What will happen to the dividends in arrears of participating holders of Existing Preferred Stock?

If the holder participates in the Exchange Offers, you will agree to waive any claim to all accrued and unpaid dividends in arrears and give up all other rights associated with the Existing Preferred Stock you tender, including receipt of any future dividends and the liquidation preference.

When does the Company plan to pay dividends in arrears on the Existing Preferred Stock?

We do not anticipate paying dividends on the Existing Preferred Stock in the foreseeable future, and there are restrictions on our ability to pay dividends under our indentures governing our outstanding Second Lien Notes that restrict our ability to pay cash dividends on any of our equity securities.

Are your results of operations and financial condition relevant to my decision to tender my shares of Existing Preferred Stock for exchange in the Exchange Offers?

Yes. The prices of our Common Stock and Existing Preferred Stock are closely linked to our results of operations and financial condition. For information about the accounting treatment of the Exchange Offers, see the section of this Offer to Exchange entitled “The Exchange Offers — Accounting Treatment.”

What is the accounting treatment of the Exchange Offers?

For the shares of Existing Preferred Stock that are exchanged in the Exchange Offers, we will eliminate the principal amount of Existing Preferred Stock and related accrued interest, and replace it with the par value (par value $0.20 per share) of our Common Stock. As the total principal amount and accrued interest eliminated for the Existing Preferred Stock is expected to be more than the Common Stock par value recognized, we will record this excess as a decrease in additional paid-in capital.

We will also recognize an expense for the fees and expenses related to the Exchange Offers. If the Exchange Offers are fully subscribed, we would expect the aggregate effect on retained earnings to be a reduction of approximately $1,000,000, which represents estimated fees and expenses related to the Exchange Offers. For information about the accounting treatment of the Exchange Offers, see the section of this Offer to Exchange entitled “The Exchange Offers — Accounting Treatment.”

Will you receive any cash proceeds from the Exchange Offers?

No. We will not receive any cash proceeds from the Exchange Offers.

How do I tender my shares of Existing Preferred Stock for exchange in the Exchange Offers?

If your shares of Existing Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the Exchange Offers, you should contact that registered holder promptly and instruct him, her or it to tender your shares of Existing Preferred Stock on your behalf. If you are a participant of The Depository Trust Company (“DTC”), you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”). See the section of this Offer to Exchange entitled “The Exchange Offers — Procedures for Tendering Existing Preferred Stock” and “The Exchange Offers — The Depository Trust Company Book-Entry Transfer.”

For further information on how to tender shares of Existing Preferred Stock, contact the Information Agent or the Exchange Agent at the telephone number set forth on the back cover of this Offer to Exchange or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

What happens if some or all of my shares of Existing Preferred Stock are not accepted for exchange?

If we decide not to accept some or all of your shares of Existing Preferred Stock because of an invalid tender, the occurrence of the other events set forth in this Offer to Exchange or otherwise, the shares not accepted by us will be returned to you, at our expense, promptly after the expiration or termination of the Exchange Offers by book-entry transfer to your account at DTC, as applicable.

Until when may I withdraw shares of Existing Preferred Stock previously tendered for exchange?

If not previously returned, you may withdraw shares of Existing Preferred Stock that were previously tendered for exchange at any time prior to the expiration of the Exchange Offers. In addition, you may withdraw any shares of Existing Preferred Stock that you tender that are not accepted for exchange by us after the expiration of 40 business days from the commencement of the Exchange Offers, if such shares of Existing Preferred Stock have not been previously returned to you. For more information, see the section of this Offer to Exchange entitled “The Exchange Offers — Withdrawal Rights.”

How do I withdraw shares of Existing Preferred Stock previously tendered for exchange in the Exchange Offers?

For a withdrawal to be effective, the Exchange Agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, prior to the Expiration Date. For more information regarding the procedures for withdrawing shares of Existing Preferred Stock, see the section of this Offer to Exchange entitled “The Exchange Offers — Withdrawal Rights.”

Will I have to pay any fees or commissions if I tender my shares of Existing Preferred Stock for exchange in the Exchange Offers?

You will not be required to pay any fees or commissions to us or the Exchange Agent in connection with the Exchange Offers. However, if your shares of Existing Preferred Stock are held through a broker or other nominee who tenders the shares on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

With whom may I talk if I have questions about the Exchange Offers?

If you have questions about the terms of the Exchange Offers or the procedures for tendering shares of Existing Preferred Stock in the Exchange Offers or require assistance in tendering your shares of Existing Preferred Stock, please contact the Information Agent or the Exchange Agent. The contact information for the Information Agent and the Exchange Agent is set forth on the back cover page of this Offer to Exchange.

SUMMARY

The following summary contains basic information about us and the Exchange Offers. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information included or incorporated by reference in this Offer to Exchange. You should carefully consider the information contained in and incorporated by reference in this Offer to Exchange, including the information set forth under the heading “Risk Factors” in this Offer to Exchange. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements.”

The Company

We are an independent oil and natural gas company engaged in the exploration, development and production of oil and natural gas properties primarily in (i) Southwest Mississippi and Southeast Louisiana, which includes the Tuscaloosa Marine Shale Trend, (ii) Northwest Louisiana and East Texas, which includes the Haynesville Shale Trend and (iii) South Texas, which includes the Eagle Ford Shale Trend.

Our principal executive offices are located at 801 Louisiana, Suite 700, Houston, Texas 77002, and our phone number is (713) 780-9494.

Purpose of the Exchange Offers

We are making the Exchange Offers in connection with the Company’s comprehensive plan to reduce its cost structure and improve its operating results, cash flow from operations, liquidity and financial condition (the “Recapitalization Plan”). In addition to the Exchange Offers, the Recapitalization Plan consists of (i) the offer to exchange, upon the terms and conditions set forth in a separate offer to exchange any and all of our 8.875% Senior Notes due 2019, 3.25% Convertible Senior Notes due 2026, 5.00% Convertible Senior Notes due 2029, 5.00% Convertible Senior Notes due 2032 and 5.00% Convertible Exchange Senior Notes due 2032 (together, the “Existing Unsecured Notes”) in each case outstanding as of December 31, 2015 for newly issued shares of our Common Stock (the “Unsecured Notes Exchange Offers”); (ii) the offer to exchange, upon the terms and conditions set forth in a separate offer to exchange any and all of our outstanding 8.0% Second Lien Senior Secured Notes due 2018 and 8.875% Second Lien Senior Secured Notes due 2019 (the “Second Lien Notes”) for new notes with materially identical terms except that interest thereon may be either (a) paid, at our option, in cash or in-kind or (b) deferred until some period of time up to maturity (the “Second Lien Exchange Offers”); and (iii) upon completion of the Exchange Offers, the Preferred Exchange Offers and the Second Lien Exchange Offers, (a) amending our 2006 Long-Term Incentive Plan (the “2006 Plan”) to increase the number of shares of Common Stock available for delivery pursuant to awards under the 2006 Plan (the “LTIP Amendment”) and (b) issuing a number of restricted phantom shares of Common Stock pursuant to the 2006 Plan equal to approximately 27.1 million shares of Common Stock to our existing management and employees (the “Retention Awards”). The Retention Awards would represent 7.5% of the outstanding shares of Common Stock of the Company if all of the Existing Unsecured Notes participate in the Unsecured Notes Exchange Offers and all of the Existing Preferred Stock participate in the Exchange Offers, or 8.4% if the Exchange Offers and Unsecured Notes Exchange Offers are completed with only the minimum participation conditions met, as there would be fewer total shares outstanding.

The Recapitalization Plan, including the Exchange Offers, is designed to reduce or eliminate the principal amount of our Existing Unsecured Notes and liquidation preference on our Existing Preferred Stock, reduce cash interest expense through the exchange of the Existing Unsecured Notes into Common Stock, enable us to defer interest on the Second Lien Notes by issuing additional notes in lieu of cash interest and eliminate our dividend obligations for the Existing Preferred Stock.

The Board of Directors has determined the Recapitalization Plan would be beneficial to the Company for the following reasons:

•	the elimination of between $213 million and $224.2 million in unsecured senior indebtedness with respect to the exchange and cancellation of Existing Unsecured Notes in the Unsecured Notes Exchange Offers;

•	the reduction of between $28.9 million and $30.4 million in annual cash interest payment obligations per year on the Existing Unsecured Notes and Second Lien Notes, thereby preserving liquidity in the near term;

•	the elimination of fixed dividend obligations of between $11.8 million and $23.7 million due to the exchange and cancellation of Existing Preferred Stock in the Exchange Offers;

•	increasing the percentage of our capitalization that is Common Stock;

•	the simplification of the Company’s capital structure and the elimination of the market overhang caused by the outstanding Existing Preferred Stock and the liquidation preferences of the Existing Preferred Stock;

•	expected improvements in institutional investor interest in the Company’s Common Stock following the Recapitalization Plan due to an improved balance sheet; and

•	the increased ability of the Company to address its near-term liquidity needs as a result of the material reduction of cash interest expense on the Company’s secured debt obligations and the increased likelihood of attracting new capital due to a significantly improved balance sheet.

The following tables describe the pro forma effect of the Recapitalization Plan, including the Exchange Offers, on our balance sheet and results of operations.

	September 30, 2015
	Actual	As Adjusted(1)	As Further Adjusted(2)
	(In thousands)
Cash and cash equivalents	$4,025	$4,025	$4,025

Long-term debt
Senior Credit Facility	$17,500	$17,500	$17,500
8.0% Second Lien Senior Secured Notes due 2018	87,548	87,548	87,548
8.875% Senior Notes due 2019	275,000	13,750	—
3.25% Convertible Senior Notes due 2026	429	21	—
5.0% Convertible Senior Notes due 2029	6,692	335	—
5.0% Convertible Senior Notes due 2032	113,370	5,669	—
5.0% Convertible Exchange Notes due 2032	39,520	1,976	—

Total long-term debt	$540,059	$126,799	$105,048

Stockholders’ equity:
Series B Preferred Stock, 2,249,893 shares issued and outstanding, 745,283 shares as adjusted	2,250	745	—
Series C Preferred Stock, 4,400,000 depositary shares issued and outstanding, 1,562,534 depositary shares as adjusted	4	2	—
Series D Preferred Stock, 5,200,000 depositary shares issued and outstanding, 1,868,121 depositary shares as adjusted	5	2	—
Series E Preferred Stock, zero shares issued and outstanding, 1,824,402 depositary shares as adjusted(3)	—	2	—
Common Stock, 59,245,314 issued and outstanding	11,851	60,666	60,666
Additional paid in capital	1,147,262	1,113,090	1,113,090
Retained earnings (accumulated deficit)	(1,172,865)	(1,143,471)	(1,141,924)

Total stockholders’ equity (deficit)	(11,493)	31,036	31,832

Total capitalization	$528,566	157,835	$136,880

	Nine Months Ended September 30, 2015
	Actual	As Adjusted	As Further Adjusted
	(In thousands)
Interest Expense	$42,447	$13,053	$11,506

Net Loss	$70,552	$41,158	$39,611

(1)	Assumes a minimum exchange of a majority of each series of Existing Preferred Stock for share of Common Stock based on the aggregate outstanding shares of Existing Preferred Stock as of December 31, 2015. Any shares of Existing Preferred Stock converted into Common Stock pursuant to the terms of the Certificate of Designation of each respective series of Existing Preferred Stock on or after January 1, 2016 up to the closing of the Exchange Offers will be included for purposes of determining whether the minimum conditions for the Exchange Offers have been satisfied. Further, the minimum conditions for the Exchange Offers may be satisfied if a majority of the outstanding shares of all of the Existing Preferred Stock is exchanged, even if less than a majority of the shares of one series of Existing Preferred Stock is exchanged. Also assumes a minimum exchange of 95% of the aggregate principal amount of the Existing Unsecured Notes for shares of Common Stock based on the aggregate principal amount of all Existing Unsecured Notes outstanding as of December 31, 2015. Any principal amounts converted into Common Stock pursuant to the terms of the Existing Unsecured Notes Exchange Offers on or after January 1, 2016 will be included for purposes of determining whether the minimum conditions for the Unsecured Notes Exchange Offers have been satisfied. Further, the minimum conditions for the Unsecured Notes Exchange Offers may be satisfied if 95% of the aggregate principal amount of all of the Existing Unsecured Notes is exchanged, even if less than 95% of one series of Existing Unsecured Notes is exchanged.
(2)	Assumes full participation by holders of both unsecured debt and Existing Preferred Stock in the Exchange Offers and Unsecured Notes Exchange Offers.
(3)	Adjusted to reflect the original liquidation preferences of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock tendered in exchange for the Series E Preferred Stock on December 18, 2015.

Analysis of the Recapitalization Plan

Effects of the Recapitalization Plan on the Company’s Capital Structure and Capital Stock.

The following table depicts the pro forma impact the Recapitalization Plan would have on our outstanding debt (dollars in thousands) as of January 20, 2016:

	Principal	Pro Forma for the Recapitalization Plan Assuming Minimum Conditions Met(1)	Pro Forma for the Recapitalization Plan Assuming Full Exchange Participation
Senior Credit Facility	$27,000	$27,000	$27,000
8.0% Second Lien Senior Secured Notes due 2018	$100,000	$100,000	$100,000
8.875% Second Lien Senior Secured Notes due 2019	$75,000	$75,000	$75,000
8.875% Senior Notes due 2019	$116,828	$5,841	$0
3.25% Convertible Senior Notes due 2026	$429	$21	$0
5.00% Convertible Senior Notes due 2029	$6,692	$335	$0
5.00% Convertible Senior Notes due 2032	$94,160	$4,708	$0
5.00% Convertible Senior Notes due 2032	$6,117	$306	$0

Total Debt	$426,226	$213,211	$202,000

(1)	The table assumes a minimum exchange of 95% of the aggregate principal amount of all the Existing Unsecured Notes for shares of Common Stock based on the aggregate principal amount of all the Existing

Unsecured Notes outstanding as of December 31, 2015. Any principal amounts converted into Common Stock pursuant to the terms of the Existing Unsecured Notes on or after January 1, 2016 up to the closing of the Unsecured Notes Exchange Offers will be included for purposes of determining whether the minimum conditions for the Unsecured Notes Exchange Offers have been satisfied. Further, while this table assumes for ease of presentation that 95% of each series of Existing Unsecured Notes is exchanged, the minimum conditions for the Unsecured Notes Exchange Offers will be satisfied if 95% of the aggregate principal amount of all of the Existing Unsecured Notes is exchanged, even if less than 95% of one series of Existing Unsecured Notes is exchanged.

The following table depicts the pro forma impact the Recapitalization Plan would have on our Existing Preferred Stock (dollars in thousands) as of January 20, 2016:

	Liquidation Preference	Pro Forma for the Recapitalization Plan Assuming Minimum Conditions Met(1)	Pro Forma for the Recapitalization Plan Assuming Full Exchange Participation
Series B Preferred Stock	$74,172	$37,086	$0
Series C Preferred Stock	$76,510	$38,255	$0
Series D Preferred Stock	$90,527	$45,264	$0
Series E Preferred Stock	$32,262	$16,131	$0

Total	$273,471	$136,736	$0

(1)	The table assumes a minimum exchange of a majority of each series of Existing Preferred Stock for shares of Common Stock based on the aggregate outstanding shares of Existing Preferred Stock as of December 31, 2015. Any shares of Existing Preferred Stock converted into Common Stock pursuant to the terms of the Certificate of Designation of each respective series of Existing Preferred Stock on or after January 1, 2016 up to the closing of the Preferred Exchange Offers will be included for purposes of determining whether the Minimum Tender Condition has been satisfied. Further, while this table assumes for ease of presentation that a majority of each series of Existing Preferred Stock is exchanged, the Minimum Tender Condition will be satisfied if a majority of the outstanding shares of all of the Existing Preferred Stock is exchanged, even if less than a majority of the shares from any individual series of Existing Preferred Stock is exchanged.

The following table depicts the pro forma impact of the Recapitalization Plan on the Ownership of our Common Stock (in thousands) as of January 20, 2016:

					Pro Forma for the Recapitalization Plan Assuming Full Exchange Participation
	No. of Shares	Percentage of Common	No. of Shares	Percentage of Common	No. of Shares	Percentage of Common
Existing Common Stockholders (Fully Diluted)(1)	90,402	100.0%	90,402	28.03%	90,402	25.0%
Holders of Existing Unsecured Notes	—	—	175,200	54.32%	184,421	51.00%
Holders of Existing Preferred Stock	—	—	29,832	9.25%	59,665	16.50%
Management(2)	—	—	27,121	8.40%	27,121	7.50%

Total	90,402	100.0%	322,555	100.0%	361,609	100.0%

(1)	This includes 76,303,625 basic shares outstanding, 3,214,663 shares reserved under the 2006 Plan and shares underlying 10,884,000 warrants to purchase Common Stock. Does not include 43,344,330 shares reserved for issuance under our convertible Existing Unsecured Notes and our convertible Existing Preferred Stock.
(2)	This includes the number of additional shares expected to be authorized for issuance under the 2006 Plan if the Exchange Offers are consummated.

Summary Terms of the Exchange Offers

The material terms of the Exchange Offers are summarized below. In addition, we urge you to read the detailed descriptions in the sections of this Offer to Exchange entitled “The Exchange Offers,” “Comparison of Rights between the Existing Preferred Stock and Our Common Stock,” “Description of Capital Stock” and “Description of the Existing Preferred Stock.”

Offeror	Goodrich Petroleum Corporation.

Securities Subject to the Exchange Offers	We are making the Exchange Offers for our:

•	5.375% Series B Cumulative Convertible Preferred Stock;

•	10.00% Series C Cumulative Preferred Stock;

•	9.75% Series D Cumulative Preferred Stock; and

•	10.00% Series E Cumulative Convertible Preferred Stock.

The Exchange Offers	We are offering to exchange, upon the terms and subject to the conditions set forth in this Offer to Exchange and the accompanying Letter of Transmittal:

•	any and all of the shares of Series B Preferred Stock;

•	any and all of shares of Series C Preferred Stock;

•	any and all of shares of Series D Preferred Stock;

•	any and all of shares of Series E Preferred Stock.

Fractional Shares	We will not issue fractional shares of our Common Stock in the Exchange Offers. Instead, we will pay cash for all fractional shares on the settlement date based upon the closing price per share of our Common Stock on the business day immediately preceding the applicable Expiration Date. See “The Exchange Offers — Fractional Shares.”

Purpose of Exchange Offers	The purpose of the Exchange Offers is to reduce our fixed dividend obligations and to reduce the liquidation preference of our Existing Preferred Stock as part of our Recapitalization Plan.

Expiration Date	Each of the Exchange Offers will expire at 5: 00 p.m., New York City time, on February 24, 2016, unless extended or earlier terminated by us. See “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.” We may extend one Exchange Offer without extending any other Exchange Offer. Because the passage of the Authorized Share Amendment Proposal is a condition to each Exchange Offer, we expect to extend the Exchange Offers until at least March 7, 2016.

Withdrawal; Non-Acceptance

You may withdraw shares of Existing Preferred Stock tendered in an Exchange Offer at any time prior to the expiration of such Exchange Offer. In addition, if not previously returned, you may withdraw any shares of Existing Preferred Stock tendered in the Exchange Offers that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the Exchange Offers. To withdraw previously-tendered shares of Existing Preferred Stock, you are required to submit a notice of withdrawal to the Exchange Agent in accordance with the procedures described herein and in the Letter of Transmittal.

If we decide for any reason not to accept any shares of Existing Preferred Stock tendered for exchange, the shares will be returned to the tendering holder at our expense promptly after the expiration or termination of the applicable Exchange Offer.

Any withdrawn or unaccepted shares of Existing Preferred Stock that were tendered through ATOP will be credited to the tendering holder’s account at DTC.

For further information regarding the withdrawal of tendered shares of Existing Preferred Stock, see “The Exchange Offers — Withdrawal Rights.”

Settlement Date	We will issue shares of our Common Stock in exchange for tendered shares of any series of Existing Preferred Stock that are accepted for exchange promptly after the applicable Expiration Date.

Exchange Consideration	In exchange for each share of Existing Preferred Stock properly tendered (and not validly withdrawn) by the applicable Expiration Date and accepted by us, holders of Existing Preferred Stock will receive the following consideration per share of Existing Preferred Stock:

Existing Preferred Stock	Exchange Consideration
Series B Preferred Stock	8.899 shares of our Common Stock
Series C Preferred Stock	4.449 shares of our Common Stock
Series D Preferred Stock	4.449 shares of our Common Stock
Series E Preferred Stock	5.188 shares of our Common Stock

The higher exchange ratio applicable to the Series B Preferred Stock reflects the higher liquidation preference for the Series B Preferred Stock relative to the lower liquidation preference of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. In addition, the higher exchange ratio applicable to the Series E Preferred Stock relative to the Series C Preferred Stock and Series D Preferred Stock reflects the original liquidation preferences of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred stock tendered in exchange for the Series E Preferred Stock on December 18, 2015.

Holders that tender shares of their Existing Preferred Stock that are accepted for exchange will forfeit any claim to all accrued and unpaid dividends on such Existing Preferred Stock, regardless of when it accrued, whether before or after the date hereof and including any interest that may accrue through the settlement date for the Exchange Offers.

Transfer Restrictions	The Existing Preferred Stock was issued in offerings either registered or exempt from registration under the Securities Act, and therefore is not subject to resale restrictions (other than those shares of Existing Preferred Stock held by our affiliates). The Exchange Offers are being conducted in accordance with Section 3(a)(9) of the Securities Act. Section 3(a)(9) of the Securities Act provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, the shares of our Common Stock issued in exchange for shares of Existing Preferred Stock would be free of resale restrictions if held by persons that are not “affiliates” of ours within the meaning of Rule 405 of the Securities Act.

Holders Eligible to Participate in the Exchange Offers	All holders of shares of Existing Preferred Stock are eligible to participate in the Exchange Offers. See “The Exchange Offers — Terms of the Exchange Offers.”

Conditions to the Exchange Offers	The Exchange Offers are conditioned on, among other things, (i) holders of an aggregate of at least a majority of the shares (in the case of our Series B Preferred Stock) and depositary shares (in the case of our Series C Preferred Stock, our Series D Preferred Stock and our Series E Preferred Stock) outstanding as of the date of this Offer to Exchange either (a) properly tendering (and not validly withdrawing) their shares or depositary shares, as applicable, of Existing Preferred Stock prior to the Expiration Date or voluntarily converting their Existing Preferred Stock into Common Stock in accordance with the terms of such Existing Preferred Stock (including the 349,748 shares of Existing Preferred Stock that have been voluntarily converted since December 31, 2015) or (b) having their shares of Existing Preferred Stock converted into Common Stock pursuant to the Company’s exercise of the mandatory conversion provision in the applicable Certificate of Designation if the applicable Preferred Stock Amendment Proposal is approved at the Special Meeting and (ii) our common shareholders approving the Authorized Share Amendment Proposal to increase the number of authorized shares of our Common Stock to 400 million. See “The Exchange Offers — Conditions to the Exchange Offers” for a complete description of the conditions of the Exchange Offers.

For a complete description of the conditions of the Exchange Offers see “The Exchange Offers — Conditions to the Exchange Offers.” We may waive certain conditions of one or more of the Exchange Offers without waiving such conditions with respect to any other Exchange Offer.

Procedures for Tendering Shares of Existing Preferred Stock	If your shares of Existing Preferred Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in one or more Exchange Offers, you should contact that registered holder promptly and instruct him, her or it to tender your shares of Existing Preferred Stock on your behalf. If you are a DTC participant, you may electronically transmit your acceptance through DTC’s Automated Tender Offer Program. See “The Exchange Offers — Procedures for Tendering Existing Preferred Stock” and “The Exchange Offers — The Depository Trust Company Book-Entry Transfer.”

For further information on how to tender shares of Existing Preferred Stock, contact the Information Agent or the Exchange Agent at the telephone number set forth on the back cover of this Offer to Exchange or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Amendment and Termination	We have the right to terminate or withdraw, in our sole discretion, any of the Exchange Offers at any time and for any reason if the conditions to such Exchange Offer are not met by the expiration date of such Exchange Offer. We reserve the right, subject to applicable law, (i) to waive certain of the conditions of any of the Exchange Offers on or prior to its Expiration Date and (ii) to amend the terms of any or all of the Exchange Offers. In the event that an Exchange Offer is terminated, validly withdrawn or otherwise not consummated on or prior to its Expiration Date, no consideration will be paid or become payable to holders who have properly tendered their shares of Existing Preferred Stock pursuant to such Exchange Offer. In any such event, the shares previously tendered pursuant to such Exchange Offer will be promptly returned to the tendering holders. See “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.” Any Exchange Offer could be amended or terminated without amending or terminating any other Exchange Offer.

Consequences of Failure to Exchange Shares of Existing Preferred Stock	Shares of Existing Preferred Stock not exchanged in the Exchange Offers will remain outstanding after consummation of the Exchange Offers and dividends will continue to accumulate in accordance with the terms of the Existing Preferred Stock. If a sufficiently large number of shares of any series of Existing Preferred Stock do not remain outstanding after the Exchange Offers, the trading market for the remaining shares of Existing Preferred Stock in that series may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of the shares of Existing Preferred Stock. See “The Exchange Offers — Consequences of Failure to Exchange Existing Preferred Stock in the Exchange Offers.”

Consequences of Failure to Consummate the Recapitalization Plan, including the Exchange Offers	If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. This relief may include: (i) seeking bankruptcy court approval for the sale or sales of some, most or substantially all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and a subsequent liquidation of the remaining assets in the bankruptcy case; (ii) pursuing a plan of reorganization (where votes for the plan may be solicited from certain classes of creditors prior to a bankruptcy filing) that we would seek to confirm (or “cram down”) despite any classes of creditors who reject or are deemed to have rejected such plan; or (iii) seeking another form of bankruptcy relief, all of which involve uncertainties, potential delays and litigation risks.

If we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock may receive little or no consideration for their Existing Preferred Stock. See “Bankruptcy Relief.”

For a more complete description of the risks relating to our failure to consummate the exchange offers, see “Risk Factors — Risks Related to the Exchange Offers — If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock.”

Certain U.S. Federal Income Tax Considerations	The Company intends to treat the exchange of Existing Preferred Stock for our Common Stock as a tax-free recapitalization. However, it is possible that the exchange may be treated as a taxable transaction on which gain but not loss would be recognized by a Holder. See “Certain U.S. Federal Income Tax Considerations.” Holders of Existing Preferred Stock are encouraged to consult their own tax advisors for a full understanding of the tax consequences of participating in the Exchange Offers.

Brokerage Commissions	No brokerage commissions are payable by the holders of the shares of Existing Preferred Stock to the Exchange Agent or us. If your shares of Existing Preferred Stock are held through a broker or other nominee who tenders the shares on your behalf, your broker or nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Use of Proceeds	We will not receive any cash proceeds from the Exchange Offers.

No Appraisal Rights	Holders of shares of Existing Preferred Stock have no appraisal rights in connection with the Exchange Offers.

Risk Factors	Your decision whether to participate in the Exchange Offers and to exchange your shares of Existing Preferred Stock for the Exchange Consideration will involve risk. You should be aware of and carefully consider the risk factors set forth in “Risk Factors,” along with all of the other information provided or referred to in this Offer to Exchange and the documents incorporated by reference herein, before deciding whether to participate in the Exchange Offers.

Information Agent	Georgeson, Inc.

Exchange Agent	American Stock Transfer & Trust Company, LLC

Further Information	If you have questions about the terms of the Exchange Offers or the procedures for tendering shares of Existing Preferred Stock in the Exchange Offers or require assistance in tendering your shares of Existing Preferred Stock, please contact the Information Agent or the Exchange Agent. The contact information for the Information Agent and the Exchange Agent is set forth on the back cover page of this Offer to Exchange. If you would like additional copies of this Offer to Exchange, our annual, quarterly and current reports, proxy statement and other information that we incorporate by reference in this Offer to Exchange, please contact either the Information Agent or Exchange Agent or Investor Relations at the Company. The Company has posted the documentation on its website at www.goodrichpetroleum.com. See “Where You Can Find More Information and Incorporation by Reference.”

RISK FACTORS

In addition to the other information contained in this Offer to Exchange and the information incorporated by reference herein, you should consider carefully the following risk factors relating to us and the Exchange Offers before considering whether to participate in the Exchange Offers. If any of the following events actually occur, our business, results of operations, financial condition, cash flows or prospects could be materially adversely affected, which in turn could adversely affect the trading price of our Existing Preferred Stock and Common Stock. You may lose all or part of your original investment.

Risks Related to the Exchange Offers

Even if we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock.

We believe that the substantial reduction in our interest expense contemplated by the Recapitalization Plan, including the Exchange Offers, is critical to our continuing viability. If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code.

A chapter 11 case would have a significant impact on our business. It is impossible for us to predict with certainty the amount of time needed in order to complete an in-court restructuring. If we seek to implement a plan of reorganization under the U.S. Bankruptcy Code, we will need to negotiate agreements with our constituent parties regarding the terms of such plan and such negotiations could take a significant amount of time. A lengthy chapter 11 case would involve significant additional professional fees and expenses and divert the attention of management from operation of the business, as well as create concerns for customers, employees and vendors. There is a risk, due to uncertainty about the future, that (i) employees could be distracted from performance of their duties or more easily attracted to other career opportunities; (ii) our ability to enter into new contract or to renew existing contracts and compete for new business may be adversely affected; and (iii) we may not be able to obtain the necessary financing to sustain us during the chapter 11 case.

In addition, to successfully complete a restructuring under the U.S. Bankruptcy Code, we would require debtor-in-possession financing, the most likely source of which would be our existing lenders. If we were unable to obtain financing in a bankruptcy case or any such financing was insufficient to fund operations pending the completion of a restructuring, there would be substantial doubt that the Company could complete a restructuring.

Furthermore, assuming we are able to develop a plan of reorganization, we may not receive the requisite acceptances to confirm such a plan and, even if the requisite acceptances of the plan are received, the Bankruptcy Court may not confirm the plan. If we are unable to develop a plan of reorganization that can be accepted and confirmed, or if the Bankruptcy Court otherwise finds that it would be in the best interest of creditors, or if we are unable to obtain appropriate financing, our chapter 11 case may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code.

As a result of the foregoing, if we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock may receive little or no consideration for their Existing Preferred Stock. In particular, we believe that liquidation under chapter 7 of the U.S. Bankruptcy Code would likely result in no distributions being made to our or to our general unsecured creditors (including holders of the Existing Preferred Stock).

If we are able to complete the Recapitalization Plan, including the Exchange Offers, we may still be unsuccessful in our operating plan for the company, particularly if oil and natural gas prices do not recover. If we are not successful in executing our current plan for operations, we may need to seek relief under the U.S. Bankruptcy Code notwithstanding the success of the Recapitalization Plan. If we seek bankruptcy relief, we expect that holders of Common Stock and any Existing Preferred Stock that remain outstanding would likely receive little or no consideration.

If the Exchange Offers are completed and the Recapitalization Plan is successful, the Company’s liquidity will be improved which will allow for more time for commodity prices to recover. However, if oil and natural gas prices do not recover or if we are not able to execute our current plan for operations, then we may need to seek relief under the U.S. Bankruptcy Code notwithstanding the completion of the Exchange Offers and the Recapitalization Plan. If we were to seek relief under the U.S. Bankruptcy Code notwithstanding the completion of the Exchange Offers and the Recapitalization Plan, we expect that the holders of our shares of our Common Stock and any Existing Unsecured Notes or Existing Preferred Stock remaining outstanding after the Exchange Offers would receive little or no consideration.

Upon consummation of the Exchange Offers, holders who tender their Existing Preferred Stock in exchange for shares of our Common Stock will lose their rights under the Existing Preferred Stock exchanged in the Exchange Offers, including, without limitation, their claims to accrued and unpaid dividends and their rights to future dividend payments on the Existing Preferred Stock.

If you tender your Existing Preferred Stock in exchange for shares of our Common Stock pursuant to the Exchange Offers, you will be giving up all of your rights as a holder of those shares of Existing Preferred Stock, including, without limitation, any claim you may have to accrued and unpaid dividends through the settlement date and your right to future dividend payments on the Existing Preferred Stock. We suspended paying dividends on our Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock on August 28, 2015.

Holders of the Existing Preferred Stock are entitled to quarterly dividends, which are paid when, as and if declared by our Board of Directors. If your shares of Existing Preferred Stock are validly tendered and accepted for exchange, you will forfeit any claims to accrued and unpaid dividends through the settlement date and you will lose the right to receive any dividend payments on shares of Existing Preferred Stock that might be made after completion of the Exchange Offers. You would also lose the a portion of your right to receive, out of the assets available for distribution to our shareholders and before any distribution is made to the holders of stock ranking junior to the Existing Preferred Stock, a liquidation preference in the amount of $50.00 per share of Series B Preferred Stock, $25.00 per depositary share of Series C Preferred Stock, $25.00 per depositary share of Series D Preferred Stock and $10.00 per depositary share of Series E Preferred Stock, plus accumulated and unpaid dividends, upon any voluntary or involuntary liquidation, winding-up or dissolution of the Company.

Any shares of our Common Stock that are issued upon exchange of the Existing Preferred Stock properly tendered (and not validly withdrawn) in the Exchange Offers will be, by definition, junior to the claims of the holders of the Existing Preferred Stock and holders of the Existing Unsecured Notes. Given the minimum exchange conditions, as much as $136.7 million in liquidation preference of Existing Preferred Stock could remain outstanding following completion of the Exchange Offers and as much as $11.2 million aggregate principal amount of other Existing Unsecured Notes (or more if we determine to waive the minimum condition to the Unsecured Notes Exchange Offers) could remain outstanding following completion of the Unsecured Notes Exchange Offers. A holder of Existing Preferred Stock participating in the Exchange Offers will become subject to all of the risks and uncertainties associated with ownership of our Common Stock. These risks may be different from and greater than those associated with holding the Existing Preferred Stock.

The Exchange Ratios are fixed and are not subject to adjustment. The market price of our Existing Preferred Stock may fluctuate, and you cannot be sure of the value of the shares of Common Stock expected to be issued in the Exchange Offers.

In exchange for each share of Existing Preferred Stock properly tendered (and not validly withdrawn) and accepted by us, participating holders of Existing Preferred Stock will receive the Exchange Consideration. The Exchange Consideration will not be adjusted due to any increases or decreases in the market price of the Existing Preferred Stock or our Common Stock. The value of the Common Stock received in the Exchange Offers will depend upon the market price of a share of our Common Stock on the settlement date. The trading price of the Common Stock will likely be different on the settlement date than it is as of the date the Exchange Offers commence because of ordinary trading fluctuations as well as changes in our business, operations or prospects, market reactions to the Exchange Offers, general market and economic conditions and other factors, many of which may not be within our control. Accordingly, holders of the Existing Preferred Stock will not know the exact market value of the Common Stock that will be issued in connection with the Exchange Offers.

We may extend the Exchange Offers, during which time the market value of our Common Stock will likely fluctuate. See “The Exchange Offers — Expiration Date; Extension; Termination; Amendment.” Promptly following our acceptance of Existing Preferred Stock properly tendered (and not validly withdrawn) in the Exchange Offers, we will issue the shares of Common Stock pursuant to the Exchange Offers, during which time the value of the Common Stock will also likely fluctuate.

There may be less liquidity in the market for non-tendered Existing Preferred Stock, and the market prices for non-tendered shares of Existing Preferred Stock may therefore decline or become more volatile.

If any of the Exchange Offers is consummated, the number of outstanding shares of the applicable Existing Preferred Stock will be reduced, perhaps substantially, which may adversely affect the liquidity of such non-tendered Existing Preferred Stock. An issue of securities with a small number available for trading, or float, generally commands a lower price than does a comparable issue of securities with a greater float. Therefore, the market price for shares of Existing Preferred Stock that are not validly tendered and exchanged in the Exchange Offers may be adversely affected. The reduced float also may tend to make the trading prices of the shares of Existing Preferred Stock that are not exchanged more volatile.

Our Board of Directors has not made a recommendation as to whether you should tender your Existing Preferred Stock in exchange for the Exchange Consideration, and we have not obtained a third-party determination that the Exchange Offers are fair to holders of the Existing Preferred Stock.

Our Board of Directors has not made, and will not make, any recommendation as to whether holders of the Existing Preferred Stock should tender their Existing Preferred Stock in exchange for the Exchange Consideration. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Existing Preferred Stock for purposes of negotiating the terms of the Exchange Offers, or preparing a report or making any recommendation concerning the fairness of the Exchange Offers.

The Exchange Offers may not be consummated if the minimum conditions are not satisfied or waived.

If each of the conditions to any of the Exchange Offers is not satisfied or waived, we will not accept any Existing Preferred Stock tendered in such Exchange Offer. See “The Exchange Offers — Conditions to the Exchange Offers” for a list of the conditions to the consummation of the Exchange Offers.

The price of our Common Stock recently has been volatile. This volatility may affect the price at which you could sell your Common Stock.

The market price for our Common Stock has varied between a high of $4.71 and a low of $0.05 between February 2015 and January 2016, respectively. This volatility may affect the price at which you can sell the Common Stock you receive in the Exchange Offers, and the sale of substantial amounts of our Common Stock could adversely affect the price of our Common Stock. Our stock price may continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, which may include:

•	general market conditions, including fluctuations in commodity prices;

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as production, reserves, revenues, net income and earnings per share;

•	changes in production, reserves, revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

Our Common Stock has been delisted by the New York Stock Exchange

As a result of a precipitous decline in our stock price, on January 13, 2016, the New York Stock Exchange formally commenced delisting procedures for our Common Stock due to our abnormally low trading price. On January 21, 2016, the New York Stock Exchange filed a Form 25 with the SEC, notifying our removal from listing.

The delisting of our Common Stock has had an adverse effect on the market liquidity of our Common Stock and, as a result, the market price for our Common Stock could become more volatile. If we are unable to become re-listed on a national securities exchange and increase the market value per share of our Common Stock, it may be difficult to attract the interest of analysts, institutional investors, investment funds and brokers.

There may be future sales or other dilution of our equity, which may adversely affect the market prices of our Common Stock.

We are not restricted from issuing additional Common Stock, including securities that are convertible into or exchangeable for, or that represent a right to receive, Common Stock. Any issuance of additional shares of our Common Stock in connection with the Unsecured Notes Exchange Offers and Second Lien Notes Exchange Offers, or shares of our Common Stock or convertible securities, including outstanding options, or otherwise will dilute the ownership interest of our common stockholders. Sales of a substantial number of shares of our Common Stock or other equity-related securities in the public market could depress the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Common Stock or other equity-related securities would have on the market price of our Common Stock.

The consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers could result in our having significant federal income tax liabilities.

The consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers is expected to trigger a substantial amount of taxable income from the cancellation of indebtedness. While we anticipate being able to offset this income with current and prior net operating losses, under certain circumstances the amount of taxable income or alternative minimum taxable income could exceed the net operating losses available to offset such income in which case the consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers could result in our having significant federal income tax liabilities.

The consummation of the Exchange Offers and the Unsecured Notes Exchange Offers and Second Lien Exchange Offers is expected to severely limit our ability to shelter future taxable income with our current net operating losses.

The consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers is expected to trigger a substantial amount of cancellation of indebtedness income for federal income tax purposes. To the extent possible, we anticipate using our existing net operating losses to offset that income with the result that our net operating loss carryforwards will be significantly reduced. The consummation of the Unsecured Notes Exchange Offers and Second Lien Exchange Offers may also result in a reduction in our net operating loss carryforwards under section 108 of the Code. Moreover, the consummation of the Exchange Offers and the Unsecured Notes Exchange Offers and Second Lien Exchange Offers is expected to cause us to experience an ownership change that will severely limit our ability to use any remaining net operating losses arising prior to the ownership change to offset future taxable income. An ownership change would establish an annual limitation on the amount of our remaining pre-change NOLs (after reduction for any cancellation of indebtedness income) we could utilize to offset our taxable income in any future taxable year to an amount generally equal to the value of our stock immediately prior to the ownership change multiplied by the highest long-term tax-exempt rate during the three months prior to the date of the ownership change (2.65% for January 2016).

Risks Related to Our Business

A sustained depression of oil and natural gas prices can continue to affect our ability to obtain funding, obtain funding on acceptable terms or obtain funding under our current credit facility. This may hinder or prevent us from meeting our future capital needs.

The current low commodity price environment has had a significant, adverse impact on the Company. We currently have $426 million in indebtedness and declining cash flows from operations due to the decline in oil and natural gas prices and the roll off of our hedging arrangements. While we are not in default under our existing debt instruments, our ability to service our debt, including the Existing Unsecured Notes and Second Lien Notes, and fund our operations is at risk in a sustained continuation of the current commodity price environment. We cannot be certain that funding will be available if needed, and to the extent required, on acceptable terms. If funding is not available as needed, or is available only on more expensive or otherwise unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.

Oil prices and natural gas prices have declined substantially from historical highs and may remain depressed for the foreseeable future. Oil and natural gas prices are volatile; a sustained decrease in the price of oil or natural gas would adversely impact our business.

Our success will depend on the market prices of oil and natural gas. These market prices tend to fluctuate significantly in response to factors beyond our control. The prices we receive for our crude oil production are based on global market conditions. The general pace of global economic growth, the continued instability in the Middle East and other oil and natural gas producing regions and actions of the Organization of Petroleum Exporting Countries, as well as other economic, political, and environmental factors will continue to affect world supply and prices. Domestic natural gas prices fluctuate significantly in response to numerous factors including

U.S. economic conditions, weather patterns, other factors affecting demand such as substitute fuels, the impact of drilling levels on crude oil and natural gas supply, and the environmental and access issues that limit future drilling activities for the industry.

Natural gas and crude oil prices are extremely volatile. For example, spot prices for New York Mercantile Exchange (“NYMEX”) West Texas Intermediate crude-oil ranged from a high of $61.36 per barrel to a low of $26.68 per barrel between February 2015 and the date of this Offer to Exchange. Spot prices for NYMEX Henry Hub natural gas ranged from a high of $3.27 per million British thermal units (“MMBtu”) to a low of $1.63 per MMBtu between February 2015 and the date of this Offer to Exchange.

Average oil and natural gas prices varied substantially during the past few years. Any actual or anticipated reduction in natural gas and crude oil and prices may further depress the level of exploration, drilling and production activity. We expect that commodity prices will continue to fluctuate significantly in the future.

Changes in commodity prices significantly affect our capital resources, liquidity and expected operating results. These lower prices, coupled with the slow recovery in financial markets that has significantly limited and increased the cost of capital, have compelled most oil and natural gas producers, including us, to reduce the level of exploration, drilling and production activity. This will have a significant effect on our capital resources, liquidity and expected operating results. Any sustained reductions in oil and natural gas prices will directly affect our revenues and can indirectly impact expected production by changing the amount of funds available to us to reinvest in exploration and development activities. Further reductions in oil and natural gas prices could also reduce the quantities of reserves that are commercially recoverable. A reduction in our reserves could have other adverse consequences including a possible downward redetermination of the availability of borrowings under the Second Amended and Restated Credit Agreement between the Company and Wells Fargo and certain lenders dated May 5, 2009, as amended (the “Senior Credit Facility”), which would restrict our liquidity. Additionally, further or continued declines in prices could result in non-cash charges to earnings due to impairment write downs. Any such write down could have a material adverse effect on our results of operations in the period taken.

Our operations are subject to governmental risks that may impact our operations.

Our operations have been, and at times in the future may be, affected by political developments and are subject to complex federal, state, tribal, local and other laws and regulations such as restrictions on production, permitting, plugging and abandonment, site reclamation requirements, and changes in taxes, deductions, royalties and other amounts payable to governments or governmental agencies or price gathering-rate controls. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state, tribal and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws, including tax laws, and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations.

Our operations are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

Our oil and natural gas exploration and production operations are subject to stringent and complex federal, regional, state and local laws and regulations governing the discharge of materials into the environment, occupational health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of permits, including drilling permits, before conducting regulated activities; the restriction of types, quantities and concentration of materials that can be released into the environment; limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations as a result of our handling of petroleum hydrocarbons and wastes, because of air emissions and wastewater discharges related to our operations, and as a result of historical industry operations and waste disposal practices. Under certain environmental laws and regulations, we could be subject to strict, joint and several liabilities for the removal or remediation of previously released materials or property contamination. Failure to comply with environmental laws and regulations may result in the assessment of civil and criminal fines and penalties, the revocation of permits or the issuance of injunctions restricting or prohibiting our operations in certain areas. Moreover, private parties, including the owners of properties upon which our wells are drilled and facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Changes in environmental laws and regulations occur frequently and the clear trend is to place increasingly stringent limitations on activities that may affect the environment. Any changes in legal requirements related to the protection of the environment could result in more stringent or costly well drilling, construction, completion or water management activities, or waste control, handling, storage, transport, disposal or cleanup requirements. Such changes could also require us to make significant expenditures to attain and maintain compliance, and also have the potential to reduce demand for the oil and gas we produce and may otherwise have a material adverse effect on our own results of operations, competitive position or financial condition. We may not be able to recover some or any of these costs from insurance.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as government reviews of such activity could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells and adversely affect our production.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations such as shales. The process involves the injection of water, sand and chemicals under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate production. We routinely use hydraulic fracturing techniques in many of our drilling and completion programs. The process is typically regulated by state oil and natural gas commissions; however, the U.S. Environmental Protection Agency (“EPA”) has asserted federal regulatory authority pursuant to the Safe Drinking Water Act (“SDWA”) over certain hydraulic fracturing activities involving the use of diesel fuel and issued guidance in February 2014 related to such activities. Moreover, the EPA has promulgated rules under the federal Clean Air Act requiring operators to use “green completions” to capture the emission of volatile organic compounds from well completion activities involving the use of hydraulic fracturing. The rules also regulate emissions from new or modified compressors, dehydrators, storage tanks, and other production equipment. Also, the EPA issued an advanced notice of proposed rulemaking under the Toxic Substances Control Act in May 2014 seeking comment on potential rules that would require companies to disclose the chemical additives used in their hydraulic fracturing fluids, and also proposed in April 2015 to prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. In addition, the Bureau of Land Management (“BLM”) finalized rules in March 2015 that impose new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. The U.S. District Court of Wyoming has temporarily stayed implementation of this rule. A final decision has not yet been issued.

Certain governmental reviews have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices. The White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. In June 2015, the EPA released its draft report on the potential impacts of hydraulic fracturing on drinking water resources. The EPA report concluded that hydraulic fracturing activities have not led to widespread, systemic impacts on drinking water resources in the United States, although there are above and below ground mechanisms by which hydraulic fracturing activities have the potential to impact drinking water resources. The draft report is expected to be finalized after a public comment period and a formal review by the EPA’s Science Advisory Board. These results of studies could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanisms.

Congress has from time to time considered legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. At the state level, some states, including Louisiana and Texas, where we operate, have adopted, and other states are considering adopting legal requirements that could impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities. Moreover, some states and local governments have enacted laws or regulations limiting hydraulic fracturing within their borders or prohibiting the activity altogether. In the event that new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the crude oil and natural gas that we produce.

Certain scientific studies have found that emissions of carbon dioxide, methane and other “greenhouse gases” are contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA determined that greenhouse gases present an endangerment to public health and the environment and has issued regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. These regulations include limits on tailpipe emissions from motor vehicles and preconstruction and operating permit requirements for certain large stationary sources. The EPA has also adopted rules requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States, as well as certain onshore oil and natural gas production facilities, on an annual basis. Recently, the EPA finalized modifications to its GHG reporting rules that would require covered entities to report emissions on an individual GHG basis. Recently, in December 2015, the EPA finalized rules that added new sources to the scope of the greenhouse gases monitoring and reporting rule. These new sources include gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells. The revisions also include the addition of well identification reporting requirements for certain facilities. Also, as part of the Obama Administration’s initiative to reduce methane emissions from the oil and gas sector, in August 2015, the EPA announced proposed rules that would establish new air emission controls for emissions of methane from certain equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. The EPA’s proposed rule package includes first-time standards to address emissions of methane from equipment and processes across the source category, including hydraulically fractured oil and natural gas well completions. In addition, in January 2016 the BLM proposed rules to control methane emissions by limiting the venting and flaring of gas resulting from oil and gas activities on federal lands. These new and proposed rules could result in increased compliance costs for our business.

In addition, Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases and many states have already taken legal measures to reduce emissions of greenhouse gases primarily through regional greenhouse gas cap and trade programs. The adoption of legislation or regulatory programs to reduce emissions of greenhouse gases could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas we produce. Consequently, legislation and regulatory programs to reduce emissions of greenhouse gases could have an adverse effect on our business, financial condition and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events. Such climatic events could have an adverse effect on our financial condition and results of operations

We have incurred losses from operations and may continue to do so in the future.

We incurred losses from operations of $354.8 million, $36.3 million, $63.7 million, $17.1 million and $280.4 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively while our year-end 2015 numbers have not been finalized, we expect to incur significant loss from operations again. Our development of and participation of drilling locations has required and will continue to require substantial capital expenditures. The uncertainty and risks described in this report may impede our ability to economically acquire and develop oil and natural gas reserves. As a result, we may not be able to achieve or sustain profitability or positive cash flows provided by operating activities in the future.

Our future revenues are dependent on the ability to successfully complete drilling activity.

Drilling and exploration are the main methods we utilize to replace our reserves. However, drilling and exploration operations may not result in any increases in reserves for various reasons. Exploration activities involve numerous risks, including the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, the future cost and timing of drilling, completing and producing wells is often uncertain. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	lack of acceptable prospective acreage;

•	inadequate capital resources;

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	unavailability or high cost of drilling rigs, equipment or labor;

•	reductions in oil and natural gas prices;

•	limitations in the market for oil and natural gas;

•	title problems;

•	compliance with governmental regulations;

•	mechanical difficulties; and

•	risks associated with horizontal drilling.

Our decisions to purchase, explore, develop and exploit prospects or properties depend in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often uncertain.

In addition, while lower oil and natural gas prices may reduce the amount of oil and natural gas that we can produce economically, higher oil and natural gas prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increased costs for, such drilling equipment, services and personnel. Such shortages could restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could adversely affect our ability to increase our reserves and production and reduce our revenues.

The enactment of derivatives legislation could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate, and other risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) enacted in 2010, established federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (“CFTC”) and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented and it is not possible at this time to predict when this will be accomplished.

In October 2011, the CFTC issued regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The initial position-limits rule was vacated by the U.S. District Court for the District of Columbia in September 2012. However, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time.

The CFTC has designated certain interest rate swaps and credit default swaps for mandatory clearing and the associated rules also require us, in connection with covered derivative activities, to comply with clearing and trade-execution requirements or take steps to qualify for an exemption to such requirements. Although we expect to qualify for the end-user exception from the mandatory clearing requirements for swaps entered to hedge our commercial risks, the application of mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin. Posting of collateral could impact liquidity and reduce cash available to us for capital expenditures; therefore reducing our ability to execute hedges to reduce risk and protect cash flow. The proposed margin rules are not yet final, and therefore the impact of those provisions on us is uncertain at this time.

The full impact of the Dodd-Frank Act and related regulatory requirements upon our business will not be known until the regulations are implemented and the market for derivatives contracts has adjusted. The Dodd-Frank Act and regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, or reduce our ability to monetize or restructure our existing derivative contracts. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Increased volatility may make us less attractive to certain types of investors. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material, adverse effect on us, our financial condition, and our results of operations.

In addition, the European Union and other non-U.S. jurisdictions are implementing regulations with respect to the derivatives market. To the extent we transact with counterparties in foreign jurisdictions, we may become subject to such regulations. At this time, the impact of such regulations on us is uncertain.

Certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and development may be eliminated as a result of proposed legislation.

Legislation has been proposed that would, if enacted into law, make significant changes to U.S. federal income tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of this legislation or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could negatively impact the value of an investment in our stock.

Our use of oil and natural gas price hedging contracts may limit future revenues from price increases and result in significant fluctuations in our net income.

We use hedging transactions with respect to a portion of our oil and natural gas production to achieve more predictable cash flow and to reduce our exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use may also limit future revenues from price increases. We hedged approximately 77% (approximately 73% of natural gas production and approximately 82% of oil production) of our total production volumes for the year ended December 31, 2014.

Our results of operations may be negatively impacted by our commodity derivative instruments and fixed price forward sales contracts in the future and these instruments may limit any benefit we would receive from increases in the prices for oil and natural gas. For the year ended December 31, 2014 we received cash receipts to settle our derivative contracts totaling $3.4 million, while we paid $3.8 million to settle our derivative contracts for the year ended December 31, 2013. At December 31, 2014, we had a net asset derivative position of $46.9 million related to our derivative contracts compared to a net asset derivative position of $0.9 million at December 31, 2013. The ultimate settlement amount of these derivative contract positions is dependent on future commodity prices.

We account for our oil and natural gas derivatives using fair value accounting standards. Each derivative is recorded on the balance sheet as an asset or liability at its fair value. Additionally, changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met at the time the derivative contract is executed. We have elected not to apply hedge accounting treatment to our swaps and, as such, all changes in the fair value of these instruments are recognized in earnings. Our fixed price physical contracts qualify for the normal purchase and normal sale exception. Contracts that qualify for this treatment do not require mark-to-market accounting treatment.

In the future, we will continue to be exposed to volatility in earnings resulting from changes in the fair value of our derivative instruments.

Because our operations require significant capital expenditures, we may not have the funds available to replace reserves, maintain production or maintain interests in our properties.

We must make a substantial amount of capital expenditures for the acquisition, exploration and development of oil and natural gas reserves. Historically, we have paid for these expenditures with cash from operating activities, proceeds from debt and equity financings and asset sales. Our revenues or cash flows could be reduced because of lower oil and natural gas prices or for other reasons. If our revenues or cash flows decrease, we may not have the funds available to replace reserves or maintain production at current levels. If this occurs, our production will decline over time. Other sources of financing may not be available to us if our cash flows from operations are not sufficient to fund our capital expenditure requirements. We cannot be certain that funding will be available if needed, and to the extent required, on acceptable terms. If funding is not available as needed, or is available only on more expensive or otherwise unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations. Where we are not the majority owner or operator of an oil and natural gas property, we may have no control over the timing or amount of capital expenditures associated with the particular property. If we cannot fund such capital expenditures, our interests in some properties may be reduced or forfeited.

If we are unable to replace reserves, we may not be able to sustain production at present levels.

Our future success depends largely upon our ability to find, acquire or develop additional oil and natural gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. In addition, approximately 54% of our total estimated proved reserves by volume at December 31, 2014, were undeveloped. By their nature, estimates of proved undeveloped reserves and timing of their production are less certain particularly because we may chose not to develop such reserves on anticipated schedules in future adverse oil or natural gas price environments. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The lack of availability of sufficient capital to fund such future operations could materially hinder or delay our replacement of produced reserves. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

We expect to incur substantial impairment writedowns.

The Company expects a material impairment writedown when it releases fourth quarter and year-end 2015 financials. If management’s estimates of the recoverable proved reserves on a property are revised downward or if oil and natural gas prices decline, we may be required to record additional non-cash impairment writedowns in the future, which would result in a negative impact to our financial position. Furthermore, any sustained decline in oil and natural gas prices may require us to make further impairments. We review our proved oil and natural gas properties for impairment on a depletable unit basis when circumstances suggest there is a need for such a review. To determine if a depletable unit is impaired, we compare the carrying value of the depletable unit to the undiscounted future net cash flows by applying management’s estimates of future oil and natural gas prices to the estimated future production of oil and natural gas reserves over the economic life of the property. Future net cash flows are based upon our independent reservoir engineers’ estimates of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions. For each property determined to be impaired, we recognize an impairment loss equal to the difference between the estimated fair value and the carrying value of the property on a depletable unit basis.

Fair value is estimated to be the present value of expected future net cash flows. Any impairment charge incurred is recorded in accumulated depreciation, depletion, and amortization to reduce our recorded basis in the asset. Each part of this calculation is subject to a large degree of judgment, including the determination of the depletable units’ estimated reserves, future cash flows and fair value. For the years ended December 31, 2014 and 2013, we recorded impairments related to oil and natural gas properties of $331.9 million and zero, respectively.

Management’s assumptions used in calculating oil and natural gas reserves or regarding the future cash flows or fair value of our properties are subject to change in the future. Any change could cause impairment expense to be recorded, impacting our net income or loss and our basis in the related asset. Any change in reserves directly impacts our estimate of future cash flows from the property, as well as the property’s fair value. Additionally, as management’s views related to future prices change, the change will affect the estimate of future net cash flows and the fair value estimates. Changes in either of these amounts will directly impact the calculation of impairment.

Our actual production, revenues and expenditures related to our reserves are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve report. These differences may be material.

The proved oil and natural gas reserve information included in the documents we incorporate by reference and under the section entitled “Update to Financial and Reserve Information” are estimates. These estimates are based on reports prepared by NSAI and RSC, our independent reserve engineers, and were calculated using the unweighted average of first-day-of-the-month oil and natural gas prices. The prices we receive for our production may be lower than those upon which our reserve estimates are based. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

•	historical production from the area compared with production from other similar producing wells;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and natural gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

•	the quantities of oil and natural gas that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future oil and natural gas sales prices.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material. The discounted future net cash flows included in this document should not be considered as the current market value of the estimated oil and natural gas reserves attributable to our properties. As required by the SEC, the standardized measure of discounted future net cash flows from proved reserves are generally based on 12-month average prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

•	the amount and timing of actual production;

•	supply and demand for oil and natural gas;

•	increases or decreases in consumption; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, and which we use in calculating our PV-10, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

A majority of our production, revenue and cash flow from operating activities are derived from assets that are concentrated in a single geographic area, making us vulnerable to risks associated with operating in one geographic area.

Essentially all of our estimated proved reserves at December 31, 2015, and all our production during 2015 were associated with our Louisiana, Texas and Mississippi properties which include the Tuscaloosa Marine Shale, Haynesville Shale and Eagle Ford Shale Trends. Accordingly, if the level of production from these properties substantially declines or is otherwise subject to a disruption in our operations resulting from operational problems, government intervention (including potential regulation or limitation of the use of high pressure fracture stimulation techniques in these formations) or natural disasters, it could have a material adverse effect on our overall production level and our revenue.

We have limited control over the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. For example, Chesapeake operates certain properties in the Haynesville Shale. We have less ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund with respect to them versus those fields in which we are the operator. Our dependence on the operator and other working interest owners for these projects and our reduced influence or ability to control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital and lead to unexpected future costs.

Our ability to sell natural gas and receive market prices for our natural gas may be adversely affected by pipeline and gathering system capacity constraints and various transportation interruptions.

We operate primarily in (i) Southwest Mississippi and Southeast Louisiana which includes the Tuscaloosa Marine Shale, (ii) Northwest Louisiana and East Texas, which includes the Haynesville Shale Trend and (iii) South Texas, which includes the Eagle Ford Shale Trend. A number of companies are currently operating in the Haynesville Shale and Eagle Ford Shale. If drilling in these areas continues to be successful, the amount of natural gas being produced could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in this region. If this occurs, it will be necessary for new pipelines and gathering systems to be built. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our natural gas to interstate pipelines. In such an event, we might have to shut in our wells awaiting a pipeline connection or capacity or sell natural gas production at significantly lower prices than those quoted on NYMEX or that we currently project, which would adversely affect our results of operations.

A portion of our oil and natural gas production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Our debt instruments impose restrictions on us that may affect our ability to successfully operate our business.

We have in place a $600 million Senior Credit Facility with a borrowing base of $47 million on which we had $27 million drawn on December 31, 2015. The Senior Credit Facility contains customary restrictions, including covenants limiting our ability to incur additional debt, grant liens, make investments, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions and enter into transactions with affiliates. We also are required to meet specified financial ratios under the terms of our Senior Credit Facility. As of December 31, 2015, we were in compliance with all the financial covenants of our Senior Credit Facility. These restrictions may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted. The Senior Credit Facility matures on February 24, 2017. Any replacement credit facility may have more restrictive covenants or provide us with less borrowing capacity.

We may be unable to identify liabilities associated with the properties that we acquire or obtain protection from sellers against them.

The acquisition of properties requires us to assess a number of factors, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well, facility or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion or subsurface groundwater contamination, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities relating to the acquired assets and indemnities are unlikely to cover liabilities relating to the time periods after closing. We may be required to assume any risk relating to the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations. The incurrence of an unexpected liability could have a material adverse effect on our financial position and results of operations.

Due to the nature of the industry, we sell our oil and natural gas production to a limited number of purchasers and, accordingly, amounts receivable from such purchasers could be significant. The loss of, or material nonpayment or nonperformance by, any one or more of these customers could materially adversely affect our financial condition, results of operations and cash flows.

Due to the nature of the industry, we sell our oil and natural gas production to a limited number of purchasers and, accordingly, amounts receivable from such purchasers could be significant. Revenues from the largest of these sources as a percent of oil and natural gas revenues for the year ended December 31, 2014, 2013 and 2012 were 57%, 71% and 49%, respectively. Some of our customers may have material financial and liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better-capitalized companies. Any material nonpayment or nonperformance by any of our key customers could have a material adverse effect on our financial condition, results of operations and cash flows. We expect our exposure to concentrated risk of non-payment or non-performance to continue as long as we remain substantially dependent on a relatively small number of customers for a substantial portion of our revenue.

Customer credit risks could result in losses.

Our exposure to non-payment or non-performance by our customers and counterparties presents a credit risk. Generally, non-payment or non-performance results from a customer’s or counterparty’s inability to satisfy obligations. We monitor the creditworthiness of our customers and counterparties and established credit limits according to our credit policies and guidelines, but cannot assure that any losses will be consistent with our expectations. Furthermore, the concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by prolonged changes in economic and industry conditions. The revenues compared to our total oil and natural gas revenues from the top purchasers for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31,
	2014	2013	2012
BP Energy Company	46%	64%	34%
Genesis Crude Oil LP	11%	7%	—
Flint Hill Resources, LLC	—	—	15%

Competition in the oil and natural gas industry is intense, and we are smaller and have a more limited operating history than some of our competitors.

We compete with major and independent oil and natural gas companies for property acquisitions. We also compete for the equipment and labor required to operate and to develop these properties. Some of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for oil and natural gas properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our success will depend on our ability to retain and attract experienced engineers, geoscientists and other professional staff. We depend to a large extent on the efforts, technical expertise and continued employment of these personnel and members of our management team. If a significant number of them resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected.

The oil and natural gas exploration and production business involves many uncertainties, economic risks and operating risks that can prevent us from realizing profits and can cause substantial losses.

The nature of the oil and natural gas exploration and production business involves certain operating hazards such as:

•	well blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of oil, natural gas, brine or well fluids;

•	fires;

•	formations with abnormal pressures;

•	shortages of, or delays in, obtaining water for hydraulic fracturing operations;

•	environmental hazards such as crude oil spills;

•	natural gas leaks;

•	pipeline and tank ruptures;

•	unauthorized discharges of brine, well stimulation and completion fluids or toxic gases into the environment;

•	encountering naturally occurring radioactive materials;

•	other pollution; and

•	other hazards and risks.

Any of these operating hazards could result in substantial losses to us. As a result, substantial liabilities to third parties or governmental entities may be incurred. The payment of these amounts could reduce or eliminate the funds available for exploration, development or acquisitions. These reductions in funds could result in a loss of our properties. Additionally, some of our oil and natural gas operations are located in areas that are subject to weather disturbances such as hurricanes. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production.

We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses that may be sustained in connection with all oil and natural gas activities.

We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

•	personal injury;

•	bodily injury;

•	third party property damage;

•	medical expenses;

•	legal defense costs;

•	pollution in some cases;

•	well blowouts in some cases; and

•	workers compensation.

As is common in the oil and natural gas industry, we will not insure fully against all risks associated with our business either because such insurance is not available or because we believe the premium costs are prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position and results of operations. There can be no assurance that the insurance coverage that we maintain will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operations to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

USE OF PROCEEDS

We will not receive any cash proceeds from the Exchange Offers.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table presents our ratios of earnings to fixed charges and preferred stock dividends for the periods presented.

	Pro Forma Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2015		Pro Forma 2014		Year Ended December 31,
							2014		2013		2012		2011		2010
Ratio of earnings to fixed charges and preferred stock dividends	(a	)(1)	(a	)	(b	)(1)	(b	)	(c	)	(d	)	(e	)	(f	)

(a)(1)	Pro forma Earnings for the nine months ended September 30, 2015 were inadequate to cover fixed charges. The coverage deficiency was $39.6 million.
(a)	Earnings for the nine months ended September 30, 2015 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $100.3 million.
(b)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $412.6 million.
(b)(1)	Pro forma Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $309.3 million.
(c)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $132.4 million.
(d)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $90.2 million.
(e)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $37.8 million.
(f)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and preferred stock dividends. The coverage deficiency was $268.3 million.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2015 on an actual basis and as adjusted to give effect to:

•	An actual basis;

•	As adjusted assuming the exchange of 50.0% of the total outstanding shares of Existing Preferred Stock pursuant to the Preferred Exchange Offers and assuming the exchange of 95% of the aggregate principal amount of the Existing Unsecured Notes pursuant to the Exchange Offers; and

•	As further adjusted assuming the exchange of 100% of the total outstanding shares of Existing Preferred Stock pursuant to the Preferred Exchange Offers and assuming the exchange of 100% of the aggregate principal amount of the Existing Unsecured Notes pursuant to the Exchange Offers.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and our historical financial statements and related notes, which are incorporated by reference in this Offer to Exchange.

	September 30, 2015
	Actual	As Adjusted(1)	As Further Adjusted(2)
	(In thousands)
Cash and cash equivalents	$4,025	$4,025	$4,025

Long-term debt
Senior Credit Facility	$17,500	$17,500	$17,500
8.0% Second Lien Senior Secured Notes due 2018	87,548	87,548	87,548
8.875% Senior Notes due 2019	275,000	13,750	—
3.25% Convertible Senior Notes due 2026	429	21	—
5.0% Convertible Senior Notes due 2029	6,692	335	—
5.0% Convertible Senior Notes due 2032	113,370	5,669	—
5.0% Convertible Exchange Notes due 2032	39,520	1,976	—

Total long-term debt	$540,059	$126,799	$105,048

Stockholders’ equity:
Series B Preferred Stock, 2,249,893 shares issued and outstanding, 745,283 shares as adjusted	2,250	745	—
Series C Preferred Stock, 4,400,000 depositary shares issued and outstanding, 1,562,534 depositary shares as adjusted	4	2	—
Series D Preferred Stock, 5,200,000 depositary shares issued and outstanding, 1,868,121 depositary shares as adjusted	5	2	—
Series E Preferred Stock, zero shares issued and outstanding, 1,824,402 depositary shares as adjusted(3)	—	2	—
Common Stock, 59,245,314 issued and outstanding	11,851	52,857	60,668
Additional paid in capital	1,147,262	1,118,558	1,113,090
Retained earnings (accumulated deficit)	(1,172,865)	(1,143,471)	(1,141,924)

Total stockholders’ equity (deficit)	(11,493)	28,695	31,834

Total capitalization	$528,566	155,494	$136,882

(1)

Assumes a minimum exchange of a majority of each series of Existing Preferred Stock for share of Common Stock based on the aggregate outstanding shares of Existing Preferred Stock as of December 31, 2015. Any shares of Existing Preferred Stock converted into Common Stock pursuant to the terms of the

Certificate of Designation of each respective series of Existing Preferred Stock on or after January 1, 2016 up to the closing of the Exchange Offers will be included for purposes of determining whether the minimum conditions for the Exchange Offers have been satisfied. Further, the minimum conditions for the Exchange Offers may be satisfied if a majority of the outstanding shares of all of the Existing Preferred Stock is exchanged, even if less than a majority of the shares of one series of Existing Preferred Stock is exchanged. Also assumes a minimum exchange of 95% of the aggregate principal amount of the Existing Unsecured Notes for shares of Common Stock based on the aggregate principal amount of all Existing Unsecured Notes outstanding as of December 31, 2015. Any principal amounts converted into Common Stock pursuant to the terms of the Existing Unsecured Notes Exchange Offers on or after January 1, 2016 will be included for purposes of determining whether the minimum conditions for the Unsecured Notes Exchange Offers have been satisfied. Further, the minimum conditions for the Unsecured Notes Exchange Offers may be satisfied if 95% of the aggregate principal amount of all of the Existing Unsecured Notes is exchanged, even if less than 95% of one series of Existing Unsecured Notes is exchanged.
(2)	Assumes full participation by holders of both unsecured debt and Existing Preferred Stock in the Exchange Offers and Unsecured Notes Exchange Offers.
(3)	Adjusted to reflect the original liquidation preferences of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock tendered in exchange for the Series E Preferred Stock on December 18, 2015.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data as of and for each of the nine months ended September 30, 2015 and 2014 and each of the years ended December 31, 2014, 2013 and 2012. This data was derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 and our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014. The financial data below is only a summary. It should be read in conjunction with our historical consolidated financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the annual and quarterly filed by us with the SEC. See “Where You Can Find More Information and Incorporation by Reference.”

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012
	(In thousands, except per share amounts)
Income Statement Data
Revenues	$67,860	$159,996	$208,553	$203,295	$180,845
Depreciation, Depletion and Amortization	61,052	95,325	135,716	135,357	141,222
Impairment	32,487	85,339	331,931	—	47,818
Interest Expense	(42,447)	(36,274)	(47,829)	(51,187)	(52,403)
Operating Loss	(34,443)	(93,095)	(354,820)	(36,310)	(63,685)
Other Income (Expense)	(36,109)	(34,214)	1,684	(58,876)	(20,517)
Net Loss	(70,552)	(127,309)	(353,136)	(95,186)	(84,202)
Preferred Stock Dividends	22,291	22,292	29,722	18,604	6,047
Net Loss Applicable to Common Stock — Basic	$(1.70)	$(3.37)	$(8.62)	$(2.99)	$(2.48)
Net Loss Applicable to Common Stock — Diluted	$(1.70)	$(3.37)	$(8.62)	$(2.99)	$(2.48)
Cash Flow Data
Provided by (Used in):
Operating Activities	$(11,859)	$95,168	$121,733	$71,405	$173,789

Investing Activities:
Capital Expenditures	(113,997)	(238,313)	(322,352)	(251,103)	(252,416)
Proceeds from Sale of Assets	104,850	625	53,932	449	90,922

Total Investing Activities	(9,147)	(237,688)	(268,420)	(250,654)	(161,494)

Financing Activities	25,023	95,515	97,477	227,281	(14,454)

Increase (Decrease) in Cash	4,017	(47,005)	(49,212)	48,032	(2,159)

	September 30,		December 31,
	2015	2014	2014	2013	2012
	(In thousands)
Balance Sheet Data
Total Assets	584,968	13,340	$722,138	$974,213	$768,385
Long-term Debt	540,059	564,340	568,625	435,866	568,671
Total Preferred Stock	2,259	2,259	2,259	2,259	2,250
Stockholders’ Equity (Deficit)	(16,627)	214,587	(15,774)	356,523	60,245

The following tables set forth the pro forma effect of the Exchange Offers on the Company’s earnings per share for the nine months ended September 30, 2015 and the year ended December 31, 2014 and book value per share as of the nine months ended September 30, 2015.

	Nine Months Ended September 30, 2015	Year ended December 31, 2014
	(In thousands)
Net loss Applicable to Common Stock	$92,843	$382,858
Interest eliminated	(30,941)	(43,886)
Preferred Stock dividend eliminated	(22,291)	(29,722)

Pro forma Net Loss Applicable to Common Stock	39,611	309,250

Shares outstanding	54,697	44,402
Shares exchanged	244,086	244,086

Pro forma shares	298,783	288,488

Per Common Share
Pro forma Net Loss Applicable to Common Stock — Diluted	(0.13)	(1.07)

	September 30 2015	December 31 2014
	(in thousands)
Stockholders Equity	$(16,627)	$(15,774)
Interest eliminated	30,941	43,886
Preferred Stock dividend eliminated	14,861	29,722

Pro forma stock holder’s equity	$29,175	$57,834

Outstanding shares	59,254	45,105
Shares exchanged	244,086	244,086

Pro forma outstanding shares	303,340	289,191

Book value per share	$(0.28)	$(0.35)
Pro forma book value per share	$0.10	$0.20

UPDATE TO FINANCIAL AND RESERVE INFORMATION

Production

The Company has not finalized its fourth quarter numbers, but currently estimates that production totaled approximately 475,829 barrels of oil equivalent (“Boe”), or an average of 5,172 Boe per day, for the three months ended December 31, 2015, compared to 1,047,603 Boe, or an average of 11,387 Boe per day, in the prior year period. Estimated oil production totaled 191,593 barrels of oil (“Bbls”) in the three months ended December 31, 2015 (40% of total production), or an average of approximately 2,083 Bbls per day, versus 530,815 Bbls (51% of total production), or an average of approximately 5,770 Bbls per day, in the prior year period. Estimated natural gas production for the three months ended December 31, 2015 was 1.7 billion cubic feet (“Bcf”) in the three months ended December 31, 2015, or an average of approximately 18,537 thousand cubic feet (“Mcf”) per day, versus 3.1 Bcf, or an average of 33,704 Mcf per day, in the prior year period.

Estimated oil production totaled 1,328,387 Bbls for the year ended December 31, 2015 (50% of total production), or an average of approximately 3,639 Bbls per day, versus 1,691,808 Bbls (40% of total production), or an average of approximately 4,635 Bbls per day, for the year ended December 31, 2014. Estimated natural gas production totaled 8.0 Bcf for the year ended December 31, 2015, or an average of approximately 21,875 Mcf per day, versus 15.0 Bcf, or an average of 41,042 Mcf per day, for the year ended December 31, 2014.

Reserves

The Company has not finalized its year-end proved reserves but currently estimates as of December 31, 2015, that estimated proved reserves totaled 55 billion cubic feet equivalent (“Bcfe”), with future net undiscounted cash flow of $95 million and present value of the future net cash flow before income taxes discounted at 10% (“PV-10”) of $70 million. Proved developed oil reserves declined by approximately 23 million Bbls or 86% from December 31, 2014, which included the removal of all proved undeveloped reserves primarily due to low commodity prices. Year-end 2015 reserves are expected to be comprised of 42% oil and 58% natural gas. The SEC pricing for the year-end 2015 report was $50.28 per barrel of oil, $2.58 per million British Thermal Units for natural gas. Proved reserves from the Tuscaloosa Marine Shale decreased by 15 million Boe (93 Bcfe) and $328 million of PV-10 compared to the reserves ending December 31, 2014 due primarily to the removal of proved undeveloped reserves due to low oil prices, and now comprises 42% of the Company’s total reserves and 79% of the Company’s total PV-10.

Impairment

As a result of the sustained depression in oil and natural gas prices, we expect to record a non-cash impairment charge for the three months ended December 31, 2015. The amount of the impairment charge is expected to be material and related to a decline in estimated proved reserves for certain of our oil and natural gas producing properties.

FOR A MORE COMPLETE DESCRIPTION OF THE RISKS RELATED TO IMPAIRMENTS, SEE “RISK FACTORS — WE MAY INCUR SUBSTANTIAL IMPAIRMENT WRITEDOWNS.”

BANKRUPTCY RELIEF

We have not commenced any cases in the bankruptcy court under Chapter 11 of the U.S. Bankruptcy Code. We also have not taken any corporate action authorizing the commencement of any reorganization cases.

We do not currently intend to file petitions for relief under Chapter 11 of the U.S. Bankruptcy Code if the Recapitalization Plan, including the Exchange Offers, is consummated. However, if we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. We are considering various alternatives under the U.S. Bankruptcy Code in consultation with the lenders under our Senior Credit Facility.

One alternative we are considering is a sale or sales, pursuant to section 363(b) of the U.S. Bankruptcy Code (the “363 Sale”), of some, most or substantially all of the Company’s operating assets, including its subsidiaries, to prospective buyers. The holders of the Existing Preferred Stock may receive less in the 363 Sale than in the Exchange Offers.

Another alternative we are considering is proposing a plan of reorganization. If we were to propose a plan of reorganization we would expect to negotiate the terms of that plan with our key creditors and stakeholders. We may ask affected creditors to vote an any such plan prior to our filing for bankruptcy, or may wait and ask affected creditors to vote on such a plan after our filing for bankruptcy. We cannot predict what consideration, if any, would be offered to holders of the Existing Preferred Stock in any such plan of reorganization. If the plan of reorganization does not propose any consideration for holders of the Existing Preferred Stock, we would likely not ask holders of the Existing Preferred Stock to vote on the plan of reorganization and we would likely seek to confirm the plan of reorganization notwithstanding the deemed rejection of the holders of the Existing Preferred Stock. Similarly, if the holders of the Existing Preferred Stock are offered consideration under the plan of reorganization but the classes of Existing Preferred Stock holders does not accept the plan of reorganization, we would also likely seek to confirm the plan of reorganization notwithstanding the rejection of such classes.

It is possible that a bankruptcy court would not approve the 363 Sale or confirm any expedited plan of reorganization described above, and that, as a result, any chapter 11 case may become a longer, more traditional chapter 11 case, which we believe would result in holders of the Existing Preferred Stock receiving less than they would receive in the Exchange Offers, the 363 Sale, or the plan. It is also possible that a more traditional chapter 11 case could be converted to a case under chapter 7 of the U.S. Bankruptcy Code, which we believe would result in holders of the Existing Preferred Stock receiving nothing.

If we decide to seek bankruptcy relief under any alternative, it is currently expected that our subsidiary will also file a chapter 11 case (or commence other similar reorganization proceedings) and pursue the same form of relief as, or a different form of relief than, that pursued by the Company.

If we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock.

For a more complete description of the risks relating to our failure to consummate the Exchange Offers, see “Risk Factors — Risks Related to the Exchange Offers — If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock.”

THE EXCHANGE OFFERS

No Recommendation

None of Goodrich Petroleum Corporation or its Board of Directors or the Information Agent or the Exchange Agent makes any recommendation as to whether you should tender any shares of Existing Preferred Stock or refrain from tendering shares of Existing Preferred Stock in the Exchange Offers. Accordingly, you must make your own decision as to whether to tender shares of Existing Preferred Stock in the Exchange Offers and, if so, the number of shares of Existing Preferred Stock to tender. Participation in the Exchange Offers is voluntary, and you should carefully consider whether to participate before you make your decision. We urge you to carefully read this Offer to Exchange in its entirety, including the information set forth in the section of this Offer to Exchange entitled “Risk Factors” and the information incorporated by reference herein. We also urge you to consult your own financial and tax advisors in making your own decisions on what action, if any, to take in light of your own particular circumstances.

Purpose of the Recapitalization Plan, including the Exchange Offers

We are making the Exchange Offers in connection with the Company’s Recapitalization Plan. In addition to the Exchange Offers, the Recapitalization Plan consists of (i) Unsecured Notes Exchange Offers; (ii) the Second Lien Exchange Offers; and (iii) upon completion of the Exchange Offers, the Unsecured Notes Exchange Offers and the Second Lien Exchange Offers, (a) making the LTIP Amendment to our 2006 Plan and (b) issuing the Retention Awards. The Recapitalization Plan, including the Exchange Offers, is designed to reduce or eliminate the principal amount of our Existing Unsecured Notes and liquidation preference on our Existing Preferred Stock, reduce cash interest expense through the exchange of the Existing Unsecured Notes into Common Stock, enable us to defer interest on the Second Lien Notes by issuing additional notes in lieu of cash interest and eliminate our dividend obligations for the Existing Preferred Stock.

The Board of Directors has determined the Recapitalization Plan would be beneficial to the Company for the following reasons:

•	the elimination of between $213 million and $224.2 million in unsecured senior indebtedness with respect to the exchange and cancellation of Existing Unsecured Notes in the Unsecured Notes Exchange Offers;

•	the reduction of between $28.9 million and $30.4 million in annual cash interest payment obligations per year on the Existing Unsecured Notes; and the Second Lien Notes, thereby preserving liquidity in the near-term;

•	the elimination of fixed dividend obligations of between $11.8 million and $23.7 million due to the exchange and cancellation of Existing Preferred Stock in the Exchange Offers;

•	increasing the percentage of our capitalization that is Common Stock;

•	the simplification of the Company’s capital structure and the elimination of the market overhang caused by the outstanding Existing Preferred Stock and the liquidation preferences of the Existing Preferred Stock;

•	expected improvements in institutional investor interest in the Company’s Common Stock following the Recapitalization Plan due to an improved balance sheet; and

•	the increased ability of the Company to address its near-term liquidity needs, including the material reduction of cash interest expense on the Company’s secured debt obligations and the increased likelihood of attracting new capital due to a significantly improved balance sheet.

Terms of the Exchange Offers

We are offering to exchange, upon the terms and subject to the conditions set forth in this Offer to Exchange and the accompanying Letter of Transmittal, any and all shares of Series B Preferred Stock, any and all depositary shares of Series C Preferred Stock, any and all depositary shares of the Series D Preferred Stock and any and all depositary shares of the Series E Preferred Stock for newly issued shares of our Common Stock.

In exchange for each share of Existing Preferred Stock properly tendered (and not validly withdrawn) prior to the Expiration Date, and accepted by us, participating holders of Existing Preferred Stock will receive the following Exchange Consideration:

Existing Preferred Stock	CUSIP No.	Number of Outstanding Shares(1)	Exchange Consideration(2)
Series B Preferred Stock	382410 603	1,483,441	8.899 shares of our Common Stock
Series C Preferred Stock	382410 702	3,060,412	4.449 shares of our Common Stock
Series D Preferred Stock	382410 884	3,621,070	4.449 shares of our Common Stock
Series E Preferred Stock	382410 850	3,226,223	5.188 shares of our Common Stock

(1)	The number shares indicated for the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock are depositary shares, each of which represents 1/1000th of a share of Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, respectively.
(2)	The higher exchange ratio applicable to the Series B Preferred Stock reflects the higher liquidation preference for the Series B Preferred Stock relative to the lower liquidation preference of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. In addition, the higher exchange ratio applicable to the Series E Preferred Stock relative to the Series C Preferred Stock and Series D Preferred Stock reflects the original liquidation preferences of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred stock tendered in exchange for the Series E Preferred Stock on December 18, 2015.

Holders that tender shares of their Existing Preferred Stock that are accepted for exchange will forfeit any claim to all accrued and unpaid dividends on such Existing Preferred Stock, regardless of when it accrued, whether before or after the date hereof and including any interest that may accrue through the settlement date for the Exchange Offers.

Each of the Exchange Offers will expire on the Expiration Date, unless extended or earlier terminated by us. Tendered Existing Preferred Stock may be withdrawn at any time prior to the expiration of the related Exchange Offer. In addition, you may withdraw any tendered shares of Existing Preferred Stock if we have not accepted them for exchange within 40 business days from the commencement of the Exchange Offers on January 26, 2016.

We will issue shares of our Common Stock in exchange for properly tendered (and not validly withdrawn) shares of Existing Preferred Stock that are accepted for exchange promptly after the related Expiration Date. We will not issue fractional shares of our Common Stock in the Exchange Offers. See “— Fractional Shares” below.

All shares of the Existing Preferred Stock are held in book-entry form through the facilities of the DTC. This Offer to Exchange and the Letter of Transmittal are being sent to all registered holders and beneficial holders of shares of Existing Preferred Stock identified by DTC participants as of the day preceding the date of this Offer to Exchange. There will be no fixed record date for determining registered holders of Existing Preferred Stock entitled to participate in the Exchange Offers. There is no minimum number of shares of Existing Preferred Stock that is required for tender.

Any shares of Existing Preferred Stock that are accepted for exchange in the Exchange Offers will be cancelled. Shares tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the Exchange Offer. If any tendered shares of Existing Preferred Stock are not accepted for exchange and payment because of an invalid tender, the occurrence of other events set forth in this Offer to Exchange or otherwise, all unaccepted shares of Existing Preferred Stock will be returned, without expense, to the tendering holder promptly after the expiration of the applicable Exchange Offer.

Our obligation to accept shares of Existing Preferred Stock tendered pursuant to the Exchange Offers is limited by the conditions listed below under “— Conditions to the Exchange Offers.” We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Holders who tender shares of Existing Preferred Stock in the Exchange Offers will not be required to pay brokerage commissions or fees to the Information Agent, the Exchange Agent or us. If your shares of Existing Preferred Stock are held through a broker or other nominee who tenders the shares of Existing Preferred Stock on your behalf, your broker or nominee may charge you a commission for doing so. Additionally, subject to the instructions in the Letter of Transmittal, holders who tender shares of Existing Preferred Stock in the Exchange Offers will not be required to pay transfer taxes with respect to the exchange of Existing Preferred Stock. It is important that you read “— Fees and Expenses” and “— Transfer Taxes” below for more details regarding fees and expenses and transfer taxes relating to the Exchange Offers.

We intend to conduct the Exchange Offers in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Shares of Existing Preferred Stock that are not exchanged in the Exchange Offers will remain outstanding. See “— Consequences of Failure to Exchange Existing Preferred Stock in the Exchange Offers.” Holders of shares of Existing Preferred Stock do not have any appraisal or dissenters rights under such instruments or otherwise in connection with the Exchange Offers.

We shall be deemed to have accepted for exchange properly tendered shares of Existing Preferred Stock when we have given oral or written notice of the acceptance to the Exchange Agent. The Exchange Agent will act as agent for the holders of shares of Existing Preferred Stock who tender their shares in the Exchange Offers for the purposes of receiving the Exchange Consideration from us and delivering the Exchange Consideration to the exchanging holders. We expressly reserve the right to amend or terminate any or all of the Exchange Offers, and not to accept for exchange any shares of Existing Preferred Stock not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “— Conditions to the Exchange Offers.”

By tendering your shares of Existing Preferred Stock, you will lose your right to receive quarterly dividend payments in respect of the Existing Preferred Stock, when, if and as declared by our Board of Directors, after the completion of these Exchange Offers.

Fractional Shares

We will not issue any fractional shares upon exchange of shares of Existing Preferred Stock pursuant to the Exchange Offers. If any fractional share of Common Stock otherwise would be issuable upon the exchange of any shares of Existing Preferred Stock, we shall pay the exchanging holder an amount equal to such fractional share multiplied by the closing price per share of our Common Stock on the last business day immediately preceding the applicable Expiration Date.

Resale of Common Stock Received Pursuant to the Exchange Offers

The shares of each series of Existing Preferred Stock have been registered under the Securities Act, and therefore are not subject to resale restrictions (other than those shares of Existing Preferred Stock held by our affiliates and Common Stock issued as part of a dividend). Section 3(a)(9) of the Securities Act provides an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, the shares of our Common Stock issued in exchange for shares of Existing Preferred Stock would be free of resale restrictions if held by persons that are not “affiliates” of ours within the meaning of Rule 405 of the Securities Act.

Consequences of Failure to Exchange Existing Preferred Stock in the Exchange Offers

Shares of Existing Preferred Stock that are not exchanged in the Exchange Offers will remain outstanding and continue to be entitled to the rights and benefits holders have under the Delaware General Corporation Law and our certificate of incorporation, including the certificates of designation with respect to the Existing Preferred Stock. The terms of the shares of Existing Preferred Stock will not change as a result of the Exchange Offers.

If a sufficiently large number of shares of Existing Preferred Stock do not remain outstanding after the Exchange Offers, the trading market for the remaining outstanding shares of Existing Preferred Stock may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading of the shares of Existing Preferred Stock.

Consequences of Failure to Consummate the Recapitalization Plan, including the Exchange Offers

If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. This relief may include: (i) seeking bankruptcy court approval for the sale or sales of some, most or substantially all of our assets pursuant to section 363(b) of the U.S. Bankruptcy Code and a subsequent liquidation of the remaining assets in the bankruptcy case; (ii) pursuing a plan of reorganization (where votes for the plan may be solicited from certain classes of creditors prior to a bankruptcy filing) that we would seek to confirm (or “cram down”) despite any classes of creditors who reject or are deemed to have rejected such plan; or (iii) seeking another form of bankruptcy relief, all of which involve uncertainties, potential delays and litigation risks.

If we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock may receive little or no consideration for their Existing Preferred Stock. See “Bankruptcy Relief.”

For a more complete description of the risks relating to our failure to consummate the Exchange Offers, see “Risk Factors — Risks Related to the Exchange Offers — If we are unable to complete the Recapitalization Plan, including the Exchange Offers, and address our near-term liquidity needs, we may not be able to make our interest payments on the Existing Unsecured Notes and Second Lien Notes beginning in March 2016, at which time we are likely to need to seek relief under the U.S. Bankruptcy Code. If we seek bankruptcy relief, we expect that holders of the Existing Preferred Stock would likely receive little or no consideration for their Existing Preferred Stock.”

Expiration Date; Extension; Termination; Amendment

Each Exchange Offer will expire at the Expiration Date, unless extended or earlier terminated by us. The term “Expiration Date” means 5:00 p.m., New York City time, on February 24, 2016, and if we extend the period of time for which any of the Exchange Offers remains open, the term “Expiration Date” means the latest time and date to which such Exchange Offer is so extended. Tendered Existing Preferred Stock may be withdrawn prior to the Expiration Date. You must validly tender your shares of Existing Preferred Stock for exchange prior to the Expiration Date to receive the Exchange Consideration. The Expiration Date will be at least 20 business days from the commencement of the Exchange Offers as required by Rule 14e-1(a) under the Exchange Act.

We reserve the right to extend the period of time that any of the Exchange Offers is open, and delay acceptance for exchange of any shares of Existing Preferred Stock, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the applicable Exchange Offer. During any extension, all shares of Existing Preferred Stock previously tendered pursuant to the extended Exchange Offer will remain subject to such Exchange Offer unless properly withdrawn.

In addition, we reserve the right to:

•	terminate or amend any or all of the Exchange Offers and not to accept for exchange any shares of Existing Preferred Stock not previously accepted for exchange upon the occurrence of any of the events specified below under “— Conditions to the Exchange Offers” that have not been waived by us; and

•	amend the terms of any or all of the Exchange Offers in any manner permitted or not prohibited by law.

If we terminate or amend any or all of the Exchange Offers, we will promptly give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent as promptly as practicable, followed by a timely press release to the extent required by law.

In the event that any of the Exchange Offers is terminated, withdrawn or otherwise not consummated prior to the Expiration Date, no consideration will be paid or become payable to holders who have properly tendered their shares of Existing Preferred Stock pursuant to such Exchange Offer. In any such event, the shares of Existing Preferred Stock previously tendered pursuant to such Exchange Offer will be promptly returned to the tendering holders.

If we make a material change in the terms of any of the Exchange Offers or the information concerning such Exchange Offer, or waive a material condition of such Exchange Offer, we will promptly disseminate disclosure regarding the changes to such Exchange Offer and extend such Exchange Offer, if required by law, to ensure that it remains open a minimum of five business days from the date we disseminate disclosure regarding the changes.

If we make a change in the number of shares of Existing Preferred Stock we are offering to accept in any Exchange Offer or the Exchange Consideration, including the number of shares of our Common Stock being offered for exchange with respect to any of the Exchange Offers, we will promptly disseminate disclosure regarding the changes and extend such Exchange Offer, if required by law, to ensure that such Exchange Offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the changes.

Procedures for Tendering Existing Preferred Stock

We have forwarded to you, along with this Offer to Exchange, the Letter of Transmittal relating to the Exchange Offers. A holder need not submit the Letter of Transmittal if the holder tenders shares of Existing Preferred Stock in accordance with the procedures mandated by DTC’s Automated Tender Offer Program (“ATOP”).

To tender in the Exchange Offers through ATOP, a holder must comply with the procedures described below under “— The Depository Trust Company Book-Entry Transfer Procedures.”

In the unlikely event that we issue any shares of the Existing Preferred Stock in certificated form while the Exchange Offers are pending, registered holders of such shares may tender them in the Exchange Offers by following the instructions in the Letter of Transmittal for tender of certificated shares.

The Depository Trust Company Book-Entry Transfer Procedures

The Exchange Agent will establish accounts with respect to the Existing Preferred Stock at DTC for purposes of the Exchange Offers within two business days after the date of the Exchange Offers.

All of the Existing Preferred Stock is held in book-entry form through the facilities of DTC in New York City. Consequently, if you desire to tender your Existing Preferred Stock in any of the Exchange Offers, you must tender through ATOP, for which the Exchange Offers will be eligible, and follow the procedures for book-entry transfer described below. By using the ATOP procedures to exchange Existing Preferred Stock, you will not be required to deliver a Letter of Transmittal to the Information Agent. However, you will be bound by the terms of the Letter of Transmittal.

In order to participate in any of the Exchange Offers, you must validly tender your stock to the Exchange Agent as described below. Holders who tender (and do not validly withdraw) their Existing Preferred Stock to the Exchange Agent prior to the Expiration Date will be entitled to receive the Exchange Consideration on the settlement date, provided that the remaining conditions to the applicable Exchange Offer have been satisfied or waived. It is your responsibility to validly tender your Existing Preferred Stock. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your tender.

Any beneficial holder whose Existing Preferred Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wishes to tender should contact such broker, dealer, commercial bank or trust company promptly and instruct such broker, dealer, commercial bank or trust company to tender the Existing Preferred Stock on such beneficial owner’s behalf.

If you need help in tendering your Existing Preferred Stock, please contact the Exchange Agent, whose address and telephone number is listed on the back cover page of this Offer to Exchange.

All of the Existing Preferred Stock is held in book-entry form and is currently represented by one or more global certificates registered in the name of a nominee of DTC. We have confirmed with DTC that the Existing Preferred Stock may be exchanged by using ATOP procedures instituted by DTC. DTC participants may electronically transmit their acceptance of any of the Exchange Offers by causing DTC to transfer their outstanding Existing Preferred Stock to the Exchange Agent using the ATOP procedures. In connection with each book-entry transfer of Existing Preferred Stock to the Exchange Agent, DTC will send an “agent’s message” to the Exchange Agent, which, in turn, will confirm its receipt of the book-entry transfer. The term “agent’s message” means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of a book-entry confirmation, stating that DTC has received an express acknowledgement from the participant in DTC tendering Existing Preferred Stock that such participant has received and agrees to be bound by the terms of the applicable Exchange Offer and that the Company may enforce such agreement against the participant. By using the ATOP procedures to tender Existing Preferred Stock, you will not be required to deliver the Letter of Transmittal to the Information Agent. However, you will be bound by its terms just as if you had signed it.

You must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC to tender your Existing Preferred Stock.

No Guaranteed Delivery

There are no guaranteed delivery procedures provided for by us in conjunction with the Exchange Offers. Holders of shares of Existing Preferred Stock must timely tender their shares in accordance with the procedures set forth herein.

Compliance with “Short Tendering” Rule

It is a violation of Rule 14e-4 (promulgated under the Exchange Act) for a person, directly or indirectly, to tender securities in a partial tender or exchange offer for its own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate amount of the securities being tendered and (b) will cause such securities to be delivered in accordance with the terms of the tender or exchange offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of shares in each Exchange Offer will constitute a binding agreement between the tendering holder and the Company respecting the terms and conditions of such Exchange Offer, including the tendering holder’s acceptance of the terms and conditions of such Exchange Offer, and, in the case of a tender of shares of the Series C Preferred Stock or the Series B Preferred Stock, the tendering holder’s representation and warranty that (a) such holder has a net long position in the shares being tendered pursuant to such Exchange Offer within the meaning of Rule 14e-4 under the Exchange Act, and (b) the tender of such shares complies with Rule 14e-4.

Withdrawal Rights

You may withdraw your tender of shares of Existing Preferred Stock at any time before the applicable Expiration Date. In addition, if not previously returned, you may withdraw shares of Existing Preferred Stock that you tender that are not accepted by us for exchange after expiration of 40 business days from the commencement of the Exchange Offers. For a withdrawal of shares tendered through ATOP to be effective, the Exchange Agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with the standard operating procedure of DTC, or a written notice of withdrawal, sent by facsimile transmission, receipt confirmed by telephone, or letter, before the expiration of the applicable Exchange Offer. Any notice of withdrawal must:

•	specify the name of the person that tendered the shares of Existing Preferred Stock to be withdrawn;

•	identify the shares of Existing Preferred Stock to be withdrawn, including the certificate number or numbers;

•	specify the number of shares to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the shares of Existing Preferred Stock exchanged;

•	be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which the shares of Existing Preferred Stock were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the transfer agent register the transfer of such shares of Existing Preferred Stock into the name of the person withdrawing the tender; and

•	specify the name in which any shares of Existing Preferred Stock are to be registered, if different from that of the person that tendered the Existing Preferred Stock.

Any notice of withdrawal of shares tendered through ATOP must specify the name and number of the account at DTC to be credited with the withdrawn shares of Existing Preferred Stock or otherwise comply with DTC’s procedures.

Any shares of Existing Preferred Stock withdrawn will not have been validly tendered for exchange for purposes of the Exchange Offers. Any shares of Existing Preferred Stock that have been tendered for exchange through ATOP but which are not exchanged for any reason will be credited to an account with DTC specified by the holder, promptly after withdrawal, rejection of tender or termination of the Exchange Offers. Properly withdrawn shares of Existing Preferred Stock may be re-tendered by following one of the procedures described under “— Procedures for Tendering Existing Preferred Stock” above at any time on or before the applicable Expiration Date.

Acceptance of Existing Preferred Stock for Exchange; Delivery of Exchange Consideration

Upon satisfaction or waiver of all of the conditions to any Exchange Offer, and subject to the maximum number of shares of Existing Preferred Stock subject to the Exchange Offer, we will promptly accept the shares of Existing Preferred Stock properly tendered that have not been withdrawn pursuant to the Exchange Offers and will pay the Exchange Consideration in exchange for such shares of Existing Preferred Stock promptly after the acceptance. Please refer to the section in this Offer to Exchange entitled “— Conditions to the Exchange Offers” below. For purposes of the Exchange Offers, we will be deemed to have accepted properly tendered shares of Existing Preferred Stock for exchange when we give notice of acceptance to the Exchange Agent.

In all cases, we will pay the Exchange Consideration in exchange for shares of Existing Preferred Stock that are accepted for exchange pursuant to the Exchange Offers only after the Exchange Agent timely receives a book-entry confirmation of the transfer of the shares of Existing Preferred Stock into the Exchange Agent’s account at DTC, and a properly completed and duly executed Letter of Transmittal and all other required documents or a properly transmitted agent’s message.

We will not be liable for any interest as a result of a delay by the Exchange Agent or DTC in distributing the Exchange Consideration in the Exchange Offers.

Conditions to the Exchange Offers

Notwithstanding any other provision of this Offer to Exchange to the contrary, we will not be required to accept for exchange shares of Existing Preferred Stock tendered pursuant to any of the Exchange Offers and may terminate or amend any of the Exchange Offers if any condition to such Exchange Offer is not satisfied. We may also, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer, postpone the acceptance for exchange of shares of Existing Preferred Stock properly tendered (and not validly withdrawn) prior to the applicable Expiration Date, if any one of the following conditions has occurred, and the occurrence thereof has not been waived by us in our reasonable discretion:

•	neither have holders of at least a majority of Existing Preferred Stock outstanding as of the date of this Offer to Exchange either (a) properly tendered their shares prior to the Expiration Date of the Preferred Exchange Offers or voluntarily converted their Existing Preferred Stock into Common Stock in accordance with the terms of such Existing Preferred Stock (including any such voluntary conversion that occurred after December 31, 2015) nor (b) had their shares of Existing Preferred Stock converted into Common Stock pursuant to the Company’s exercise of the mandatory conversion provision in the applicable Certificate of Designation following approval by the shareholders of amendments to the Certificates of Designation of each of our four series of Existing Preferred Stock;

•	a majority of the common shareholders of the Company have not approved the increase of the amount of the Company’s authorized Common Stock from 150,000,000 to 400,000,000;

•	there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with such Exchange Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of such Exchange Offer or materially impair the contemplated benefits to us (as set forth under “— Purpose of the Recapitalization Plan, including the Exchange Offers”) of the Exchange Offers;

•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of such Exchange Offer or materially impair the contemplated benefits to us of such Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in U.S. securities or financial markets;

•	any material adverse change in the price of our Common Stock in U.S. securities or financial markets;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States;

•	any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

In addition, our obligation to issue the Common Stock in any Exchange Offer is conditioned upon our acceptance of shares of Existing Preferred Stock tendered pursuant to such Exchange Offer.

We expressly reserve the right to amend or terminate any of the Exchange Offers and to reject for exchange any Existing Preferred Stock not previously accepted for exchange, upon the occurrence of any of the conditions to such Exchange Offer specified above. In addition, we expressly reserve the right, at any time or at various times, to waive certain of the conditions to any of the Exchange Offers, in whole or in part; notwithstanding the foregoing, if we waive any of the conditions relating to the Exchange Offers, we will amend and extend the Exchange Offers in order to provide for new minimum tender conditions and updated disclosure.

As a result of the cross-conditionality of the Exchange Offers, we may not be in a position to ascertain whether the conditions have been satisfied until the expiration of the Exchange Offers. We will promptly give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent as promptly as practicable, followed by a timely press release to the extent required by law.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times with respect to any of the Exchange Offers prior to its expiration.

All conditions to any Exchange Offers must be satisfied or waived prior to the expiration of such Exchange Offer.

Fees and Expenses

We will bear the fees and expenses of soliciting tenders for the Exchange Offers, and tendering holders of shares of Existing Preferred Stock will not be required to pay any of our expenses of soliciting tenders in the Exchange Offers, including and the fees of the Information Agent and the Exchange Agent. We will also reimburse the Information Agent and the Exchange Agent for reasonable out-of-pocket expenses, and we will indemnify each of the Information Agent and the Exchange Agent against certain liabilities and expenses in connection with the Exchange Offers, including liabilities under the federal securities laws. The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by our officers and other employees.

If a tendering holder participates in the Exchange Offers through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions to such third party.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of shares of Existing Preferred Stock pursuant to the Exchange Offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing shares of Existing Preferred Stock not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the shares of Existing Preferred Stock tendered;

•	shares of Common Stock are to be delivered to, or issued in the name of, any person other than the registered holder of the shares of Existing Preferred Stock;

•	tendered shares of Existing Preferred Stock are registered in the name of any person other than the person signing the Letter of Transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of shares of Existing Preferred Stock under the Exchange Offers.

If satisfactory evidence of payment of transfer taxes is not submitted with the Letter of Transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Future Purchases

Following completion of the Exchange Offers, we may repurchase additional shares of Existing Preferred Stock that remain outstanding in the open market, in privately negotiated transactions, tender or exchange offers or otherwise. Future purchases of shares of Existing Preferred Stock that remain outstanding after the Exchange Offers may be on terms that are more or less favorable than the Exchange Offers. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any Existing Preferred Stock other than pursuant to the Exchange Offers until ten business days after the Expiration Date, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

No Appraisal Rights

No appraisal or dissenters’ rights are available to holders of shares of Existing Preferred Stock under applicable law in connection with the Exchange Offers.

Schedule TO

Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Exchange Offers. Such Schedule TO, including the exhibits and any amendment thereto, may be examined, and copies may be obtained, at the same places and in the same manner as are set forth under the caption “Where You Can Find More Information and Incorporation by Reference.”

“Blue Sky” Compliance

We are making the Exchange Offers to eligible holders only. We are not aware of any jurisdiction in which the making of this Exchange Offers is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of this Exchange Offers would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, this Exchange Offers will not be made to, nor will tenders of Depositary Shares be accepted from or on behalf of, the holders of Depositary Shares residing in such jurisdiction.

Accounting Treatment

For the shares of Existing Preferred Stock that are exchanged in the Exchange Offers, we will eliminate the principal amount of Existing Preferred Stock and related accrued interest, and replace it with the par value (par value $0.20 per share) of our Common Stock. As the total principal amount and accrued interest eliminated for the Existing Preferred Stock is expected to be more than the Common Stock par value recognized, we will record this excess as a decrease in additional paid-in capital.

We will also recognize an expense for the fees and expenses related to the Exchange Offers. If the Exchange Offers are fully subscribed, we would expect the aggregate effect on retained earnings to be a reduction of approximately $1,000,000, which represents estimated fees and expenses related to the Exchange Offers.

PRICE RANGES OF COMMON STOCK AND DIVIDENDS

Our Common Stock trades on the OTC under the symbol “GDPM.” Prior to January 14, 2016, our Common Stock traded on the New York Stock Exchange (“NYSE”) under the symbol “GDP.” As of February 3, 2016, there were approximately 1,061 holders of record of our Common Stock.

The following table sets forth, for the periods indicated, the range of the high and low closing sales prices of our Common Stock on the OTC.

	High	Low
2016
First Quarter(1)	$0.28	$0.05
2015
Fourth Quarter	$0.82	$0.20
Third Quarter	1.68	0.55
Second Quarter	4.34	1.58
First Quarter	4.71	2.47
2014
Fourth Quarter	$14.85	$2.96
Third Quarter	27.95	14.09
Second Quarter	16.00	11.16
First Quarter	18.81	11.80
2013
Fourth Quarter	$28.55	$15.66
Third Quarter	27.65	12.18
Second Quarter	16.00	11.16
First Quarter	16.18	8.68

(1)	Through February 4, 2016.

We currently do not intend to pay dividends on our Common Stock.

PRICE RANGES OF EXISTING PREFERRED STOCK AND DIVIDENDS

Our Series B Preferred Stock and Series E Preferred Stock trade over the counter and our Series C Preferred Stock and Series D Preferred Stock trade on the OTC under the symbols “GDPAL” and “GDUEL”, respectively. Prior to January 14, 2016, the Series C Preferred Stock and the Series D Preferred Stock traded on the NYSE under the symbols “GDP-C” and “GDP-D,” respectively. As of February 3, 2016, all of the shares of the Existing Preferred Stock were in book-entry form and held of record by a nominee of DTC.

Series B Preferred Stock

The following table sets forth, for the periods indicated, the range of the high and low sales prices and dividends for our Series B Preferred Stock.

	High	Low	Dividends Per Share
2016
First Quarter(1)	$1.05	$0.12	$—
2015
Fourth Quarter	$3.94	$1.50	$—
Third Quarter	$7.20	$26.00	$—
Second Quarter	$11.99	$5.95	$0.6719
First Quarter	$12.99	$5.50	$0.6719
2014
Fourth Quarter	$44.74	$9.30	$0.6719
Third Quarter	$54.25	$43.25	$0.6719
Second Quarter	$55.50	$41.75	$0.6719
First Quarter	$42.99	$37.65	$0.6719
2013
Fourth Quarter	$51.65	$38.00	$0.6719
Third Quarter	$50.05	$35.71	$0.6719
Second Quarter	$40.44	$35.75	$0.6719
First Quarter	$38.50	$29.60	$0.6719

(1)	Through February 4, 2016.

Series C Preferred Stock

The following table sets forth, for the periods indicated, the range of the high and low sales prices and dividends for our Series C Preferred Stock.

	High	Low	Dividends Per Depositary Share
2016
First Quarter(1)	$0.83	$0.15	$—
2015
Fourth Quarter	$4.14	$0.88	$—
Third Quarter	$7.82	$0.60	$—
Second Quarter	$11.19	$6.40	$0.625
First Quarter	$12.49	$5.17	$0.625
2014
Fourth Quarter	$26.30	$6.38	$0.625
Third Quarter	$27.96	$25.58	$0.625
Second Quarter	$27.63	$25.54	$0.625
First Quarter	$26.36	$25.08	$0.625
2013
Fourth Quarter	$26.98	$25.26	$0.625
Third Quarter	$34.81	$25.29	$0.625
Second Quarter(2)	$26.73	$24.65	$0.45139

(1)	Through February 4, 2016.
(2)	The Series C Preferred Stock was listed on the NYSE on April 8, 2013.
(3)	The Series C Preferred Stock was listed on the OTC on January 14, 2016.

Series D Preferred Stock

The following table sets forth, for the periods indicated, the range of the high and low sales prices and dividends for our Series D Preferred Stock.

	High	Low	Dividends Per Depositary Share
2016
First Quarter(1)	$0.71	$0.01	$—
2015
Fourth Quarter	$4.29	$0.91	$—
Third Quarter	$6.92	$0.65	$—
Second Quarter	$10.95	$5.67	$0.609375
First Quarter	$12.50	$4.85	$0.609375
2014
Fourth Quarter	$25.43	$6.10	$0.609375
Third Quarter	$27.65	$24.63	$0.609375
Second Quarter	$27.16	$25.00	$0.609375
First Quarter	$25.29	$23.90	$0.609375
2013
Fourth Quarter	$25.70	$23.81	$0.78542
Third Quarter(2)	$25.36	$24.51	$—

(1)	Through February 4, 2016.
(2)	The Series D Preferred Stock was listed on the NYSE on August 16, 2013.
(3)	The Series D Preferred Stock was listed on the OTC on January 14, 2016.

Series E Preferred Stock

We have applied for listing of the Series E Preferred Stock on the OTC Markets marketplace.

COMPARISON OF RIGHTS BETWEEN

EXISTING PREFERRED STOCK AND OUR COMMON STOCK

The following describes the material differences between the rights of holders of the shares of the Existing Preferred Stock and holders of shares of our Common Stock. While we believe that the description covers the material differences between the shares of Existing Preferred Stock and the shares of our Common Stock, this summary may not contain all of the information that is important to you. You should carefully read this entire Offer to Exchange, including “Description of Capital Stock” and “Description of the Series E Preferred Stock,” and the other documents we refer to for a more complete understanding of the differences between being a holder of the Existing Preferred Stock and a holder of the Series E Preferred Stock.

Ranking and Liquidation Preference

In any liquidation, dissolution or winding up of us, our Common Stock would rank below all outstanding preferred stock, including the Existing Preferred Stock. Holders of our Common Stock and other securities that rank junior to our preferred stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding-up, until after our obligations to our debt holders and holders of preferred stock have been satisfied. In such a situation, each holder of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock is entitled to receive and to be paid out of the assets available for distribution to our stockholders, before any payment or distribution is made to holders of junior stock, including our Common Stock, a liquidation preference in the amount of $50.00 per share, $25.00 per depositary share, $25.00 per depositary share and $10.00 per depository share, respectively, plus accumulated and unpaid dividends.

Dividends

Holders of shares of Existing Preferred Stock are entitled to receive, when, as and if declared by our Board of Directors out of funds legally available for payment, cumulative dividends at the rate per annum of:

•	5.375% per share on the liquidation preference of $50.00 per share of Series B Preferred Stock (equivalent to $2.6875 per annum per share);

•	10.00% per share on the liquidation preference of $25,000 per share ($25.00 per depositary share) of Series C Preferred Stock (equivalent to $2.50 per annum per depositary share);

•	9.750% per share on the liquidation preference of $25,000 per share ($25.00 per depositary share) of Series D Preferred Stock (equivalent to $2.4375 per annum per depositary share); and

•	10.00% per share on the liquidation preference of $10,000 per share ($10.00 per depositary share) of Series E Preferred Stock (equivalent to $1.00 per annum per depositary share);

Dividends on the Existing Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year. Dividends on the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, which may be paid solely in cash, were suspended on August 28, 2015. Dividends on the Series E Preferred Stock may be paid in cash or, where freely transferrable by any non-affiliate recipient thereof, in Common Stock or a combination thereof.

Holders of shares of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for such purpose. However, we do not anticipate paying any such dividends on our Common Stock in the foreseeable future and there are restrictions on our ability to pay dividends under our revolving credit facility and indentures governing our outstanding notes.

Voting Rights

Holders of the Existing Preferred Stock have no voting rights except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other limited circumstances or as required by law.

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

Conversion Rights

Each share of Series B Preferred Stock is convertible at the option of the holder into our Common Stock at any time at an initial conversion rate of 1.5946 shares of Common Stock per share, which is equivalent to an initial conversion price of approximately $31.36 per share of Common Stock. Upon conversion of the Series B Preferred Stock (pursuant to a voluntary conversion or the Company Conversion Option (as defined in the Certificate of Designation of the Series B Preferred Stock), we may choose to deliver the conversion value to holders in cash, shares of Common Stock, or a combination of cash and shares of Common Stock.

On or after December 21, 2010, we may, at our option, cause the Series B Preferred Stock to be automatically converted into that number of shares of Common Stock that are issuable at the then-prevailing conversion rate. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day prior to the announcement of our exercise of the option, the closing price of our Common Stock equals or exceeds 130% of the then-prevailing conversion price of the Series B Preferred Stock.

Each share of Series E Preferred Stock is convertible at the option of the holder into our Common Stock at any time at an initial conversion rate of 5.0 shares of Common Stock per share, which is equivalent to an initial conversion price of approximately $2.00 per share of Common Stock. Upon conversion of the Series E Preferred Stock (pursuant to a voluntary conversion or the Company Conversion Option (as defined in the Certificate of Designation of the Series E Preferred Stock), we may choose to deliver the conversion value to holders in cash, shares of Common Stock, or a combination of cash and shares of Common Stock.

We may, at our option, cause the Series E Preferred Stock to be automatically converted into that number of shares of Common Stock that are issuable at the then-prevailing conversion rate. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day prior to the announcement of our exercise of the option, the closing price of our Common Stock equals or exceeds 150% of the then-prevailing conversion price of the Series E Preferred Stock.

The Series C Preferred Stock and Series D Preferred Stock do not have conversion rights, except upon certain events constituting a change of control.

The conversion prices specified above are subject to adjustment upon the occurrence of certain dilutive and other events as described in “Description of Capital Stock.”

Optional Redemption

We may redeem the Series C Preferred Stock and the Series D Preferred Stock, in whole or in part, at any time on or after April 10, 2018 at a price of $25,000.00 per share ($25.00 per depositary share) plus accumulated and unpaid dividends (whether or not declared), if any, to, but excluding, the redemption date. Holders of the Series C Preferred Stock and Series D Preferred Stock will have no right to require the redemption of the Series C Preferred Stock and Series D Preferred Stock, respectively.

We may redeem the Series E Preferred Stock, in whole or in part, at any time on or after April 10, 2018 at a price of $10,000.00 per share ($10.00 per depositary share) plus accumulated and unpaid dividends (whether or not declared), if any, to, but excluding, the redemption date. Holders of the Series E Preferred Stock will have no right to require the redemption of the Series E Preferred Stock.

The Series B Preferred Stock is not subject to optional redemption provisions.

Governing Document

As a holder of Existing Preferred Stock, your rights currently are set forth in, and you may enforce your rights under, Delaware General Corporation Law and our certificate of incorporation, including the certificates of designation with respect to the Existing Preferred Stock, and our bylaws.

Holders of our Common Stock have their rights set forth in, and may enforce their rights under, Delaware General Corporation Law, the certificate of incorporation and our bylaws.

Listing

Our Series B Preferred Stock and Series E Preferred Stock trade over the counter and our Series C Preferred Stock and Series D Preferred Stock trade on the OTC under the symbols “GDPAL” and “GDUEL”, respectively.

Our Common Stock is listed and traded on the OTC under the symbol “GDPM.”

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of material terms of our Common Stock, Existing Preferred Stock, certificate of incorporation and bylaws. This summary is qualified by reference to our certificate of incorporation, bylaws and the certificates of designation of our Existing Preferred Stock, which are incorporated by reference herein, and by the provisions of applicable law.

As of January 20, 2016, our authorized capital stock was 160,000,000 shares. Those shares consisted of (a) 10,000,000 shares of preferred stock, $1.00 par value, 1,493,349 of which were outstanding; and (b) 150,000,000 shares of our Common Stock, of which 76,303,625 shares were issued and outstanding. In addition, as of January 20, 2016, (a) 2,365,496 shares of Common Stock were reserved for issuance pursuant to the conversion of our Series B Preferred Stock, (b) 10,318,315 shares of Common Stock were reserved for issuance pursuant to our Series C Preferred Stock, (c) 8,320,473 shares of Common Stock were reserved for issuance pursuant to our Series D Preferred Stock, (d) 16,131,115 shares of common stock were reserved for issuance in connection with the Series E Preferred Stock, (e) 6,506 shares of Common Stock were reserved for issuance pursuant to the conversion of our 3.25% Convertible Senior Notes due 2026, (f) 193,087 shares of Common Stock were reserved for issuance pursuant to the conversion of our 5.00% Convertible Senior Notes due 2029, (g) 2,716,837 shares of Common Stock were reserved for issuance pursuant to the conversion of our 5.00% Convertible Senior Notes due 2032, (h) 3,292,501 shares of Common Stock were reserved for issuance pursuant to the conversion of our 5.00% Convertible Exchange Senior Notes due 2032, (i) 10,884,000 shares of Common Stock were reserved for issuance pursuant to our warrants to purchase Common Stock, (j) 60,000 shares of Common Stock were reserved for issuance pursuant to our stock option plans at a weighted average exercise price of $26.23 per share had been issued, and (k) 3,154,663 shares of restricted phantom stock awards had not yet vested.

Common Stock

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share held of record of Common Stock has one vote on all matters voted on by our stockholders, including the election of our directors. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

No share of Common Stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of Common Stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. Holders of Common Stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of Common Stock are fully paid and non-assessable. Our Common Stock is traded on the OTC under the symbol “GDPM.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC.

Preferred Stock

As of the date of this Offer to Exchange, we have 7,736,751 shares of authorized but unissued shares of preferred stock that are undesignated.

At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of our Common Stock:

•	adopt resolutions to issue preferred stock in one or more classes or series;

•	fix the number of shares constituting any class or series of preferred stock; and

•	establish the rights of the holders of any class or series of preferred stock.

The rights of any class or series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase, preferred stock, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the Common Stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over its then market price.

Series B Preferred Stock

As of the date of this Offer to Exchange, we had 1,483,441 shares issued and outstanding of our Series B Preferred Stock. The Liquidation Preference is $50.00 per share of Series B Preferred Stock, plus accumulated and unpaid dividends. Dividends are payable quarterly in arrears beginning March 15, 2006. If we fail to pay dividends on our Series B Preferred Stock on any six dividend payment dates, whether or not consecutive, the dividend rate per annum will be increased by 1.0% until we have paid all dividends on our Series B Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full.

Each share is convertible at the option of the holder into our Common Stock at any time at an initial conversion rate of 1.5946 shares of Common Stock per share, which is equivalent to an initial conversion price of approximately $31.36 per share of Common Stock. Upon conversion of the Series B Preferred Stock, we may choose to deliver the conversion value to holders in cash, shares of Common Stock, or a combination of cash and shares of Common Stock.

If a fundamental change occurs, holders may require us in specified circumstances to repurchase all or part of the Series B Preferred Stock. In addition, upon the occurrence of a fundamental change or specified corporate events, we will under certain circumstances increase the conversion rate by a number of additional shares of Common Stock. A “fundamental change” will be deemed to have occurred if any of the following occurs:

•	We consolidate or merge with or into any person or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to any person, or any person consolidates with or merges into us or with us, in any such event pursuant to a transaction in which our outstanding voting shares are changed into or exchanged for cash, securities, or other property; or

•	We are liquidated or dissolved or adopt a plan of liquidation or dissolution.

A “fundamental change” will not be deemed to have occurred if at least 90% of the consideration in the case of a merger or consolidation under the first clause above consists of Common Stock traded on a U.S. national securities exchange and the Series B Preferred Stock becomes convertible solely into such Common Stock.

As of December 21, 2010, we have the option to cause the Series B Preferred Stock to be automatically converted into the number of shares of Common Stock that are issuable at the then-prevailing conversion rate, pursuant to the Company Conversion Option. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day before the announcement of our exercise of the option, the closing price of the Common Stock equals or exceeds 130% of the then-prevailing conversion price of the Series B Preferred Stock. The Series B Preferred Stock is non-redeemable by us. There have been no redemptions or conversions in any periods.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series B Preferred Stock (the “Series B Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series B Preferred Stock for newly issued shares of our Common Stock (the “Series B Exchange Offer”) to cause all of the outstanding shares of Series B Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 8.899 shares of Common Stock per $50.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series B Exchange Offer. If the Series B Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series B Preferred Stock into Common Stock. There can be no assurance that the Series B Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series B Preferred Stock.

Series C Preferred Stock

As of the date of this Offer to Exchange, we had 3,060,412 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our Series C Preferred Stock. The Liquidation Preference is $25,000 per share ($25.00 per depositary share) of Series C Preferred Stock, plus accumulated and unpaid dividends.

The Series C Preferred Stock ranks senior to our Common Stock and on parity with our Series B Preferred Stock and our Series D Preferred Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up. The Series C Preferred Stock has no stated maturity and is not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by us or converted into our Common Stock in connection with certain changes of control.

At any time on or after April 10, 2018, we may, at our option, redeem the Series C Preferred Stock, in whole at any time or in part from time to time, for cash at a redemption price of $25,000 per preferred share, plus all accumulated and unpaid dividends to, but not including, the date of redemption. We may redeem the Series C Preferred Stock following certain changes of control, if we do not exercise this option, then the holders of the Series C Preferred Stock have the option to convert the shares of Series C Preferred Stock into up to 3,371.54 shares of our Common Stock per share of Series C Preferred Stock, subject to certain adjustments. If we exercise any of our redemption rights relating to shares of Series C Preferred Stock, the holders of Series C Preferred Stock will not have the conversion right described above with respect to the shares of Series C Preferred Stock called for redemption.

Holders of the Series C Preferred Stock have no voting rights except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other limited circumstances or as required by law.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series C Preferred Stock (the “Series C Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series C Preferred Stock for newly issued shares of our Common Stock (the “Series C Exchange Offer”) to cause all of the outstanding shares of Series C Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 4.449 shares of Common Stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series C Exchange Offer. If the Series C Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series C Preferred Stock into Common Stock. There can be no assurance that the Series C Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series C Preferred Stock.

Series D Preferred Stock

As of the date of this Offer to Exchange, we had 3,621,070 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our Series D Preferred Stock. The Liquidation Preference is $25,000 per share ($25.00 per depositary share) of Series D Preferred Stock, plus accumulated and unpaid dividends.

The Series D Preferred Stock ranks senior to our Common Stock and on parity with our Series B Preferred Stock and our Series C Preferred Stock with respect to the payment of dividends and distribution of assets upon liquidation, dissolution or winding up. The Series D Preferred Stock has no stated maturity and is not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by us or converted into our Common Stock in connection with certain changes of control.

At any time on or after August 19, 2018, we may, at our option, redeem the Series D Preferred Stock, in whole at any time or in part from time to time, for cash at a redemption price of $25,000 per preferred share, plus all accumulated and unpaid dividends to, but not including, the date of redemption. We may redeem the Series D Preferred Stock following certain changes of control, if we do not exercise this option, then the holders of the Series D Preferred Stock have the option to convert the shares of preferred stock into up to 2,297.79 shares of our Common Stock per share of Series D Preferred Stock, subject to certain adjustments. If we exercise any of our redemption rights relating to shares of Series D Preferred Stock, the holders of Series D Preferred Stock will not have the conversion right described above with respect to the shares of Series D Preferred Stock called for redemption.

Holders of the Series D Preferred Stock have no voting rights except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other limited circumstances or as required by law.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series D Preferred Stock (the “Series D Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series D Preferred Stock for newly issued shares of our Common Stock (the “Series D Exchange Offer”) to cause all of the outstanding shares of Series D Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 4.449 shares of Common Stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series D Exchange Offer. If the Series D Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series D Preferred Stock into Common Stock. There can be no assurance that the Series D Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series D Preferred Stock.

Series E Preferred Stock

As of the date of this Offer to Exchange, we had 3,226,223 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our Series E Preferred Stock. The Liquidation Preference is $10,000 per share ($10.00 per depositary share) of Series E Preferred Stock, plus accumulated and unpaid dividends. Dividends are payable quarterly in arrears beginning March 15, 2016. If we fail to pay dividends on our Series E Preferred Stock on any six dividend payment dates, whether or not consecutive, the dividend rate per annum will be increased by 1.0% until we have paid all dividends on our Series E Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full.

Each share is convertible at the option of the holder into our Common Stock at any time at an initial conversion rate of 5.0 shares of Common Stock per $10.00 Liquidation Preference, which is equivalent to an initial conversion price of approximately $2.00 per share of Common Stock. Upon conversion of the Series E Preferred Stock, we may choose to deliver the conversion value to holders in cash, shares of Common Stock, or a combination of cash and shares of Common Stock.

If a fundamental change occurs, holders may require us in specified circumstances to repurchase all or part of the Series E Preferred Stock. In addition, upon the occurrence of a fundamental change or specified corporate events, we will under certain circumstances increase the conversion rate by a number of additional shares of Common Stock. A “fundamental change” will be deemed to have occurred if any of the following occurs:

•	We consolidate or merge with or into any person or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to any person, or any person consolidates with or merges into us or with us, in any such event pursuant to a transaction in which our outstanding voting shares are changed into or exchanged for cash, securities, or other property; or

•	We are liquidated or dissolved or adopt a plan of liquidation or dissolution.

A “fundamental change” will not be deemed to have occurred if at least 90% of the consideration in the case of a merger or consolidation under the first clause above consists of Common Stock traded on a U.S. national securities exchange and the Series E Preferred Stock becomes convertible solely into such Common Stock.

We have the option to cause the Series B Preferred Stock to be automatically converted into the number of shares of Common Stock that are issuable at the then-prevailing conversion rate, pursuant to the Company Conversion Option. We may exercise our conversion right only if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day before the announcement of our exercise of the option, the closing price of the Common Stock equals or exceeds 150% of the then-prevailing conversion price of the Series E Preferred Stock.

At any time on or after April 10, 2018, we may, at our option, redeem the Series E Preferred Stock, in whole at any time or in part from time to time, for cash at a redemption price of $10,000 per preferred share, plus all accumulated and unpaid dividends to, but not including, the date of redemption. If we exercise our redemption rights relating to shares of Series E Preferred Stock, the holders of Series E Preferred Stock will not have the conversion right described above with respect to the shares of Series E Preferred Stock called for redemption.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series E Preferred Stock (the “Series E Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series E Preferred Stock for newly issued shares of our Common Stock (the “Series E Exchange Offer”) to cause all of the outstanding shares of Series E Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 5.188 shares of Common Stock per $10.00 liquidation preference, which is equivalent to a conversion price of approximately $1.93 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series E Exchange Offer. If the Series E Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series E Preferred Stock into Common Stock. There can be no assurance that the Series E Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series E Preferred Stock.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the Common Stock.

Written Consent of Stockholders and Stockholder Meetings. Any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called at any time by the Chairman of the Board (if any), the Vice Chairman, the President or by a majority of the board of directors.

Advance Notice Procedure for Stockholder Proposals. Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director must be delivered to or mailed and received at our principal executive offices as follows:

•	with respect to an election to be held at the annual meeting of stockholders, 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders;

•	with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed to stockholders or public disclosure of the date of the meeting was made, whichever first occurs, and must contain specified information concerning the person to be nominated.

Notice of stockholders’ intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the preceding annual meeting of stockholders. These procedures may operate to limit the ability of stockholders to bring business before a stockholders’ meeting, including with respect to the nomination of directors or considering any transaction that could result in a change in control.

Classified Board; Removal of Director. Our bylaws provide that the members of our board of directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of stockholders, approximately one-third of the members of the board of directors are elected for a three-year term and the other directors remain in office until their three-year terms expire. Furthermore, our bylaws provide that neither any director nor the board of directors may be removed without cause, and that any removal for cause would require the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the board of directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.

Limitation of Liability of Directors

Our certificate of incorporation limits, to the fullest extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The effect of this provision is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of the

Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. Exculpation does not apply if the director acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. Our bylaws provide that we may indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law.

DESCRIPTION OF SERIES B PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our Series B Preferred Stock. A copy of the certificate of designation and the form of Series B Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of our Series B Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “Company,” “us,” “we” or “our” refer to Goodrich Petroleum Corporation and not any of its subsidiaries.

General

Under our restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, in one or more series, with such voting powers or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have 7,740,400 shares of authorized preferred stock which are undesignated. We have 1,483,441 issued and outstanding shares of our 5.375% Series B Cumulative Convertible Preferred Stock; we have 3,060,412 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our 10.00% Series C Cumulative Preferred Stock; we have 3,621,070 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our 9.75% Series D Cumulative Preferred Stock; and we have 3,226,223 depositary shares issued and outstanding each representing a 1/1000th ownership interest in a share of our 10.00% Series E Cumulative Convertible Preferred Stock. See “Description of Capital Stock.”

Our Series B Preferred Stock is fully paid and nonassessable, and any Common Stock issued upon the conversion of our Series B Preferred Stock will be fully paid and nonassessable. The holders of our Series B Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both our Series B Preferred Stock and our Common Stock is The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of our Series E Preferred Stock is American Stock Transfer and Trust Company, LLC.

Our Series B Preferred Stock is subject to the Company Conversion Option, as described below in “— Company Conversion Option,” but is not redeemable by us.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series B Preferred Stock (the “Series B Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series B Preferred Stock for newly issued shares of our Common Stock (the “Series B Exchange Offer”) to cause all of the outstanding shares of Series B Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 8.899 shares of Common Stock per $50.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock, or $0.88 per share of Series B Preferred Stock using a Common Stock price of $0.10 per share. This is the same conversion rate that is being offered to participants in the Series B Exchange Offer. If the Series B Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series B Preferred Stock into Common Stock. There can be no assurance that the Series B Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series B Preferred Stock.

Ranking

Our Series B Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to (i) our Common Stock and (ii) each class of capital stock or series of preferred stock established after the date of initial issuance of our Series B Preferred Stock, which we refer to as the “Issue Date,” the terms of which do not expressly provide that such class or series ranks senior to or on a parity with our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Junior Stock”);

•	on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to our Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Senior Stock”).

While any shares of our Series B Preferred Stock are outstanding, we may not authorize or issue, or increase the authorized amount of, any class or series of our Senior Stock or any security convertible into our Senior Stock, without the affirmative vote or consent of the holders of at least 66 2⁄3% of the outstanding shares of our Series B Preferred Stock. Without the consent of any holder of our Series B Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “— Voting Rights” below.

Dividends

Holders of shares of our Series B Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of 5.375% per share on the liquidation preference thereof of $50.00 per share of our Series B Preferred Stock (equivalent to $2.6875 per annum per share). Dividends on our Series B Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, a “Dividend Payment Date”), at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Dividends are payable to holders of record as they appear on our stock register on the immediately preceding March 1, June 1, September 1 and December 1 (each, a “Record Date”). Accumulations of dividends on shares of our Series B Preferred Stock will not bear interest. Dividends payable on our Series B Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months. We paid the initial dividend on the Series B Preferred Stock on March 15, 2006, which was prorated from the Issue Date.

No dividends and distributions (other than dividends payable solely in our Common Stock or other capital stock ranking junior as to dividend rights to our Series B Preferred Stock) may be declared, paid or set apart for payment, and no purchases, redemptions or other acquisitions of shares of our Common Stock or other capital stock ranking junior as to dividend rights may be made unless, in each of the foregoing instances, all accumulated and unpaid dividends (including the full dividend for the then current dividend period) on our Series B Preferred Stock have been paid or declared and set apart for payment.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless, in each of the foregoing instances, all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of Common Stock sufficient for the payment thereof is set apart for such payment, on our Series B Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on our Series B Preferred Stock and any Parity Stock, dividends may be declared and paid on our Series B Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on our Series B Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of our Series B Preferred Stock and such Parity Stock bear to each other. Holders of shares of our Series B Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including our Series B Preferred Stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law.

Step-Up in Dividends as a Result of Failure to Pay Dividends

If we fail to pay dividends on our Series B Preferred Stock on any six Dividend Payment Dates (whether consecutive or not), then the dividend rate per annum shall increase on and after the day after such sixth Dividend Payment Date by an additional 1.0% until we have paid all dividends on the Series B Preferred Stock for all dividend periods up to and including the Dividend Payment Date on which the accumulated and unpaid dividends are paid in full. Following such payment of unpaid dividends, the dividend rate will revert to the original dividend rate per annum; provided, however, that upon any further failure to timely pay dividends on the Series B Preferred Stock on any future Dividend Payment Date, the dividend rate per annum shall again increase by the additional 1.0% until we have again paid all dividends on the Series B Preferred Stock for all dividend periods up to and including the Dividend Payment Date on which the accumulated and unpaid dividends are paid in full.

Step-Up in Dividends as a Result of Specified Corporate Events

Following the corporate events described in “— Specified Corporate Events”, the dividend rate per annum shall increase by an additional 3.0% for every quarter in which the closing price of our Common Stock is below $26.13 for 20 trading days within the period of 30 consecutive trading days ending 15 trading days prior to the Record Date for such quarter.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Series B Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $50.00 .00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment (whether or not declared), after distribution or payment is made to the holders of any class or series of our stock ranking senior to our Series B Preferred Stock as to rights upon liquidation, distribution or winding up, but before any distribution or payment may be made to holders of our Common Stock or any other class or series of our stock ranking, as to liquidation rights, junior to the Series B Preferred Stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding Series B Preferred Stock and all shares of each other class or series of our stock ranking, as to liquidation rights, on a parity with the Series

B Preferred Stock, then all such shares will share proportionately in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series B Preferred Stock will be entitled to written notice of any liquidation, distribution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of our remaining assets. For these purposes, our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

Holders of our Series B Preferred Stock have no voting rights except as provided by applicable law and as described in this subsection and in “— Ranking.”

If we do not pay dividends on the Series B Preferred Stock for six (6) or more quarterly periods (whether or not consecutive), a preferred dividend default will exist, and the holders of the Series B Preferred Stock, voting together as a class with all other classes or series of our Parity Stock which are entitled to similar voting rights (“parity shares”), will be entitled to vote at the next annual meeting of our stockholders and at each subsequent meeting for the election of two (2) additional directors to serve on our board of directors. Notwithstanding the preceding, if, prior to the election of any additional directors in the manner described in this paragraph, all accumulated dividends are paid on the Series B Preferred Stock and all other parity shares, no such additional directors will be so elected. Any such additional directors so elected will serve until all unpaid cumulative dividends on the Series B Preferred Stock and all other parity shares have been paid or declared and set apart for payment. Upon such election, the size of our board of directors will be increased by two (2) directors. If and when all such accumulated dividends shall have been paid on the Series B Preferred Stock and all other parity shares, the term of office of each of the additional directors so elected will terminate and the size of our board of directors will be reduced accordingly. So long as the relevant dividend default continues, any vacancy in the office of additional directors elected under this paragraph may be filled by written consent of the other additional director who remains in office, or if no additional director remains in office, by a vote of the holders of a majority of the outstanding Series B Preferred Stock and all other parity shares (voting as a single class). Each of the directors elected as described in this paragraph will be entitled to one vote on any matter.

The affirmative vote or consent of the holders of at least 66 2⁄3% of the outstanding Series B Preferred Stock voting as a single class, is required to amend, alter or repeal the provisions of our restated certificate of incorporation, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock.

Holders of Series B Preferred Stock are not entitled to vote with respect to the authorization or issue of, or any increase in the authorized amount of, any class or series of our Parity Stock or Junior Stock.

The voting provisions will not apply if, at or before the time when the act with respect to which the vote would otherwise be required is effected, all outstanding shares of Series B Preferred Stock are subject to the Company Conversion Option upon proper notice and we deposit sufficient shares of our Common Stock (or if we elected to make settlement in cash, funds, in cash) in trust to effect the conversion.

In any matter in which the Series B Preferred Stock may vote (as expressly provided in our restated certificate of incorporation, the certificate of designation for the Series B Preferred Stock or as may be required by law), holders of Series B Preferred Stock are entitled to one vote per share.

Redemption

The Series B Preferred Stock is not redeemable by us.

Series B Preferred Stock Conversion Rights

A holder may, at its option, convert all or any portion of such holder’s outstanding Series B Preferred Stock currently at a conversion rate of 1.5946 shares of Common Stock per $50.00 .00 liquidation preference (the “conversion rate”), which is equivalent to a conversion price of approximately $31.36 per share of Common Stock (subject to adjustment in certain events). Upon conversion, we will have the right to deliver, in lieu of shares of Common Stock, cash or a combination of cash and shares of our Common Stock, as described below under “— Conversion Procedures — Settlement Upon Conversion.”

We will not issue fractional shares of Common Stock upon conversion of Series B Preferred Stock. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our Common Stock on the trading day immediately prior to the conversion date.

A holder of Series B Preferred Stock is not entitled to all rights of a holder of Common Stock until that holder has converted its Series B Preferred Stock, and only to the extent the shares of Series B Preferred Stock are deemed to have been converted into shares of Common Stock under our certificate of designation for the Series B Preferred Stock.

Recapitalizations, Reclassifications and Changes in Our Common Stock

In the event of any:

•	reclassification or change of our Common Stock;

•	consolidation or merger involving our company; or

•	sale or conveyance to another person or entity of all or substantially all of our property and assets;

in each case in which holders of our Common Stock would be entitled to receive shares, other securities, other property, assets or cash for their Common Stock, upon conversion of a holder’s Series B Preferred Stock, such preferred holder will be entitled to receive the same type of consideration which such preferred holder would have been entitled to receive if such preferred holder had converted its Series B Preferred Stock into our Common Stock immediately prior to any of these events. In the event holders of our Common Stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of our Series B Preferred Stock shall have a reasonable opportunity to determine the form of consideration into which all of our Series B Preferred Stock, treated as a single class, shall be convertible from and after the effective date of the transaction. This provision does not limit the rights of holders in the event of a Fundamental Change (as defined below under “— Conversion Rate Adjustments — Adjustment to Conversion Rate Upon a Fundamental Change”) or Specified Corporate Event (as defined below under “— Specified Corporate Events”), including our obligation to increase the Conversion Rate by the additional number of shares in connection with these events or conversions. The determination: (i) will be made by holders representing a plurality of shares of our Series B Preferred Stock participating in such determination, (ii) will be subject to any limitations to which all of the holders of our Common Stock are subject, including, but not limited to, pro rata reductions applicable to any portion of the consideration payable in such transaction and (iii) will be conducted in such a manner as to be completed by the date which is the earlier of: (a) the deadline for elections to be made by holders of our Common Stock, and (b) two Trading Days prior to the anticipated effective date of such transaction.

Company Conversion Option

On or after December 21, 2010, we may, at our option, cause the Series B Preferred Stock to be automatically converted into that number of shares of Common Stock that are issuable at the then-prevailing conversion rate (as adjusted) (the “Company Conversion Option”). We may exercise our Company Conversion Option only if the closing price of our Common Stock equals or exceeds 130% of the then prevailing conversion price of the Series B Preferred Stock for at least twenty (20) trading days in a period of thirty (30) consecutive trading days, ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our Company Conversion Option as described below.

To exercise our Company Conversion Option described above, we must issue a press release for publication through the Dow Jones News Service or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series B Preferred Stock (not more than four (4) trading days after the date of the press release) of the exercise of our Company Conversion Option announcing our intention to convert the Series B Preferred Stock. The conversion date will be a date selected by us (which we will refer to as the “Company Conversion Option Date”) and will be no more than five (5) days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of the exercise of our Company Conversion Option will state, as appropriate:

•	the Company Conversion Option Date;

•	the number of shares of Common Stock to be issued upon conversion of each share of our Series B Preferred Stock;

•	the number of shares of Series B Preferred Stock to be converted; and

•	that dividends on the Series B Preferred Stock to be converted will cease to accumulate on the Company Conversion Option Date.

In addition to the Company Conversion Option provision described above, if there are fewer than 25,000 shares of Series B Preferred Stock outstanding, we may, at any time on or after December 21, 2010, at our option, cause the Series B Preferred Stock to be automatically converted into that number of shares of Common Stock equal to $50.00 .00 (the liquidation preference per share of Series B Preferred Stock) divided by the lesser of the then prevailing conversion price and the market value of our Common Stock for the five (5) trading day period ending on the second trading day immediately prior to the Company Conversion Option Date. The provisions of the immediately preceding two (2) paragraphs shall apply to any Company Conversion Option described in this paragraph; provided, however, that with respect to such Company Conversion Option (1) the Company Conversion Option Date will not be fewer than fifteen (15) days nor more than thirty (30) days after the date on which we issue a press release announcing such Company Conversion Option and (2) the press release and notice of such Company Conversion Option will not state the number of shares of Common Stock to be issued upon conversion of each share of Series B Preferred Stock.

We may choose to deliver the conversion value in connection with a Company Conversion Option to investors in cash (subject to legally available funds), shares of Common Stock, or a combination of cash and Common Stock.

Conversion Procedures

General

A holder of our Series B Preferred Stock may convert any or all of such shares by surrendering to us at our principal office or at the office of our transfer agent, as may be designated by our board of directors, the certificate or certificates for the Series B Preferred Stock to be converted accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for the Common Stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of Common Stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of Common Stock upon conversion of the Series B Preferred Stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and non-assessable shares of Common Stock to which the holder of the Series B Preferred Stock being converted, or the holder’s transferee, will be entitled and (b) if less than the full number of Series B Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the Series B Preferred Stock to be converted (the “conversion date”) so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive the conversion value (as defined under “— Settlement upon Conversion”), and, if applicable, the person entitled to receive shares of Common Stock will be treated for all purposes as having become the record holder of those shares of Common Stock at that time.

In lieu of the foregoing procedures, if the Series B Preferred Stock is held in global form, holders must comply with the procedures of The Depository Trust Company (“DTC”) to convert their Series B Preferred Stock.

A holder of Series B Preferred Stock is not entitled to all rights of a holder of shares of Common Stock until such holder has converted its Series B Preferred Stock into Common Stock.

In case any shares of Series B Preferred Stock are to be converted pursuant to our Company Conversion Option, a holder’s right to voluntarily convert those shares of Series B Preferred Stock will terminate if we have not received such holder’s conversion notice by 5: 00 p.m., New York City time, on the trading day immediately preceding the date fixed for conversion pursuant to our Company Conversion Option.

In connection with the conversion of any Series B Preferred Stock, no fractional shares of Common Stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price of our Common Stock on the date the shares of Series B Preferred Stock are surrendered for conversion. If more than one share of our Series B Preferred Stock will be surrendered for conversion by the same holder at the same time, the number of shares of Common Stock issuable on conversion of those shares of Series B Preferred Stock will be computed on the basis of the total number of Series B Preferred Stock so surrendered.

We will at all times reserve and keep available, free from preemptive rights out of our authorized but unissued shares or treasury shares, for issuance upon the conversion of Series B Preferred Stock, a number of our authorized but unissued shares of Common Stock that will from time to time be sufficient to permit the conversion of all outstanding Series B Preferred Stock.

Before the delivery of any securities that we will be obligated to deliver upon conversion of the Series B Preferred Stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of Common Stock delivered upon conversion of the Series B Preferred Stock will upon delivery be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

If a holder of Series B Preferred Stock has exercised its right to require us to repurchase shares of Series B Preferred Stock as described under “— Purchase of Series B Preferred Stock Upon a Fundamental Change,” such holder’s conversion rights with respect to the Series B Preferred Stock so subject to repurchase will expire if we have not received such holder’s conversion notice by 5: 00 p.m., New York City time, on the trading day immediately preceding the repurchase date, unless we default on the payment of the purchase price. If a holder of Series B Preferred Stock has submitted any such share for repurchase, such share may be converted only if such holder submits a notice of withdrawal or complies with applicable DTC procedures.

Settlement Upon Conversion

Pursuant to the procedures described below, upon a conversion, we will have the right to deliver the conversion value in lieu of our Common Stock, in cash (subject to the existence of legally available funds) or a combination of cash and shares of our Common Stock. “Conversion value” means an amount equal to the product of the applicable conversion rate (as adjusted) multiplied by the arithmetic average of the closing sale prices of our shares of Common Stock during the cash settlement averaging period (as defined below).

We can elect at any time to obligate ourselves to satisfy solely in cash the portion of the conversion value that is equal to 100% of the liquidation preference amount of the Series B Preferred Stock, with any remaining amount of the conversion value to be satisfied in cash, Common Stock or a combination of cash and Common Stock, at our election. If we elect to do so with respect to the liquidation preference amount, we will notify holders at any time that we intend to settle in cash the portion of the conversion value that is equal to the liquidation preference amount of the Series B Preferred Stock (referred to as the “liquidation preference conversion settlement election”). This notification, once provided to holders, will be irrevocable and will apply to future conversions of the Series B Preferred Stock.

Except to the extent we make a liquidation preference conversion settlement election, we will not be required to notify holders of our method for settling our conversion obligation relating to the conversion value or, if we have made a liquidation preference conversion settlement election, the excess of our conversion obligation relating to the portion of the conversion value above the liquidation preference amount, if any, until the Series B Preferred Stock is submitted for conversion.

If we receive a holder’s conversion notice, the following procedures will apply:

•	Settlement of our conversion obligation that is equal to 100% of the liquidation preference amount of the Series B Preferred Stock will be according to the liquidation preference conversion settlement election, if any, already made.

•	Any portion of the conversion value which we have not decided to settle in cash will be settled in shares of our Common Stock (except that we will pay cash in lieu of issuing any fractional shares). We will notify any holders of Series B Preferred Stock exercising a conversion right, at any time on the date that is three (3) trading days following receipt of the holder’s conversion notice (the “settlement notice period”), if we choose to settle any portion of our conversion obligation in whole or in part in cash or, if we have made a liquidation preference conversion settlement election, if we choose to settle the excess conversion value, in whole or in part, in cash. If we elect to settle the conversion value in a combination of cash and shares of Common Stock, we will specify the percentage of the conversion value relating to the Series B Preferred Stock surrendered for conversion that we will pay in cash. We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to settle the conversion value, except to the extent we have made a liquidation preference conversion settlement election, arising on different trading days in the same manner. That is, we may choose on one trading day to settle in shares of Common Stock only and choose on another trading day to settle in cash or a combination of shares of Common Stock and cash.

•	Settlement of a conversion solely in shares of Common Stock will occur as soon as practicable, but in any event not more than three (3) trading days following receipt of the holder’s conversion notice.

•

If we timely elect to pay cash for any portion of the conversion value, the holder may retract the conversion notice at any time during the two (2) trading day period beginning on the trading day after the final day of the settlement notice period (the “conversion retraction period”); no such retraction may be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares of Common Stock (other than cash in lieu of fractional shares) or if we have previously made a liquidation preference conversion settlement election.

•	Settlement of any portion of the conversion value, including the portion of the conversion value that is equal to 100% of the liquidation preference amount or the excess conversion value, in cash or in a combination of cash and shares of Common Stock will occur on the third trading day following the final day of the cash settlement averaging period. The “cash settlement averaging period” shall mean the 20-trading day period beginning on the trading day following the final trading day of the conversion retraction period.

Settlement amounts will be computed as follows:

1. If we elect to satisfy a conversion, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, solely in shares of Common Stock (other than with respect to fractional shares), we will deliver to the holder, for each Series B Preferred Stock, a number of shares of Common Stock equal to the conversion rate (as adjusted).

2. If we elect to satisfy a conversion, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, solely in cash, we will deliver to the holder, for each Series B Preferred Stock, cash in an amount equal to the product of the conversion rate (as adjusted) multiplied by the arithmetic average of the closing sale prices of our Common Stock during the cash settlement averaging period.

3. If we elect to satisfy the conversion obligation, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, in a combination of cash and shares of Common Stock, we will deliver to the holder, for each share of Series B Preferred Stock:

(a)	a cash amount (the “cash amount”) (excluding any cash paid for fractional shares) equal to the sum of:

•	the product of $50.00 .00 multiplied by the percentage of the liquidation preference amount to be satisfied in cash; plus

•	if greater than zero, the product of (i) the amount of cash that would be paid pursuant to paragraph 2 above minus $50.00 .00 and (ii) the percentage of the excess conversion obligation above the liquidation preference amount to be satisfied in cash;

and

(b)	a number of shares of Common Stock equal to the difference between:

•	the number of shares of Common Stock that would be issued pursuant to paragraph number 1 above; minus

•	the number of shares of Common Stock equal to the quotient of (i) the cash amount divided by (ii) the arithmetic average of the closing sale prices of our Common Stock during the cash settlement averaging period.

If any trading day during a cash settlement averaging period is not an undisrupted trading day, then determination of the price for that day will be delayed until the next undisrupted trading day on which a pricing is not otherwise observed; that is, such day will not count as one of the twenty (20) trading days that constitute the cash settlement averaging period. If this would result in a price being observed later than the eighth trading day after the last of the original twenty (20) trading days in the cash settlement averaging period, then our board of directors will determine all prices for all delayed and undetermined prices on that eighth trading day based on its good faith estimate of the shares of Common Stock’s value on that date.

An “undisrupted trading day” means a trading day on which our shares of Common Stock do not experience any of the following during the one hour period ending at the conclusion of the regular trading day:

•	any suspension of or limitation imposed on the trading of our shares of Common Stock on any national or regional securities exchange or association or over-the-counter market;

•	any event (other than an event listed in the third bullet below) that disrupts or impairs the ability of market participants in general to (i) effect transactions in or obtain market values for shares of our Common Stock on any relevant national or regional securities exchange or association or over-the-counter market or (ii) effect transactions in or obtain market values for futures or options contracts relating to the our Common Stock on any relevant national or regional securities exchange or association or over-the-counter market; or

•	any relevant national or regional securities exchange or association or over-the-counter market on which shares of our Common Stock trade closes on any exchange trading day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such trading day, if, in the case of the first and second bullet point above, our board of directors determines that the effect of such suspension, limitation, disruption or impairment is material.

Payment of Dividends Upon Conversion

Optional Conversion

General. If a holder of Series B Preferred Stock exercises conversion rights, upon delivery of the Series B Preferred Stock for conversion, those Series B Preferred Stock will cease to accumulate dividends as of the end of the day immediately preceding the conversion date and the holder will not receive any cash payment representing accumulated and unpaid dividends on the Series B Preferred Stock, except in those limited circumstances discussed below. Except as provided below, we will make no payment for accumulated and unpaid dividends, whether or not in arrears, on Series B Preferred Stock, converted at a holder’s election, or for dividends on the shares of Common Stock issued upon such conversion.

Conversion On or Before Record Date. If we receive a conversion notice before the close of business on a Record Date, the holder will not be entitled to receive any portion of the dividend payable on such converted shares on the corresponding Dividend Payment Date.

Conversion After Record Date and Prior to Payment Date. If we receive a conversion notice after the Record Date but prior to the corresponding Dividend Payment Date, the holder on the Record Date will receive on that Dividend Payment Date accumulated dividends on its Series B Preferred Stock, notwithstanding the conversion of that Series B Preferred Stock prior to that Dividend Payment Date, because that holder will have been the holder of record on the corresponding Record Date. However, at the time that such holder surrenders Series B Preferred Stock for conversion, the holder must pay to us an amount equal to the dividend that has accumulated and that will be paid on the related Dividend Payment Date.

Conversion On or After Payment Date. A holder of Series B Preferred Stock on a Record Date who converts such Series B Preferred Stock into shares of Common Stock on or after the corresponding Dividend Payment Date will be entitled to receive the dividend payable on such Series B Preferred Stock on such Dividend Payment Date, and the converting holder need not include payment of the amount of such dividend upon surrender for conversion of the Series B Preferred Stock.

Dividends on Common Stock Issued Upon Conversion. If we receive a conversion notice on or before the close of business on a Record Date, or following such Record Date but before the Dividend Payment Date therefor, and the settlement date for any shares of Common Stock to be issued upon such conversion is after the close of business on the record date for the payment of dividends for the corresponding period on such Common Stock, such holder will be entitled to receive such common share dividends upon the next payment date of dividends on our Common Stock as if the holder were the holder of such Common Stock on such record date.

Company Conversion Option

General. If we call the Series B Preferred Stock pursuant to our Company Conversion Option, whether prior to, on or after the Record Date for the current period, all accumulated and unpaid dividends, including any additional dividends, which are in arrears as of the Company Conversion Option Date will be payable to the holder of the converted shares.

Conversion Before Record Date. If we exercise our Company Conversion Option and the effective date of the conversion of the Series B Preferred Stock is a date that is prior to the close of business on any Record Date, the holder will not be entitled to receive any portion of the dividend payable for such period on such converted shares on the corresponding Dividend Payment Date.

Conversion On or After Record Date and Prior to Payment Date. If we exercise our Company Conversion Option and the effective date of the conversion of the Series B Preferred Stock is a date that is on, or after the close of business on, any Record Date and prior the close of business on the corresponding Dividend Payment Date, all dividends, including accumulated and unpaid dividends, whether or not in arrears, with respect to the Series B Preferred Stock called for a conversion on such date, will be payable on such Dividend Payment Date to the record holder of such shares on such Record Date.

Conversion Rate Adjustments

General

We will adjust the conversion rate if any of the following events occur:

1. We issue shares of our Common Stock as a dividend or distribution to all or substantially all holders of our Common Stock;

2. We subdivide, combine or reclassify our Common Stocks;

3. We distribute, to all or substantially all holders of our Common Stock, certain rights or warrants to subscribe for or purchase, for a period expiring within sixty (60) days, shares of our Common Stock, or securities convertible into or exchangeable or exercisable for shares of our Common Stock, at less than the closing sale price of our Common Stock on the trading day immediately preceding the date of the announcement of such distribution, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

4. We distribute, to all or substantially all holders of our Common Stock, shares of our capital stock or evidence of our indebtedness or assets, including securities, but excluding:

•	dividends or distributions referred to in 1 above;

•	rights or warrants referred to in 3 above;

•	dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration described below; and

•	cash dividends or distributions referred to in 6 below;

5. We distribute, to all or substantially all holders of our Common Stock, capital shares of one of our subsidiaries, with such adjustment, if any, based on the market value of the subsidiary capital shares so distributed relative to the market value of our Common Stock, in each case over a measurement period following the distribution;

6. We pay any cash dividend or distribution during any quarterly fiscal period to all or substantially all holders of our Common Stock. The conversion rate will be adjusted based on the following formula:

CR(1) = CR(0) × [SP/(SP — DI)]

where,

CR(0) = the conversion rate in effect immediately prior to the record date for such distribution

CR(1) = the conversion rate in effect immediately after the record date for such distribution

SP = the average of the closing sale price per share of Common Stock over the averaging period for the ten (10) consecutive trading days prior to the trading day immediately preceding the earlier of the record date or the ex-dividend date of such cash dividend or distribution

DI = the amount in cash per share we distribute to holders of our Common Stock

7. We, one of our subsidiaries, or Josiah T. Austin, Patrick E. Malloy or Walter G. Goodrich or entities controlled by them or established for the benefit of them or their descendants or spouses or charities, or our employee benefit plans for shares of our Common Stock make purchases of our Common Stock pursuant to a tender offer or exchange offer that involves an aggregate consideration that exceeds ten percent (10%) of the appropriate market value of our Common Stock on the expiration of such tender offer or exchange offer.

To the extent we have a rights plan in effect upon conversion of the Series B Preferred Stock into Common Stock, the holder will receive (except to the extent we settle our conversion obligations in cash), in addition to the Common Stock, the rights under the rights plan unless the rights have separated from the Common Stock prior to the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we made a distribution referred to in 4 above (without regard to any of the exceptions there).

To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least twenty (20) days if our board of directors determines that such an increase would be in our best interests. Any such determination by our board of directors will be conclusive. We will give holders at least fifteen (15) trading days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of Common Stock resulting from any distribution of Common Stock or similar event.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent (1%) in the conversion rate. However, any adjustments that are not required to be made because they would have required an increase or decrease of less than one percent (1%) will be carried forward and taken into account in any subsequent adjustment of the conversion rate or in connection with any conversion of the Series B Preferred Stock. Except as described above in this section, we will not adjust the conversion rate for any issuance of our Common Stock or any securities convertible into or exchangeable or exercisable for our Common Stock or rights to purchase our Common Stock or such convertible, exchangeable or exercisable securities.

Adjustment to Conversion Rate Upon a Fundamental Change

General

If and only to the extent a holder elects to convert its Series B Preferred Stock in connection with a fundamental change as described below under “Purchase of Series B Preferred Stock Upon a Fundamental

Change” that occurs on or prior to December 15, 2015 we will increase the conversion rate for the Series B Preferred Stock surrendered for conversion by a number of additional shares (the “additional shares”) as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction becomes effective (the “effective date”) and the price (the “share price”) paid per share for our shares of Common Stock in such fundamental change transaction. If holders of our Common Stock receive only cash in such fundamental change transaction, the share price shall be the cash amount paid per share. In all other scenarios, the reference share price shall be the average of the closing sale prices of our Common Stock on the five (5) trading days prior to but not including the effective date of such fundamental change transaction.

The share prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the Series B Preferred Stock is adjusted, as described above under “— Conversion Rate Adjustments — General.” The adjusted share prices will equal the product of the share prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments — General”

The following table sets forth the hypothetical share price and number of additional shares to be issuable per $50.00 .00 liquidation preference of Series B Preferred Stock:

	Share Price
Effective Date	$26.13	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00	$50.00 .00	$60.00	$75.00
December 15, 2005	0.319	0.319	0.319	0.319	0.301	0.269	0.241	0.217	0.197	0.164	0.117	0.075
December 15, 2006	0.319	0.319	0.319	0.313	0.275	0.243	0.217	0.195	0.176	0.145	0.102	0.065
December 15, 2007	0.319	0.319	0.319	0.280	0.243	0.213	0.188	0.167	0.150	0.121	0.084	0.052
December 15, 2008	0.319	0.319	0.285	0.242	0.205	0.176	0.152	0.133	0.117	0.092	0.061	0.037
December 15, 2009	0.319	0.303	0.240	0.195	0.157	0.128	0.105	0.087	0.074	0.054	0.033	0.019
December 15, 2010	0.319	0.280	0.206	0.151	0.098	0.056	0.019	0.000	0.000	0.000	0.000	0.000
December 15, 2011	0.319	0.278	0.205	0.150	0.098	0.055	0.020	0.000	0.000	0.000	0.000	0.000
December 15, 2012	0.319	0.277	0.204	0.149	0.098	0.055	0.020	0.000	0.000	0.000	0.000	0.000
December 15, 2013	0.317	0.276	0.203	0.149	0.097	0.055	0.020	0.000	0.000	0.000	0.000	0.000
December 15, 2014	0.316	0.275	0.203	0.148	0.097	0.055	0.020	0.000	0.000	0.000	0.000	0.000
December 15, 2015	0.315	0.274	0.202	0.147	0.096	0.054	0.019	0.000	0.000	0.000	0.000	0.000

The share prices and additional share amounts set forth above are based upon a Common Stock price of $26.13 on December 15, 2005 and an initial conversion price of $31.36.

The exact share prices and effective dates may not be set forth in the table above, in which case:

•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

•	If the share price is in excess of $75.00 per share (subject to adjustment), no additional shares will be issuable upon conversion.

•	If the share price is less than $26.13 per share (subject to adjustment), no additional shares will be issuable upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed 1.9135 per $50.00 .00 liquidation preference of Series B Preferred Stock, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments — General.”

Adjustment to Conversion Rate Upon Specified Corporate Events

In connection with a specified corporate event as described in “— Specified Corporate Events” that occurs on or prior to December 15, 2015, regardless of a holder’s conversion decision, and in addition to any increase in the per annum dividend rate, we will increase the conversion rate for the Series B Preferred Stock by a number of additional shares (the “additional shares”) as described below.

The number of additional shares will be determined by reference to the table provided above in “— Adjustment to Conversion Rate Upon a Fundamental Change”, based on the date on which the corporate event becomes effective (the “effective date”) and the average of the closing sale prices of our Common Stock over the ten trading day period ending on the trading day immediately preceding the effective date (“the share price”). If the share price is less than $26.13, however, it will be deemed to be such amount, and upon conversion a holder shall be entitled to receive additional shares as if the share price were this amount.

This adjustment to the conversion rate, as described, as a result of a specified corporate event, as defined, can only occur once during the life of the instrument.

Our obligation to satisfy the additional shares requirement upon either a fundamental change or a specified corporate event could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Specified Corporate Events

The occurrence of any of the following events will entitle holders of our Series B Preferred Stock to receive, when, as and if declared by our board of directors, out of funds legally available therefor, dividends at the rate per annum equal to the stated annual dividend rate of 5.375% plus 3.0%, subject to the exceptions described above under “— Step-Up in Dividends as a Result of Specified Corporate Events,” and, if the specified corporate event occurs prior to December 15, 2015, the number of additional shares provided by the table under “— Conversion Rate Adjustments — Adjustment to Conversion Rate Upon Specified Corporate Events”:

1. The acquisition, directly or indirectly, by any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the aggregate voting power of our voting stock;

2. Less than 10,000,000 of the outstanding shares of our Common Stock, as adjusted for stock dividends, splits and combinations, are beneficially owned by persons other than Josiah T. Austin, Patrick E. Malloy and Walter G. Goodrich or entities controlled by them or established for the benefit of them or their descendants or spouses or charities, or our employee benefit plans;

3. During any period of two consecutive years, individuals who at the beginning of such period comprised our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by our shareholders was approved by a vote of 66 2⁄3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

4. Our Common Stock ceases to be listed on a national securities exchange or quoted on Nasdaq or another over-the-counter market in the United States.

Purchase of Series B Preferred Stock Upon a Fundamental Change

In the event of a “fundamental change” as described below, a holder will have the right, subject to legally available funds, to require us to purchase for cash all or any part of such holder’s Series B Preferred Stock at a purchase price equal to 100% of the liquidation preference of the Series B Preferred Stock to be purchased plus accumulated and unpaid dividends (including additional dividends, if any) to, but not including, the fundamental change purchase date.

On or before the tenth trading day after the occurrence of a fundamental change, we will provide to all holders of Series B Preferred Stock and the transfer agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state:

•	the events constituting the fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the purchase price;

•	the purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustment to the conversion rate that will result from the fundamental change;

•	that Series B Preferred Stock with respect to which a purchase notice is given by the holder may be converted, only if the purchase notice has been properly withdrawn; and

•	the procedures that a holder must follow to exercise the purchase rights.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or through such other public medium as we may use at that time and publish such information on our corporate website.

To exercise the purchase right, a holder must deliver, on or before the twentieth trading day after the date of our notice of a fundamental change (subject to extension to comply with applicable law), the Series B Preferred Stock to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the Series B Preferred Stock duly completed, to the paying agent. The purchase notice must state:

•	the relevant purchase date;

•	the portion of the liquidation preference of Series B Preferred Stock to be purchased, in integral multiples of $50.00 .00; and

•	that the Series B Preferred Stock is to be purchased by us pursuant to the applicable provisions of the Series B Preferred Stock. If the Series B Preferred Stock is not in certificated form, a holder’s purchase notice must comply with applicable DTC procedures.

A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the trading day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the liquidation preference of the withdrawn Series B Preferred Stock, in integral multiples of $50.00.00;

•	if certificates representing Series B Preferred Stock have been issued, the certificate numbers of the withdrawn Series B Preferred Stock; and

•	the liquidation preference, if any, which remains subject to the purchase notice.

If the Series B Preferred Stock is not in certificated form, a holder’s notice of withdrawal must comply with applicable DTC procedures.

We will be required to purchase the Series B Preferred Stock no later than 35 trading days after the date of our notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. A holder will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or delivery of the Series B Preferred Stock. If the paying agent holds cash sufficient to pay the fundamental change purchase price of the Series B Preferred Stock on the trading day following the fundamental change purchase date, then:

•	the Series B Preferred Stock will cease to be outstanding and dividends (including additional dividends, if any) will cease to accumulate (whether or not book-entry transfer of the Series B Preferred Stock is made or whether or not the Series B Preferred Stock certificate is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price upon delivery or transfer of the Series B Preferred Stock).

A “fundamental change” will be deemed to have occurred if any of the following occurs:

1. We consolidate with or merge with or into any person or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to any person, or any person consolidates with or merges into or with us, in any such event pursuant to a transaction in which our outstanding voting shares are changed into or exchanged for cash, securities or other property, other than (a) any such transaction where our outstanding voting shares are not changed or exchanged at all (except to the extent necessary to reflect a change in our jurisdiction of formation), or (b) where (i) our outstanding voting shares are changed into or exchanged for cash, securities and other property (other than equity interests of the surviving person) and (ii) our shareholders immediately before such transaction own, directly or indirectly, immediately following such transaction, more than 50% of the total outstanding voting stock of the surviving person; or

2. We are liquidated or dissolved or adopt a plan of liquidation or dissolution.

However, notwithstanding the foregoing, a fundamental change will not be deemed to have occurred if:

in the case of a merger or consolidation described in clause 1 above, at least 90% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights, consists of Common Stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change) and as a result of such transaction or transactions the Series B Preferred Stock becomes convertible solely into such Common Stock, excluding cash payments for fractional shares.

For purposes of the foregoing, “voting shares” means shares of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation (irrespective of whether or not at the time shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of Delaware, which govern the Series B Preferred Stock, and our formation. Accordingly, a holder’s ability to require us to repurchase our Series B Preferred Stock as a result of a conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

In connection with a fundamental change purchase, we will comply with all U.S. federal and state securities laws in connection with any offer by us to purchase the Series B Preferred Stock.

This fundamental change purchase feature may make more difficult or discourage a party from taking over our company and removing incumbent management. However, we are not aware of any specific effort to accumulate our capital shares with the intent to obtain control of our company by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between our company and the initial purchasers.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect a holder of Series B Preferred Stock. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, and to satisfy our obligation to purchase the Series B Preferred Stock upon a fundamental change.

Our ability to purchase Series B Preferred Stock upon the occurrence of a fundamental change is subject to important limitations. If a fundamental change were to occur, we may not have sufficient funds, or be able to arrange financing, to pay the fundamental change purchase price for the Series B Preferred Stock tendered by holders. In addition, we may in the future incur debt that has similar fundamental change provisions that permit holders of such debt to accelerate or require us to purchase such debt upon the occurrence of events similar to a fundamental change. In addition, our ability to repurchase Series B Preferred Stock for cash is subject to legally available funds and may be limited by restrictions on our ability to obtain the requisite cash.

We will not be required to make an offer to purchase the Series B Preferred Stock upon a fundamental change if a third party (1) makes an offer to purchase the Series B Preferred Stock in the manner, at the times and otherwise in compliance with the requirements applicable to an offer made by us to purchase Series B Preferred Stock upon a fundamental change and (2) purchases all of the Series B Preferred Stock validly delivered and not withdrawn under such offer to purchase Series B Preferred Stock.

Notices

When we are required to give notice to holders of our Series B Preferred Stock by issuing a press release, rather than directly to holders, we will do so in a public medium that is customary for such press release. In such cases, however, publication of a press release through the Dow Jones News Service or Bloomberg Business News will be considered sufficient to comply with such notice obligation.

When we are required to give notice to holders of our Series B Preferred Stock within a specified number of trading days prior to a specified event, we will identify such trading days in good faith based on the definition of trading days set forth above. Any notice issued in reliance on such identification will satisfy our obligation with respect to the timing of such notice, notwithstanding any subsequent events that may cause such days to fail to be trading days.

SEC Reports

Whether or not we are required to file reports with the SEC, if any shares of our Series B Preferred Stock are outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act. See “Where You Can Find More Information.” We will supply each holder of our Series B Preferred Stock, upon request, without cost to such holder, copies of such reports or other information.

DESCRIPTION OF THE SERIES C PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our Series C Preferred Stock. A copy of the certificate of designation and the form of Series C Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of our Series C Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “Company,” “us,” “we” or “our” refer to Goodrich Petroleum Corporation and not any of its subsidiaries.

The Series C Preferred Stock is a single series of authorized preferred stock consisting of 4,600 shares. Our restated certificate of incorporation permits us to authorize the issuance of up to 10,000,000 shares of preferred stock, in one or more classes or series without stockholder action. We may from time to time, without notice to or the consent of holders of the Series C Preferred Stock, issue equity securities that rank equally with or junior to the Series C Preferred Stock. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of our Series E Preferred Stock is American Stock Transfer and Trust Company, LLC.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series C Preferred Stock (the “Series C Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series C Preferred Stock for newly issued shares of our Common Stock (the “Series C Exchange Offer”) to cause all of the outstanding shares of Series C Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 4.449 shares of Common Stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series C Exchange Offer. If the Series C Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series C Preferred Stock into Common Stock. There can be no assurance that the Series C Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series C Preferred Stock.

Dividends

Dividends on the Series C Preferred Stock are payable when, as and if declared by our board of directors out of funds legally available, at a rate per annum equal to 10.00% of the $25,000.00 liquidation preference per preferred share (equivalent to an annual rate of $2,500.00 per preferred share, or an annual rate of $2.50 per depositary share).

Dividends on the Series C Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, a “dividend payment date”), beginning June 15, 2013, when, as and if declared by our board of directors. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. The amount of dividends payable for the initial dividend period and any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period.

Dividends on the Series C Preferred Stock are cumulative from April 10, 2013. The initial dividend on the Series C Preferred Stock for the first dividend period is expected to be $451.39 per preferred share ($0.45139 per depositary share) and will be payable, when and if declared, on June 15, 2013.

The Series C Preferred Stock ranks senior to our Common Stock with respect to the payment of dividends to the extent provided in the certificate of designation. Unless dividends have been declared and paid or declared and set apart for payment on the Series C Preferred Stock for the then-current quarterly dividend period and all past quarterly dividend periods:

•	no dividends (other than dividends in shares of our Common Stock or other shares of our capital stock ranking junior to our Series C Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up) may be declared or paid or set aside for payment, and no other distribution may be declared or made, upon our Common Stock or any of our other capital stock ranking junior to or on parity with our Series C Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up; and

•	no shares of our Common Stock or any other shares of our capital stock ranking junior to or on parity with our Series C Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us, except by conversion into or exchange for other shares ranking junior to our Series C Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up.

Our board of directors, or a duly authorized committee thereof, may, in its discretion, choose to pay dividends on the Series C Preferred Stock without the payment of any dividends on our junior shares (defined below). No dividends may be declared or paid or set apart for payment on any Series C Preferred Stock if at the same time any arrears exist or default exists in the payment of dividends on any outstanding series of our senior shares (defined below).

When dividends are not paid (or duly provided for) on any dividend payment date (or, in the case of parity shares (as defined below) having dividend payment dates different from the dividend payment dates pertaining to the Series C Preferred Stock, on a dividend payment date falling within the related dividend period (as defined below) for the Series C Preferred Stock) in full upon the Series C Preferred Stock or any parity shares, all dividends declared upon the Series C Preferred Stock and all such parity shares payable on such dividend payment date (or, in the case of parity shares having dividend payment dates different from the dividend payment dates pertaining to the Series C Preferred Stock, on a dividend payment date falling within the related dividend period for the Series C Preferred Stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accumulated unpaid dividends per share on the Series C Preferred Stock and all parity shares payable on such dividend payment date (or in the case of non-cumulative parity shares, unpaid dividends for the then-current dividend period (whether or not declared) and in the case of parity shares having dividend payment dates different from the dividend payment dates pertaining to the Series C Preferred Stock, on a dividend payment date falling within the related dividend period for the Series C Preferred Stock) bear to each other.

For so long as any shares of our Series B Convertible Preferred Stock remain outstanding, no dividends or other distributions (other than a dividend or distribution payable solely in parity shares or junior shares (as defined below) in the case of parity shares, or junior shares in the case of junior shares, and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, the Series C Preferred Stock or any parity shares or junior shares, nor may any Series C Preferred Stock or any parity shares or junior shares be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any parity shares or junior shares) by us or on our behalf (except by conversion into or exchange for shares of parity shares or junior shares (as defined below) in the case of Series C Preferred Stock or parity shares, or junior shares in the case of junior shares, and cash in lieu of fractional shares) unless, in each of the foregoing instances, all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of Common Stock sufficient for the payment thereof is set apart for such payment, on our Series B Convertible Preferred Stock and all other parity shares for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on our Series C Preferred Stock, Series B Convertible Preferred Stock and all other parity shares, dividends may be declared and paid on our Series C Preferred Stock, Series B Convertible Preferred Stock and all other parity shares so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on our Series C Preferred Stock, Series B Convertible Preferred Stock and all other parity shares will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of our Series C Preferred Stock, Series B Convertible Preferred Stock and such other parity shares bear to each other.

A “dividend period” is the period from and including a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the shares of Series C Preferred Stock.

Ranking

The Series C Preferred Stock ranks senior to our Common Stock and any other equity securities that we may issue in the future ranking, as to the payment of dividends, junior to the Series C Preferred Stock (together with our Common Stock, “junior shares”) with respect to payment of dividends and distribution of our assets upon our liquidation, dissolution or winding up.

The Series C Preferred Stock ranks on parity with our Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock and with any of our equity securities, including preferred stock, that we may issue in the future, the terms of which provide that such securities will rank equally with the Series C Preferred Stock with respect to payment of dividends and distribution of our assets upon our liquidation, dissolution or winding up (“parity shares”).

The Series C Preferred Stock ranks junior to (i) all of our existing and future indebtedness and (ii) any of our equity securities, including preferred stock, that we may issue in the future, the terms of which provide that such securities will rank senior to the Series C Preferred Stock with respect to payment of dividends and distribution of our assets upon our liquidation, dissolution or winding up (such equity securities, “senior shares”). We currently have no senior shares outstanding. While any Series C Preferred Stock are outstanding, we may not authorize or create any class or series of senior shares without the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series C Preferred Stock and all other series of voting preferred stock (defined below), acting as a single class. See “— Voting Rights” below for a discussion of the voting rights applicable if we seek to create any class or series of senior shares.

Maturity

The shares of Series C Preferred Stock do not have a maturity date, and we are not required to redeem or repurchase the Series C Preferred Stock. Accordingly, the Series C Preferred Stock will remain outstanding indefinitely unless we decide to redeem or repurchase them.

Optional Redemption

We may not redeem the Series C Preferred Stock prior to April 10, 2018 except as provided below under “— Change of Control Redemption.” At any time or from time to time on or after April 10, 2018 we may, at our option, redeem the Series C Preferred Stock, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at a price of $25,000.00 per share of Series C Preferred Stock ($25.00 per depositary share) plus accumulated and unpaid dividends (whether or not declared), if any, to, but excluding, the redemption date. If we choose to redeem less than all of the Series C Preferred Stock, we will either determine the Series C Preferred Stock to be redeemed by lot or pro rata. Once proper notice has been given and so long as funds sufficient to pay the redemption price for all of the Series C Preferred Stock called for redemption have been set aside for payment, from and after the redemption date, dividends on the Series C Preferred Stock called for redemption will cease to accrue and such Series C Preferred Stock called for redemption will no longer be deemed outstanding, and all rights of the holders thereof will cease other than the right to receive the redemption price, without interest.

Holders of the Series C Preferred Stock will have no right to require the redemption of the Series C Preferred Stock.

Change of Control Redemption

Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series C Preferred Stock, in whole or in part within 90 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25,000.00 per preferred share ($25.00 per depositary share), plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

A “Change of Control” is when, after the initial delivery of the Series C Preferred Stock, each of the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series C Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem the Series C Preferred Stock as described under “— Optional Redemption,” or “— Change of Control Redemption” in which case such holder will only have the right with respect to the shares of Series C Preferred Stock not called for redemption (unless we default in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series C Preferred Stock subject to such default in payment)) to convert some or all of the Series C Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our Common Stock per share of Series C Preferred Stock (the “Common Stock Conversion Consideration”), which is equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25,000.00 liquidation preference per preferred share ($25.00 per depositary share) plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series C Preferred Stock dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (such quotient, the “Conversion Rate”); and

•	the Share Cap, subject to certain adjustments described below.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our Common Stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 13,486,160 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series C Preferred Stock is exercised, not to exceed 15,509,084 shares of Common Stock in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustments to the Share Cap.

In the case of a Change of Control pursuant to which our Common Stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series C Preferred Stock will receive upon conversion of such Series C Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of our Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of our Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

We will not issue fractional shares of Common Stock upon the conversion of the Series C Preferred Stock. Instead, we will pay the cash value of such fractional shares.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of Series C Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date on which the holders of Series C Preferred Stock may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Stock Price;

•	the Change of Control Conversion Date;

•	that if, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem all or any portion of the Series C Preferred Stock, holders will not be able to convert Series C Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right (unless we default in payment of the redemption price and all accumulated and unpaid dividends);

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series C Preferred Stock;

•	the name and address of the paying agent and the conversion agent;

•	the procedures that the holders of Series C Preferred Stock must follow to exercise the Change of Control Conversion Right; and

•	the last date on which holders of Series C Preferred Stock may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series C Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series C Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing Series C Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent, or, in the case of Series C Preferred Stock held in global form, comply with the applicable procedures of DTC. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number of shares of Series C Preferred Stock to be converted; and

•	that the Series C Preferred Stock is to be converted pursuant to the applicable provisions of the Series C Preferred Stock.

The “Change of Control Conversion Date” is the date the Series C Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series C Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of our Common Stock is solely cash, the amount of cash consideration per share of our Common Stock or (ii) if the consideration to be received in the Change of Control by holders of our Common Stock is other than solely cash (x) the average of the closing sale prices per share of our Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our Common Stock is then traded, or (y) the average of the last quoted bid prices for our Common Stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our Common Stock is not then listed for trading on a U.S. securities exchange.

Holders of Series C Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

•	the number of withdrawn shares of Series C Preferred Stock;

•	if certificated Series C Preferred Stock has been issued, the certificate numbers of the withdrawn shares of Series C Preferred Stock; and

•	the number of shares of Series C Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the Series C Preferred Stock is held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.

Shares of Series C Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem such Series C Preferred Stock. If we elect to redeem Series C Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series C Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25,000.00 per preferred share ($25.00 per depositary share), plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

We will deliver amounts owing upon conversion no later than the third business day following the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Series C Preferred Stock into shares of our Common Stock or other property.

The Change of Control conversion feature may make it more difficult for a party to take over our company or discourage a party from taking over us.

Except as provided above in connection with a Change of Control, the Series C Preferred Stock is not convertible into or exchangeable for any other securities or property.

Voting Rights

Except as indicated below, the holders of the Series C Preferred Stock have no voting rights.

If and whenever six quarterly dividends (whether or not consecutive) payable on the Series C Preferred Stock or six quarterly dividends (whether or not consecutive) payable on any other parity shares are in arrears, in each case, whether or not earned or declared, the number of directors then constituting our board of directors will be increased by two and the holders of the Series C Preferred Stock, voting together as a single class with the holders of any other series of parity shares upon which like voting rights have been conferred and are exercisable, including our Series B Convertible Preferred Stock (any such other series, the “voting preferred stock”), will have the right to elect these two additional directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Series C Preferred Stock and such voting preferred stock and at each subsequent annual meeting of stockholders until all such dividends and distributions for the then current quarterly period on the Series C Preferred Stock and such other voting preferred stock have been paid or declared and set aside for payment. Whenever all arrears in dividends on the Series C Preferred Stock and the voting preferred stock then outstanding have been paid and full dividends on the Series C Preferred Stock and the voting preferred stock for the then current quarterly dividend period have been paid in full or declared and set apart for payment in full, then the right of the holders of the Series C Preferred Stock and the voting preferred stock to elect these two additional directors will cease, the terms of office of these two directors will forthwith terminate and the number of directors constituting our board of directors will be reduced accordingly. However, the right of the holders of the Series C Preferred Stock and the voting preferred stock to elect two additional directors will again vest if and whenever six quarterly dividends are in arrears, as described above.

The approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series C Preferred Stock, voting separately as a class, either at a meeting of stockholders or by written consent, is required in order:

(i)	to amend, alter or repeal any provisions of our restated certificate of incorporation or the share designation relating to the Series C Preferred Stock, whether by merger, consolidation or otherwise, to affect materially and adversely the rights, preferences, privileges or voting powers of the holders of the Series C Preferred Stock, or

(ii)	to authorize, create or increase the authorized amount of, any class or series of beneficial interest having rights senior to the Series C Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

For purposes of the foregoing voting requirements, neither of the following shall be deemed to materially and adversely affect the rights, preferences or voting powers of the Series C Preferred Stock:

•	the amendment of provisions of the charter so as to authorize or create or to increase the authorized amount of, any junior shares or any parity shares; nor

•	any filing with the Delaware Secretary of State by us, including in connection with a merger, consolidation or otherwise, in which (1) we are the surviving entity and the Series C Preferred Stock remains outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series C Preferred Stock for other preferred equity or shares having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series C Preferred Stock (except for changes that do not materially and adversely affect the Series C Preferred Stock); or (3) upon effectiveness of such merger, consolidation or other transaction giving rise to the filing (and if such effectiveness occurs before April 10, 2018, a Change of Control shall have occurred on or prior to such effectiveness), the Series C Preferred Holders will be entitled to receive in exchange for their Series C Preferred Stock without further action by such holder cash consideration equal to the redemption price described under “— Optional Redemption” above including all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of such effectiveness and funds sufficient to pay the redemption price for all shares of Series C Preferred Stock will be set aside for payment.

The above voting provisions will not apply with respect to shares of Series C Preferred Stock if, at or before the time when the act with respect to which the vote would otherwise be required is effected, such outstanding shares of Series C Preferred Stock either are subject to (1) a notice of redemption pursuant to the provisions described under “— Optional Redemption” or “— Change of Control Redemption” above and funds sufficient to pay the applicable redemption price, including accumulated and unpaid dividends, for all of such shares of Series C Preferred Stock called for redemption have been set aside for payment or (2) a Change of Control Conversion Right which has been properly exercised and not withdrawn.

When the Series C Preferred Stock is entitled to vote, such shares are entitled to one vote per share. Because each depositary share represents a 1/1000th interest in a share of Series C Preferred Stock, holders of depositary receipts will be entitled to 1/1000th of a vote per depositary share under those limited circumstances in which holders of the Series C Preferred Stock are entitled to a vote. In any matter in which the Series C Preferred Stock may vote as a single class with any other series of our preferred stock including our Series B Convertible Preferred Stock (as described in this prospectus supplement or as may be required by law), each share of Series C Preferred Stock shall be entitled to one vote per $50.00 .00 of stated liquidation preference. Accordingly, in those situations where the Series C Preferred Stock votes with any other series of our preferred stock, including our Series B Convertible Stock which has a stated liquidation preference of $50.00 .00 per share, and assuming a stated liquidation preference of the Series C Preferred Stock of $25,000.00, then each share of the Series C Preferred Stock would be entitled to 500 votes (one-half of a vote per depositary share).

However, we may create additional series or classes of parity shares and junior shares, increase the authorized number of shares of parity shares (including the Series C Preferred Stock) and junior shares and issue additional series of parity shares and junior shares without the consent of any holder of the Series C Preferred Stock.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, you, as a holder of our Series C Preferred Stock, will be entitled to receive out of our assets available for distribution to stockholders (after payment or provision for all of our debts and other liabilities and subject to the preferential rights of the holders of any future series of preferred stock ranking senior to the Series C Preferred Stock with respect to the distribution of assets upon our liquidation, dissolution or winding up (the establishment of which series of preferred stock shall be subject to the provisions under “— Voting Rights” above)) a liquidation preference of $25,000.00 per preferred share ($25.00 per depositary share) in cash (or property having a fair market value as determined by our board of directors valued at $25,000.00 per preferred share ($25.00 per depositary share)) plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of our capital stock ranking junior to our Series C Preferred Stock as to liquidation rights.

If upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to make full payment to holders of our Series C Preferred Stock and any other shares of our preferred stock ranking on parity with our Series C Preferred Stock as to liquidation rights, then holders of our Series C Preferred Stock and holders of shares of such preferred stock ranking on parity with our Series C Preferred Stock as to liquidation rights will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Written notice of any such liquidation, dissolution or winding up, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances will be payable, will be given to you by first-class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, at your address as it appears on our stock transfer records (or, in the case of Series C Preferred Stock held in global form, in accordance with applicable procedures of DTC).

After payment of the full amount of the liquidating dividends to which you are entitled on your shares of Series C Preferred Stock, you will not have any right or claim to any of our remaining assets with respect to such shares of Series C Preferred Stock.

Our consolidation or merger with or into another entity, the merger of another entity with or into us, or the sale, lease or conveyance of all or substantially all of our property or business will, in each case, not be deemed to constitute a liquidation, dissolution or winding up of our affairs for purposes of the liquidation rights of our Series C Preferred Stock.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any Series C Preferred Stock is outstanding, we will (1) transmit by mail or otherwise provide (or by other permissible means under the Exchange Act) to all holders of Series C Preferred Stock and holders of depositary shares as their names and addresses appear in our record books (or otherwise in accordance with the applicable procedures of DTC) and, without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits, including certifications, that would have been required) and (2) promptly, upon request, provide copies of such reports to any prospective holder of Series C Preferred Stock or depositary shares. In such case, we will mail (or otherwise provide) the information to the holders of Series C Preferred Stock or depositary shares within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if we were subject to Section 13 or 15(d) of the Exchange Act.

DESCRIPTION OF THE SERIES D PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our Series D Preferred Stock. A copy of the certificate of designation and the form of Series D Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of our Series D Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “Company,” “us,” “we” or “our” refer to Goodrich Petroleum Corporation and not any of its subsidiaries.

The Series D Preferred Stock is a single series of authorized preferred stock consisting of 5,520 shares. Our restated certificate of incorporation permits us to authorize the issuance of up to 10,000,000 shares of preferred stock, in one or more classes or series without stockholder action. We may from time to time, without notice to or the consent of holders of the Series D Preferred Stock, issue equity securities that rank equally with or junior to the Series D Preferred Stock. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of our Series E Preferred Stock is American Stock Transfer and Trust Company, LLC.

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series D Preferred Stock (the “Series D Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series D Preferred Stock for newly issued shares of our Common Stock (the “Series D Exchange Offer”) to cause all of the outstanding shares of Series D Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 4.449 shares of Common Stock per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $5.62 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series D Exchange Offer. If the Series D Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series D Preferred Stock into Common Stock. There can be no assurance that the Series D Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series D Preferred Stock.

Dividends

Dividends on the Series D Preferred Stock are payable when, as and if declared by our board of directors out of funds legally available, at a rate per annum equal to 9.75% of the $25,000.00 liquidation preference per preferred share (equivalent to an annual rate of $2,437.50 per preferred share, or an annual rate of $2.4375 per depositary share).

Dividends on the Series D Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, a “dividend payment date”), beginning December 15, 2013, when, as and if declared by our board of directors. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. The amount of dividends payable for the initial dividend period and any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period.

Dividends on the Series D Preferred Stock are cumulative from August 19, 2013. The initial dividend on the Series D Preferred Stock for the first dividend period is expected to be $785.42 per preferred share ($0.78542 per depositary share) and will be payable, when and if declared, on December 15, 2013.

The Series D Preferred Stock ranks senior to our Common Stock with respect to the payment of dividends to the extent provided in the certificate of designation. Unless dividends have been declared and paid or declared and set apart for payment on the Series D Preferred Stock for the then-current quarterly dividend period and all past quarterly dividend periods:

•	no dividends (other than dividends in shares of our Common Stock or other shares of our capital stock ranking junior to our Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up) may be declared or paid or set aside for payment, and no other distribution may be declared or made, upon our Common Stock or any of our other capital stock ranking junior to or on parity with our Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up; and

•	no shares of our Common Stock or any other shares of our capital stock ranking junior to or on parity with our Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us, except by conversion into or exchange for other shares ranking junior to our Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up.

Our board of directors, or a duly authorized committee thereof, may, in its discretion, choose to pay dividends on the Series D Preferred Stock without the payment of any dividends on our junior shares (defined below). No dividends may be declared or paid or set apart for payment on any Series D Preferred Stock if at the same time any arrears exist or default exists in the payment of dividends on any outstanding series of our senior shares (defined below).

When dividends are not paid (or duly provided for) on any dividend payment date (or, in the case of parity shares (as defined below) having dividend payment dates different from the dividend payment dates pertaining to the Series D Preferred Stock, on a dividend payment date falling within the related dividend period (as defined below) for the Series D Preferred Stock) in full upon the Series D Preferred Stock or any parity shares, all dividends declared upon the Series D Preferred Stock and all such parity shares payable on such dividend payment date (or, in the case of parity shares having dividend payment dates different from the dividend payment dates pertaining to the Series D Preferred Stock, on a dividend payment date falling within the related dividend period for the Series D Preferred Stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accumulated unpaid dividends per share on the Series D Preferred Stock and all parity shares payable on such dividend payment date (or in the case of non-cumulative parity shares, unpaid dividends for the then-current dividend period (whether or not declared) and in the case of parity shares having dividend payment dates different from the dividend payment dates pertaining to the Series D Preferred Stock, on a dividend payment date falling within the related dividend period for the Series D Preferred Stock) bear to each other.

For so long as any shares of our Series B Convertible Preferred Stock or our Series C Preferred Stock remain outstanding, no dividends or other distributions (other than a dividend or distribution payable solely in parity shares or junior shares (as defined below) in the case of parity shares, or junior shares in the case of junior shares, and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, the Series D Preferred Stock or any parity shares or junior shares, nor may any Series D Preferred Stock or any parity shares or junior shares be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any parity shares or junior shares) by us or on our behalf (except by conversion into or exchange for shares of parity shares or junior shares (as defined below) in the case of Series D Preferred Stock or parity shares, or junior shares in the case of junior shares, and cash in lieu of fractional shares) unless, in each of the foregoing instances, all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of Common Stock sufficient for the payment thereof is set apart for such payment, on our Series B Convertible Preferred Stock and our Series C Preferred Stock

and all other parity shares for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on our Series D Preferred Stock, Series C Preferred Stock, Series B Convertible Preferred Stock and all other parity shares, dividends may be declared and paid on our Series D Preferred Stock, Series C Preferred Stock, Series B Convertible Preferred Stock and all other parity shares so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on our Series D Preferred Stock, Series C Preferred Stock, Series B Convertible Preferred Stock and all other parity shares will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of our Series D Preferred Stock, Series C Preferred Stock, Series B Convertible Preferred Stock and such other parity shares bear to each other.

A “dividend period” is the period from and including a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the shares of Series D Preferred Stock.

Ranking

The Series D Preferred Stock ranks senior to our Common Stock and any other equity securities that we may issue in the future ranking, as to the payment of dividends, junior to the Series D Preferred Stock (together with our Common Stock, “junior shares”) with respect to payment of dividends and distribution of our assets upon our liquidation, dissolution or winding up.

The Series D Preferred Stock ranks on parity with our Series B Convertible Preferred Stock, our Series C Preferred Stock and our Series E Preferred Stock and with any of our equity securities, including preferred stock, that we may issue in the future, the terms of which provide that such securities will rank equally with the Series D Preferred Stock with respect to payment of dividends and distribution of our assets upon our liquidation, dissolution or winding up (“parity shares”).

The Series D Preferred Stock ranks junior to (i) all of our existing and future indebtedness and (ii) any of our equity securities, including preferred stock, that we may issue in the future, the terms of which provide that such securities will rank senior to the Series D Preferred Stock with respect to payment of dividends and distribution of our assets upon our liquidation, dissolution or winding up (such equity securities, “senior shares”). We currently have no senior shares outstanding. While any Series D Preferred Stock are outstanding, we may not authorize or create any class or series of senior shares without the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series D Preferred Stock and all other series of voting preferred stock (defined below), acting as a single class. See “— Voting Rights” below for a discussion of the voting rights applicable if we seek to create any class or series of senior shares.

Maturity

The shares of Series D Preferred Stock do not have a maturity date, and we are not required to redeem or repurchase the Series D Preferred Stock. Accordingly, the Series D Preferred Stock will remain outstanding indefinitely unless we decide to redeem or repurchase them.

Optional Redemption

We may not redeem the Series D Preferred Stock prior to August 19, 2018 except as provided below under “— Change of Control Redemption.” At any time or from time to time on or after August 19, 2018 we may, at our option, redeem the Series D Preferred Stock, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at a price of $25,000.00 per share of Series D Preferred Stock ($25.00 per depositary share) plus accumulated and unpaid dividends (whether or not declared), if any, to, but excluding, the redemption date. If we choose to redeem less than all of the Series D Preferred Stock, we will either determine the Series D Preferred Stock to be redeemed by lot or pro rata. Once proper notice has been given and so long as funds sufficient to pay the redemption price for all of the Series D Preferred Stock called for redemption have been set aside for payment, from and after the redemption date, dividends on the Series D Preferred Stock called for redemption will cease to accrue and such Series D Preferred Stock called for redemption will no longer be deemed outstanding, and all rights of the holders thereof will cease other than the right to receive the redemption price, without interest.

Holders of the Series D Preferred Stock have no right to require the redemption of the Series D Preferred Stock.

Change of Control Redemption

Upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series D Preferred Stock, in whole or in part within 90 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25,000.00 per preferred share ($25.00 per depositary share), plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

A “Change of Control” is when, after the initial delivery of the Series D Preferred Stock, each of the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our stock entitling that person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights

Upon the occurrence of a Change of Control, each holder of Series D Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem the Series D Preferred Stock as described under “— Optional Redemption,” or “— Change of Control Redemption” in which case such holder will only have the right with respect to the shares of Series D Preferred Stock not called for redemption (unless we default in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series D Preferred Stock subject to such default in payment)) to convert some or all of the Series D Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our Common Stock per share of Series D Preferred Stock (the “Common Stock Conversion Consideration”), which is equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25,000.00 liquidation preference per preferred share ($25.00 per depositary share) plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series D Preferred Stock dividend payment and prior to the corresponding Series D Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (such quotient, the “Conversion Rate”); and

•	the Share Cap, subject to certain adjustments described below.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our Common Stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 11,029,392 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series D Preferred Stock is exercised, not to exceed 12,683,801 shares of Common Stock in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustments to the Share Cap.

In the case of a Change of Control pursuant to which our Common Stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series D Preferred Stock will receive upon conversion of such Series D Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of our Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of our Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

We will not issue fractional shares of Common Stock upon the conversion of the Series D Preferred Stock. Instead, we will pay the cash value of such fractional shares.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of Series D Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date on which the holders of Series D Preferred Stock may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Common Stock Price;

•	the Change of Control Conversion Date;

•	that if, prior to the Change of Control Conversion Date, we have provided or provide irrevocable notice of our election to redeem all or any portion of the Series D Preferred Stock, holders will not be able to convert Series D Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right (unless we default in payment of the redemption price and all accumulated and unpaid dividends);

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series D Preferred Stock;

•	the name and address of the paying agent and the conversion agent;

•	the procedures that the holders of Series D Preferred Stock must follow to exercise the Change of Control Conversion Right; and

•	the last date on which holders of Series D Preferred Stock may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series D Preferred Stock.

To exercise the Change of Control Conversion Right, the holders of Series D Preferred Stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing Series D Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent, or, in the case of Series D Preferred Stock held in global form, comply with the applicable procedures of DTC. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number of shares of Series D Preferred Stock to be converted; and

•	that the Series D Preferred Stock is to be converted pursuant to the applicable provisions of the Series D Preferred Stock.

The “Change of Control Conversion Date” is the date the Series D Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series D Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of our Common Stock is solely cash, the amount of cash consideration per share of our Common Stock or (ii) if the consideration to be received in the Change of Control by holders of our Common Stock is other than solely cash (x) the average of the closing sale prices per share of our Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our Common Stock is then traded, or (y) the average of the last quoted bid prices for our Common Stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our Common Stock is not then listed for trading on a U.S. securities exchange.

Holders of Series D Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

•	the number of withdrawn shares of Series D Preferred Stock;

•	if certificated Series D Preferred Stock has been issued, the certificate numbers of the withdrawn shares of Series D Preferred Stock; and

•	the number of shares of Series D Preferred Stock, if any, which remain subject to the conversion notice.

Notwithstanding the foregoing, if the Series D Preferred Stock is held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.

Shares of Series D Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem such Series D Preferred Stock. If we elect to redeem Series D Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such Series D Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25,000.00 per preferred share ($25.00 per depositary share), plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

We will deliver amounts owing upon conversion no later than the third business day following the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Series D Preferred Stock into shares of our Common Stock or other property.

The Change of Control conversion feature may make it more difficult for a party to take over our company or discourage a party from taking over us.

Except as provided above in connection with a Change of Control, the Series D Preferred Stock is not convertible into or exchangeable for any other securities or property.

Voting Rights

Except as indicated below, the holders of the Series D Preferred Stock have no voting rights.

If and whenever six quarterly dividends (whether or not consecutive) payable on the Series D Preferred Stock or six quarterly dividends (whether or not consecutive) payable on any other parity shares are in arrears, in each case, whether or not earned or declared, the number of directors then constituting our board of directors will be increased by two and the holders of the Series D Preferred Stock, voting together as a single class with the holders of any other series of parity shares upon which like voting rights have been conferred and are exercisable, including our Series B Convertible Preferred Stock (any such other series, the “voting preferred stock”), will have the right to elect these two additional directors at an annual meeting of stockholders or a properly called special meeting of the holders of the Series D Preferred Stock and such voting preferred stock and at each subsequent annual meeting of stockholders until all such dividends and distributions for the then current quarterly period on the Series D Preferred Stock and such other voting preferred stock have been paid or declared and set aside for payment. Whenever all arrears in dividends on the Series D Preferred Stock and the voting preferred stock then outstanding have been paid and full dividends on the Series D Preferred Stock and the voting preferred stock for the then current quarterly dividend period have been paid in full or declared and set apart for payment in full, then the right of the holders of the Series D Preferred Stock and the voting preferred stock to elect these two additional directors will cease, the terms of office of these two directors will forthwith terminate and the number of directors constituting our board of directors will be reduced accordingly. However, the right of the holders of the Series D Preferred Stock and the voting preferred stock to elect two additional directors will again vest if and whenever six quarterly dividends are in arrears, as described above.

The approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series D Preferred Stock, voting separately as a class, either at a meeting of stockholders or by written consent, is required in order:

(i)	to amend, alter or repeal any provisions of our restated certificate of incorporation or the share designation relating to the Series D Preferred Stock, whether by merger, consolidation or otherwise, to affect materially and adversely the rights, preferences, privileges or voting powers of the holders of the Series D Preferred Stock, or

(ii)	to authorize, create or increase the authorized amount of, any class or series of beneficial interest having rights senior to the Series D Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

For purposes of the foregoing voting requirements, neither of the following shall be deemed to materially and adversely affect the rights, preferences or voting powers of the Series D Preferred Stock:

•	the amendment of provisions of the charter so as to authorize or create or to increase the authorized amount of, any junior shares or any parity shares; nor

•	any filing with the Delaware Secretary of State by us, including in connection with a merger, consolidation or otherwise, in which (1) we are the surviving entity and the Series D Preferred Stock remains outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series D Preferred Stock for other preferred equity or shares having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series D Preferred Stock (except for changes that do not materially and adversely affect the Series D Preferred Stock); or (3) upon effectiveness of such merger, consolidation or other transaction giving rise to the filing (and if such effectiveness occurs before , 2018, a Change of Control shall have occurred on or prior to such effectiveness), the Series D Preferred Holders will be entitled to receive in exchange for their Series D Preferred Stock without further action by such holder cash consideration equal to the redemption price described under “— Optional Redemption” above including all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of such effectiveness and funds sufficient to pay the redemption price for all shares of Series D Preferred Stock will be set aside for payment.

The above voting provisions will not apply with respect to shares of Series D Preferred Stock if, at or before the time when the act with respect to which the vote would otherwise be required is effected, such outstanding shares of Series D Preferred Stock either are subject to (1) a notice of redemption pursuant to the provisions described under “— Optional Redemption” or “— Change of Control Redemption” above and funds sufficient to pay the applicable redemption price, including accumulated and unpaid dividends, for all of such shares of Series D Preferred Stock called for redemption have been set aside for payment or (2) a Change of Control Conversion Right which has been properly exercised and not withdrawn.

When the Series D Preferred Stock is entitled to vote, such shares are entitled to one vote per share. Because each depositary share represents a 1/1000th interest in a share of Series D Preferred Stock, holders of depositary receipts will be entitled to 1/1000th of a vote per depositary share under those limited circumstances in which holders of the Series D Preferred Stock are entitled to a vote. In any matter in which the Series D Preferred Stock may vote as a single class with any other series of our preferred stock including our Series B Convertible Preferred Stock (as described in this prospectus supplement or as may be required by law), each share of Series D Preferred Stock shall be entitled to one vote per $50.00 .00 of stated liquidation preference. Accordingly, in those situations where the Series D Preferred Stock votes with any other series of our preferred stock, including our Series B Convertible Stock which has a stated liquidation preference of $50.00 .00 per share, and assuming a stated liquidation preference of the Series D Preferred Stock of $25,000.00, then each share of the Series D Preferred Stock would be entitled to 500 votes (one-half of a vote per depositary share).

However, we may create additional series or classes of parity shares and junior shares, increase the authorized number of shares of parity shares (including the Series D Preferred Stock) and junior shares and issue additional series of parity shares and junior shares without the consent of any holder of the Series D Preferred Stock.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, you, as a holder of our Series D Preferred Stock, will be entitled to receive out of our assets available for distribution to stockholders (after payment or provision for all of our debts and other liabilities and subject to the preferential rights of the holders of any future series of preferred stock ranking senior to the Series D Preferred Stock with respect to the distribution of assets upon our liquidation, dissolution or winding up (the establishment of which series of preferred stock shall be subject to the provisions under “— Voting Rights” above)) a liquidation preference of $25,000.00 per preferred share ($25.00 per depositary share) in cash (or property having a fair market value as determined by our board of directors valued at $25,000.00 per preferred share ($25.00 per depositary share)) plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of our capital stock ranking junior to our Series D Preferred Stock as to liquidation rights.

If upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to make full payment to holders of our Series D Preferred Stock and any other shares of our preferred stock ranking on parity with our Series D Preferred Stock as to liquidation rights, then holders of our Series D Preferred Stock and holders of shares of such preferred stock ranking on parity with our Series D Preferred Stock as to liquidation rights will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Written notice of any such liquidation, dissolution or winding up, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances will be payable, will be given to you by first-class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, at your address as it appears on our stock transfer records (or, in the case of Series D Preferred Stock held in global form, in accordance with applicable procedures of DTC).

After payment of the full amount of the liquidating dividends to which you are entitled on your shares of Series D Preferred Stock, you will not have any right or claim to any of our remaining assets with respect to such shares of Series D Preferred Stock.

Our consolidation or merger with or into another entity, the merger of another entity with or into us, or the sale, lease or conveyance of all or substantially all of our property or business will, in each case, not be deemed to constitute a liquidation, dissolution or winding up of our affairs for purposes of the liquidation rights of our Series D Preferred Stock.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any Series D Preferred Stock is outstanding, we will (1) transmit by mail or otherwise provide (or by other permissible means under the Exchange Act) to all holders of Series D Preferred Stock and holders of depositary shares as their names and addresses appear in our record books (or otherwise in accordance with the applicable procedures of DTC) and, without cost to such holders, copies of the annual reports on Form 10-K and quarterly reports on Form 10-Q that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits, including certifications, that would have been required) and (2) promptly, upon request, provide copies of such reports to any prospective holder of Series D Preferred Stock or depositary shares. In such case, we will mail (or otherwise provide) the information to the holders of Series D Preferred Stock or depositary shares within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if we were subject to Section 13 or 15 (d) of the Exchange Act.

DESCRIPTION OF THE SERIES E PREFERRED STOCK

The following is a summary of certain provisions of the certificate of designation for our Series E Preferred Stock. A copy of the certificate of designation and the form of Series E Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of our Series E Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms the “Company,” “us,” “we” or “our” refer to Goodrich Petroleum Corporation and not any of its subsidiaries.

General

Our Series E Preferred Stock is fully paid and nonassessable, and any Common Stock issued upon the conversion of our Series E Preferred Stock will be fully paid and nonassessable. The holders of our Series E Preferred Stock have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of our Series E Preferred Stock is American Stock Transfer and Trust Company, LLC.

Our Series E Preferred Stock is subject to the Company Conversion Option, as described below in “— Company Conversion Option,” and the Company Redemption Option, as described below in “— Optional Redemption.”

Our Board of Directors is presently seeking proxies to amend the Certificate of Designation of the Series E Preferred Stock (the “Series E Amendment”) to include a Company conversion option under which the Company shall have the option for 90 days following completion of the Exchange Offer related to our outstanding Series E Preferred Stock for newly issued shares of our Common Stock (the “Series E Exchange Offer”) to cause all of the outstanding shares of Series E Preferred Stock to be automatically converted into that number of shares of our Common Stock that are issuable at the conversion rate of 5.188 shares of Common Stock per $10.00 liquidation preference, which is equivalent to a conversion price of approximately $1.93 per share of Common Stock. This is the same conversion rate that is being offered to participants in the Series E Exchange Offer. If the Series E Amendment is approved, the Company intends to exercise its conversion option, which would have the effect of converting all of the outstanding Series E Preferred Stock into Common Stock. There can be no assurance that the Series E Amendment will receive the requisite approval of the holders of our Common Stock or the holders of our Series E Preferred Stock.

Ranking

Our Series E Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to (i) our Common Stock and (ii) each class of capital stock or series of preferred stock established after the date of initial issuance of our Series E Preferred Stock, which we refer to as the “Issue Date,” the terms of which do not expressly provide that such class or series ranks senior to or on a parity with our Series E Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Junior Stock”);

•	on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with our Series E Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to our Series E Preferred Stock as to dividend rights or rights upon our liquidation, winding up or dissolution (which we refer to collectively as “Senior Stock”).

While any shares of our Series E Preferred Stock are outstanding, we may not authorize or issue, or increase the authorized amount of, any class or series of our Senior Stock or any security convertible into our Senior Stock, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of our Series E Preferred Stock. Without the consent of any holder of our Series E Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “ — Voting Rights” below.

Dividends

Holders of shares of our Series E Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of 10.00% per share on the liquidation preference thereof of $10.00 per share of our Series E Preferred Stock (equivalent to $1.00 per annum per share). We currently expect to pay the initial dividend in Common Stock within 15 days from the issue date of the Series E Preferred Stock. Following the initial dividend, future dividends on our Series E Preferred Stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, a “Dividend Payment Date”), beginning on March 15, 2016, at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. Accumulations of dividends on shares of our Series E Preferred Stock will not bear interest. Dividends payable on our Series E Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividends and distributions (other than dividends payable solely in our Common Stock or other capital stock ranking junior as to dividend rights to our Series E Preferred Stock) may be declared, paid or set apart for payment, and no purchases, redemptions or other acquisitions of shares of our Common Stock or other capital stock ranking junior as to dividend rights may be made unless, in each of the foregoing instances, all accumulated and unpaid dividends (including the full dividend for the then current dividend period) on our Series E Preferred Stock have been paid or declared and set apart for payment.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless, in each of the foregoing instances, all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of Common Stock sufficient for the payment thereof is set apart for such payment, on our Series E Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on our Series E Preferred Stock and any Parity Stock, dividends may be declared and paid on our Series E Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on our Series E Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of our Series E Preferred Stock and such Parity Stock bear to each other. Holders of shares of our Series E Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including our Series E Preferred Stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Delaware law. See “Risk Factors — Risks Related to the Exchange Offers — We are currently unable to pay cash dividends on a new series of preferred stock, including the Series E Preferred Stock. You may not receive funds without selling your shares.”

Method of Payment of Dividends

Dividends on the Series E Preferred Stock may be paid in cash, by delivery of shares of Common Stock, or through any combination of cash and Common Stock. If we elect to make any such payment, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose, in the case of any dividend payment, at 95% of the “Market Value” (as defined below) as determined on the second trading day immediately prior to the record date for such dividend; provided that in no event shall such shares be valued less than $0.70 per share for such purpose. We shall make each dividend payment on the Series E Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of the Common Stock. The Company shall give Holders notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in Common Stock 20 business days prior to the record date for such dividend.

Notwithstanding the foregoing, we will not pay any portion of a dividend on the Series E Preferred Stock by delivery of Common Stock unless the Common Stock to be delivered as payment therefor is freely transferable under United States securities laws by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate.

“Market Value” for these purposes shall mean the average of the per share volume-weighted average prices of the Common Stock for each day during a five consecutive trading day period ending immediately prior to the date of determination, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GDP <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume-weighted average price is unavailable on any such trading day, the closing sale price shall be used for such trading day). The per share volume-weighted average price on each such trading day shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our Series E Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $10.00 per share, plus an amount equal to any accumulated and unpaid dividends to the date of payment (whether or not declared), after distribution or payment is made to the holders of any class or series of our stock ranking senior to our Series E Preferred Stock as to rights upon liquidation, distribution or winding up, but before any distribution or payment may be made to holders of our Common Stock or any other class or series of our stock ranking, as to liquidation rights, junior to the Series E Preferred Stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding Series E Preferred Stock and all shares of each other class or series of our stock ranking, as to liquidation rights, on a parity with the Series E Preferred Stock, then all such shares will share proportionately in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series E Preferred Stock will be entitled to written notice of any liquidation, distribution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E Preferred Stock will have no right or claim to any of our remaining assets. For these purposes, our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

Holders of our Series E Preferred Stock have no voting rights except as provided by applicable law and as described in this subsection and in “— Ranking.”

If we do not pay dividends on the Series E Preferred Stock for six (6) or more quarterly periods (whether or not consecutive), a preferred dividend default will exist, and the holders of the Series E Preferred Stock, voting together as a class with all other classes or series of our Parity Stock which are entitled to similar voting rights (“parity shares”), will be entitled to vote at the next annual meeting of our stockholders and at each subsequent meeting for the election of two (2) additional directors to serve on our board of directors. Notwithstanding the preceding, if, prior to the election of any additional directors in the manner described in this paragraph, all accumulated dividends are paid on the Series E Preferred Stock and all other parity shares, no such additional directors will be so elected. Any such additional directors so elected will serve until all unpaid cumulative dividends on the Series E Preferred Stock and all other parity shares have been paid or declared and set apart for payment. Upon such election, the size of our board of directors will be increased by two (2) directors. If and when all such accumulated dividends shall have been paid on the Series E Preferred Stock and all other parity shares, the term of office of each of the additional directors so elected will terminate and the size of our board of directors will be reduced accordingly. So long as the relevant dividend default continues, any vacancy in the office of additional directors elected under this paragraph may be filled by written consent of the other additional director who remains in office, or if no additional director remains in office, by a vote of the holders of a majority of the outstanding Series E Preferred Stock and all other parity shares (voting as a single class). Each of the directors elected as described in this paragraph will be entitled to one vote on any matter.

Holders of Series E Preferred Stock are not entitled to vote with respect to the authorization or issue of, or any increase in the authorized amount of, any class or series of our Parity Stock or Junior Stock. We may, from time to time, without notice to or consent of the holders of Series E Preferred Stock, issue additional shares of Series E Preferred Stock.

The voting provisions will not apply with respect to shares of Series E Preferred Stock if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, (i) all outstanding Series E Preferred Shares are subject to the Company Conversion Option upon proper notice and sufficient Common Stock (or if we have elected to make the settlement in cash, sufficient funds) shall have been deposited in trust with the Transfer Agent to effect such Company Conversion Option, or (ii) a notice of redemption shall have been issued and funds sufficient to pay the redemption price, including accumulated and unpaid dividends, for all of such shares of Series E Preferred Stock called for redemption have been set aside for payment.

In any matter in which the Series E Preferred Stock may vote (as expressly provided in our restated certificate of incorporation, the certificate of designation for the Series E Preferred Stock or as may be required by law), holders of Series E Preferred Stock are entitled to one vote per share, except that when any other series of Preferred Stock shall have the right to vote with the Series E Preferred Stock as a single class on any matter, then the Series E Preferred Stock and such other series of Preferred Stock shall have with respect to such matters one (1) vote per $50.00 .00 of stated liquidation preference. In situations where the Series E Preferred Stock votes with any other series of Preferred Stock, including Series B Preferred Stock, which has a stated liquidation preference of $50.00 .00 per share, and assuming a stated liquidation preference of the Series E Preferred Stock of $10.00, then each share of the Series E Preferred Stock would be entitled to 0.2 votes.

The affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series E Preferred Stock voting as a single class, is required to amend, alter or repeal the provisions of our restated certificate of incorporation, whether by merger, consolidation, transfer or conveyance of substantially all of our assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock. The following shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the holders of Series E Preferred Stock:

•	any filing with the Delaware Secretary of State by the Company, including in connection with a merger, consolidation or otherwise, in which (1) we are the surviving entity and the Series E Preferred Stock remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series E Preferred Stock for other preferred equity or shares having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series E Preferred Stock (except for changes that do not materially and adversely affect the Series E Preferred Stock); or (3) upon effectiveness of such merger, consolidation or other transaction giving rise to the filing (and if such effectiveness occurs before April 10, 2018, a “Change of Control” (as defined below) shall have occurred on or prior to such effectiveness), the holders of Series E Preferred Stock will be entitled to receive in exchange for their Series E Preferred Stock without further action by such holder cash consideration equal to the 100% of the liquidation preference of the Series E Preferred Stock plus accumulated and unpaid dividends (including additional dividends, if any) to, but not including, the date of such effectiveness and funds sufficient to pay the such amount for all shares of Series E Preferred Stock will be set aside for payment.

A “Change of Control” shall be deemed to have occurred at such time after the original issuance of the Series E Preferred Stock when each of the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Company entitling that person to exercise more than 50% of the total voting power of all stock of the Company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Company nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT, or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE MKT or NASDAQ.

Optional Redemption

We may not redeem the Series E Preferred Stock prior to April 10, 2018. At any time or from time to time on or after April 10, 2018 we may, at our option, redeem the Series E Preferred Stock, in whole or in part, upon not less than 30 nor more than 60 days’ notice, out of funds legally available therefor, at a redemption price equal to the $10.00 liquidation preference per share of the Series E Preferred Stock plus an amount equal to accumulated and unpaid dividends (whether or not declared), if any, to, but excluding, the redemption date unless the redemption date is after a record date and prior to the corresponding Dividend Payment Date, in which case no amount for such accumulated and unpaid dividend will be paid upon redemption and such accumulated and unpaid dividend will be paid to the holder of record (the “Company Redemption Option”). If less than all of the outstanding shares of Series E Preferred Stock are to be redeemed, the Corporation shall select the shares to be redeemed from the outstanding shares not previously called for redemption by lot or pro rata (as nearly as possible). If we have duly given notice, and so long as funds sufficient to pay the redemption price for all of the Series E Preferred Stock called for redemption have been set aside for payment, from and after the redemption date, dividends on the Series E Preferred Stock called for redemption shall cease to accrue and such Series E Preferred Stock called for redemption shall no longer be deemed outstanding, and all rights of the holders thereof shall cease other than the right to receive the redemption price, without interest.

Series E Preferred Stock Conversion Rights

A holder may, at its option, convert all or any portion of such holder’s outstanding Series E Preferred Stock (unless we have provided or provide irrevocable notice of our election to redeem the Series E Preferred Stock as described under “— Optional Redemption” in which case such holder will only have the right with respect to the shares of Series E Preferred Stock not called for redemption (unless we default in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series E Preferred Stock subject to default in payment)) currently at a conversion rate of 5 shares of Common Stock per $10.00 liquidation preference (the “conversion rate”), which is equivalent to a conversion price of approximately $2.00 per share of Common Stock (subject to adjustment in certain events). Upon conversion, we will have the right to deliver, in lieu of shares of Common Stock, cash or a combination of cash and shares of our Common Stock, as described below under “— Conversion Procedures — Settlement Upon Conversion.”

We will not issue fractional shares of Common Stock upon conversion of Series E Preferred Stock. If any fractional share of the Series E Preferred Stock would be issuable to a participating holder upon the exchange of its shares of the Series B Preferred Stock, the number of shares of Series E Preferred Stock to be issued to such participating holder will be rounded down to the nearest whole number.

A holder of Series E Preferred Stock is not entitled to all rights of a holder of Common Stock until that holder has converted its Series E Preferred Stock, and only to the extent the shares of Series E Preferred Stock are deemed to have been converted into shares of Common Stock under our certificate of designation for the Series E Preferred Stock.

Recapitalizations, Reclassifications and Changes in Our Common Stock

In the event of any:

•	reclassification or change of our Common Stock;

•	consolidation or merger involving our company; or

•	sale or conveyance to another person or entity of all or substantially all of our property and assets;

in each case in which holders of our Common Stock would be entitled to receive shares, other securities, other property, assets or cash for their Common Stock, upon conversion of a holder’s Series E Preferred Stock, such preferred holder will be entitled to receive the same type of consideration which such preferred holder would have been entitled to receive if such preferred holder had converted its Series E Preferred Stock into our Common Stock immediately prior to any of these events. In the event holders of our Common Stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of our Series E Preferred Stock shall have a reasonable opportunity to determine the form of consideration into which all of our Series E Preferred Stock, treated as a single class, shall be convertible from and after the effective date of the transaction. This provision does not limit the rights of holders in the event of a Fundamental Change (as defined below under “— Conversion Rate Adjustments — Adjustment to Conversion Rate Upon a Fundamental Change”). The determination: (i) will be made by holders representing a majority of shares of our Series E Preferred Stock participating in such determination, (ii) will be subject to any limitations to which all of the holders of our Common Stock are subject, including, but not limited to, pro rata reductions applicable to any portion of the consideration payable in such transaction and (iii) will be conducted in such a manner as to be completed by the date which is the earlier of:(a) the deadline for elections to be made by holders of our Common Stock, and (b) two Trading Days prior to the anticipated effective date of such transaction.

Company Conversion Option

On or after the Issue Date, we may, at our option, cause the Series E Preferred Stock to be automatically converted into that number of shares of Common Stock that are issuable at the then-prevailing conversion rate (as adjusted) (the “Company Conversion Option”). We may exercise our Company Conversion Option only if the closing price of our Common Stock equals or exceeds 150% of the then prevailing conversion price of the Series E Preferred Stock for at least twenty (20) trading days in a period of thirty (30) consecutive trading days, ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our Company Conversion Option as described below.

To exercise our Company Conversion Option described above, we must issue a press release for publication through the Dow Jones News Service or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met, announcing such conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series E Preferred Stock (not more than four (4) trading days after the date of the press release) of the exercise of our Company Conversion Option announcing our intention to convert the Series E Preferred Stock. The conversion date will be a date selected by us (which we will refer to as the “Company Conversion Option Date”) and will be no more than five (5) days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of the exercise of our Company Conversion Option will state, as appropriate:

•	the Company Conversion Option Date;

•	the number of shares of Common Stock to be issued upon conversion of each share of our Series E Preferred Stock;

•	the number of shares of Series E Preferred Stock to be converted; and

•	that dividends on the Series E Preferred Stock to be converted will cease to accumulate on the Company Conversion Option Date.

In addition to the Company Conversion Option provision described above, if there are fewer than 50,000 shares of Series E Preferred Stock outstanding, we may, at any time on or after the Issue Date, at our option, cause the Series E Preferred Stock to be automatically converted into that number of shares of Common Stock equal to $10.00 (the liquidation preference per share of Series E Preferred Stock) divided by the lesser of the then prevailing conversion price and the market value of our Common Stock for the five (5) trading day period ending on the second trading day immediately prior to the Company Conversion Option Date. The provisions of the immediately preceding two (2) paragraphs shall apply to any Company Conversion Option described in this paragraph; provided, however, that with respect to such Company Conversion Option (1) the Company Conversion Option Date will not be fewer than fifteen (15) days nor more than thirty (30) days after the date on which we issue a press release announcing such Company Conversion Option and (2) the press release and notice of such Company Conversion Option will not state the number of shares of Common Stock to be issued upon conversion of each share of Series E Preferred Stock.

We may choose to deliver the conversion value in connection with a Company Conversion Option to investors in cash (subject to legally available funds), shares of Common Stock, or a combination of cash and Common Stock.

Conversion Procedures

General

A holder of our Series E Preferred Stock may convert any or all of such shares by surrendering to us at our principal office or at the office of our transfer agent, as may be designated by our board of directors, the certificate or certificates for the Series E Preferred Stock to be converted accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for the Common Stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of Common Stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of Common Stock upon conversion of the Series E Preferred Stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and non-assessable shares of Common Stock to which the holder of the Series E Preferred Stock being converted, or the holder’s transferee, will be entitled and (b) if less than the full number of Series E Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates, less the number of shares being converted. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of the Series E Preferred Stock to be converted (the “conversion date”) so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive the conversion value (as defined under “— Settlement upon Conversion”), and, if applicable, the person entitled to receive shares of Common Stock will be treated for all purposes as having become the record holder of those shares of Common Stock at that time.

In lieu of the foregoing procedures, if the Series E Preferred Stock is held in global form, holders must comply with the procedures of The Depository Trust Company (“DTC”) to convert their Series E Preferred Stock.

A holder of Series E Preferred Stock is not entitled to all rights of a holder of shares of Common Stock until such holder has converted its Series E Preferred Stock into Common Stock.

In case any shares of Series E Preferred Stock are to be converted pursuant to our Company Conversion Option, a holder’s right to voluntarily convert those shares of Series E Preferred Stock will terminate if we have not received such holder’s conversion notice prior to 5: 00 p.m., New York City time, on the trading day immediately preceding the date fixed for conversion pursuant to our Company Conversion Option.

In connection with the conversion of any Series E Preferred Stock, no fractional shares of Common Stock will be issued. If more than one share of our Series E Preferred Stock will be surrendered for conversion by the same holder at the same time, the number of shares of Common Stock issuable on conversion of those shares of Series E Preferred Stock will be computed on the basis of the total number of Series E Preferred Stock so surrendered.

We will at all times reserve and keep available, free from preemptive rights out of our authorized but unissued shares or treasury shares, for issuance upon the conversion of Series E Preferred Stock, a number of our authorized but unissued shares of Common Stock that will from time to time be sufficient to permit the conversion of all outstanding Series E Preferred Stock.

Before the delivery of any securities that we will be obligated to deliver upon conversion of the Series E Preferred Stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of Common Stock delivered upon conversion of the Series E Preferred Stock will upon delivery be duly and validly issued, fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

If a holder of Series E Preferred Stock has exercised its right to require us to repurchase shares of Series E Preferred Stock as described under “— Purchase of Series E Preferred Stock Upon a Fundamental Change,” such holder’s conversion rights with respect to the Series E Preferred Stock so subject to repurchase will expire if we have not received such holder’s conversion notice prior to 5: 00 p.m., New York City time, on the trading day immediately preceding the repurchase date, unless we default on the payment of the purchase price. If a holder of Series E Preferred Stock has submitted any such share for repurchase, such share may be converted only if such holder submits a notice of withdrawal or complies with applicable DTC procedures.

In the event that we exercise our redemption right as described below under “— Optional Redemption”, a holder’s conversion rights with respect to the Series E Preferred Stock so subject to repurchase will expire if we have not received such holder’s conversion notice prior to 5: 00 p.m., New York City time, on the trading day immediately preceding the repurchase date, unless we default on the payment of the purchase price.

Settlement Upon Conversion

Pursuant to the procedures described below, upon a conversion, we will have the right to deliver the conversion value in lieu of our Common Stock, in cash (subject to the existence of legally available funds) or a combination of cash and shares of our Common Stock. “Conversion value” means an amount equal to the product of the applicable conversion rate (as adjusted) multiplied by the arithmetic average of the closing sale prices of our shares of Common Stock during the cash settlement averaging period (as defined below).

We can elect at any time to obligate ourselves to satisfy solely in cash the portion of the conversion value that is equal to 100% of the liquidation preference amount of the Series E Preferred Stock, with any remaining amount of the conversion value to be satisfied in cash, Common Stock or a combination of cash and Common Stock, at our election. If we elect to do so with respect to the liquidation preference amount, we will notify holders at any time that we intend to settle in cash the portion of the conversion value that is equal to the liquidation preference amount of the Series E Preferred Stock (referred to as the “liquidation preference conversion settlement election”). This notification, once provided to holders, will be irrevocable and will apply to future conversions of the Series E Preferred Stock.

Except to the extent we make a liquidation preference conversion settlement election, we will not be required to notify holders of our method for settling our conversion obligation relating to the conversion value or, if we have made a liquidation preference conversion settlement election, the excess of our conversion obligation relating to the portion of the conversion value above the liquidation preference amount, if any, until the Series E Preferred Stock is submitted for conversion.

If we receive a holder’s conversion notice, the following procedures will apply:

•	Settlement of our conversion obligation that is equal to 100% of the liquidation preference amount of the Series E Preferred Stock will be according to the liquidation preference conversion settlement election, if any, already made.

•

Any portion of the conversion value which we have not decided to settle in cash will be settled in shares of our Common Stock. We will notify any holders of Series E Preferred Stock exercising a conversion right, at any time on the date that is three (3) trading days following receipt of the holder’s conversion notice (the “settlement notice period”), if we choose to settle any portion of our conversion obligation in whole or in part in cash or, if we have made a liquidation preference conversion settlement election, if we choose to settle the excess conversion value, in whole or in part, in cash. If we elect to settle the conversion value in a combination of cash and shares of Common

Stock, we will specify the percentage of the conversion value relating to the Series E Preferred Stock surrendered for conversion that we will pay in cash. We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to settle the conversion value, except to the extent we have made a liquidation preference conversion settlement election, arising on different trading days in the same manner. That is, we may choose on one trading day to settle in shares of Common Stock only and choose on another trading day to settle in cash or a combination of shares of Common Stock and cash.

•	Settlement of a conversion solely in shares of Common Stock will occur as soon as practicable, but in any event not more than three (3) trading days following receipt of the holder’s conversion notice.

•	If we timely elect to pay cash for any portion of the conversion value, the holder may retract the conversion notice at any time during the two (2) trading day period beginning on the trading day after the final day of the settlement notice period (the “conversion retraction period”); no such retraction may be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares of Common Stock or if we have previously made a liquidation preference conversion settlement election.

•	Settlement of any portion of the conversion value, including the portion of the conversion value that is equal to 100% of the liquidation preference amount or the excess conversion value, in cash or in a combination of cash and shares of Common Stock will occur on the third trading day following the final day of the cash settlement averaging period. The “cash settlement averaging period” shall mean the 20-trading day period beginning on the trading day following the final trading day of the conversion retraction period.

Settlement amounts will be computed as follows:

1. If we elect to satisfy a conversion, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, solely in shares of Common Stock, we will deliver to the holder, for each Series E Preferred Stock, a number of shares of Common Stock equal to the conversion rate (as adjusted).

2. If we elect to satisfy a conversion, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, solely in cash, we will deliver to the holder, for each Series E Preferred Stock, cash in an amount equal to the product of the conversion rate (as adjusted) multiplied by the arithmetic average of the closing sale prices of our Common Stock during the cash settlement averaging period.

3. If we elect to satisfy the conversion obligation, including the conversion value that is equal to 100% of the liquidation preference amount and the excess conversion obligation, in a combination of cash and shares of Common Stock, we will deliver to the holder, for each share of Series E Preferred Stock:

(a)	a cash amount (the “cash amount”) equal to the sum of:

•	the product of $10.00 multiplied by the percentage of the liquidation preference amount to be satisfied in cash; plus

•	if greater than zero, the product of (i) the amount of cash that would be paid pursuant to paragraph 2 above minus $10.00 and (ii) the percentage of the excess conversion obligation above the liquidation preference amount to be satisfied in cash;

and

(b)	a number of shares of Common Stock equal to the difference between:

•	the number of shares of Common Stock that would be issued pursuant to paragraph number 1 above; minus

•	the number of shares of Common Stock equal to the quotient of (i) the cash amount divided by (ii) the arithmetic average of the closing sale prices of our Common Stock during the cash settlement averaging period.

If any trading day during a cash settlement averaging period is not an undisrupted trading day, then determination of the price for that day will be delayed until the next undisrupted trading day on which a pricing is not otherwise observed; that is, such day will not count as one of the twenty (20) trading days that constitute the cash settlement averaging period. If this would result in a price being observed later than the eighth trading day after the last of the original twenty (20) trading days in the cash settlement averaging period, then our board of directors will determine all prices for all delayed and undetermined prices on that eighth trading day based on its good faith estimate of the shares of Common Stock’s value on that date.

An “undisrupted trading day” means a trading day on which our shares of Common Stock do not experience any of the following during the one hour period ending at the conclusion of the regular trading day:

•	any suspension of or limitation imposed on the trading of our shares of Common Stock on any national or regional securities exchange or association or over-the-counter market;

•	any event (other than an event listed in the third bullet below) that disrupts or impairs the ability of market participants in general to (i) effect transactions in or obtain market values for shares of our Common Stock on any relevant national or regional securities exchange or association or over-the-counter market or (ii) effect transactions in or obtain market values for futures or options contracts relating to the our Common Stock on any relevant national or regional securities exchange or association or over-the-counter market; or

•	any relevant national or regional securities exchange or association or over-the-counter market on which shares of our Common Stock trade closes on any exchange trading day prior to its scheduled closing time unless such earlier closing time is announced by the exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange and (ii) the submission deadline for orders to be entered into the exchange for execution on such trading day, if, in the case of the first and second bullet point above, our board of directors determines that the effect of such suspension, limitation, disruption or impairment is material.

Payment of Dividends Upon Conversion

Optional Conversion

General. If a holder of Series E Preferred Stock exercises conversion rights, upon delivery of the Series E Preferred Stock for conversion, those Series E Preferred Stock will cease to accumulate dividends as of the end of the day immediately preceding the conversion date and the holder will not receive any cash payment representing accumulated and unpaid dividends on the Series E Preferred Stock, except in those limited circumstances discussed below. Except as provided below, we will make no payment for accumulated and unpaid dividends, whether or not in arrears, on Series E Preferred Stock, converted at a holder’s election, or for dividends on the shares of Common Stock issued upon such conversion.

Conversion On or Before Record Date. If we receive a conversion notice before the close of business on a record date, the holder will not be entitled to receive any portion of the dividend payable on such converted shares on the corresponding Dividend Payment Date.

Conversion After Record Date and Prior to Payment Date. If we receive a conversion notice after the record date but prior to the corresponding Dividend Payment Date, the holder on the record date will receive on that Dividend Payment Date accumulated dividends on its Series E Preferred Stock, notwithstanding the conversion of that Series E Preferred Stock prior to that Dividend Payment Date, because that holder will have been the holder of record on the corresponding record date. However, at the time that such holder surrenders Series E

Preferred Stock for conversion, the holder must pay to us an amount equal to the dividend that has accumulated and that will be paid on the related Dividend Payment Date.

Conversion On or After Payment Date. A holder of Series E Preferred Stock on a record date who converts such Series E Preferred Stock into shares of Common Stock on or after the corresponding Dividend Payment Date will be entitled to receive the dividend payable on such Series E Preferred Stock on such Dividend Payment Date, and the converting holder need not include payment of the amount of such dividend upon surrender for conversion of the Series E Preferred Stock.

Dividends on Common Stock Issued Upon Conversion. If we receive a conversion notice on or before the close of business on a record date, or following such record date but before the Dividend Payment Date therefor, and the settlement date for any shares of Common Stock to be issued upon such conversion is after the close of business on the record date for the payment of dividends for the corresponding period on such Common Stock, such holder will be entitled to receive such common share dividends upon the next payment date of dividends on our Common Stock as if the holder were the holder of such Common Stock on such record date.

Company Conversion Option

General. If we call the Series E Preferred Stock pursuant to our Company Conversion Option, whether prior to, on or after the record date for the current period, all accumulated and unpaid dividends, including any additional dividends, which are in arrears as of the Company Conversion Option Date will be payable to the holder of the converted shares.

Conversion Before Record Date. If we exercise our Company Conversion Option and the effective date of the conversion of the Series E Preferred Stock is a date that is prior to the close of business on any record date, the holder will not be entitled to receive any portion of the dividend payable for such period on such converted shares on the corresponding Dividend Payment Date.

Conversion On or After Record Date and Prior to Payment Date. If we exercise our Company Conversion Option and the effective date of the conversion of the Series E Preferred Stock is a date that is on, or after the close of business on, any record date and prior the close of business on the corresponding Dividend Payment Date, all dividends, including accumulated and unpaid dividends, whether or not in arrears, with respect to the Series E Preferred Stock called for a conversion on such date, will be payable on such Dividend Payment Date to the record holder of such shares on such record date.

Conversion Rate Adjustments

General

We will adjust the conversion rate if any of the following events occur:

1. We issue shares of our Common Stock as a dividend or distribution to all or substantially all holders of our Common Stock;

2. We subdivide, combine or reclassify our Common Stocks;

3. We distribute, to all or substantially all holders of our Common Stock, certain rights or warrants to subscribe for or purchase, for a period expiring within sixty (60) days, shares of our Common Stock, or securities convertible into or exchangeable or exercisable for shares of our Common Stock, at less than the closing sale price of our Common Stock on the trading day immediately preceding the date of the announcement of such distribution, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

4. We distribute, to all or substantially all holders of our Common Stock, shares of our capital stock or evidence of our indebtedness or assets, including securities, but excluding:

•	dividends or distributions referred to in 1 above;

•	rights or warrants referred to in 3 above;

•	dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration described below; and

•	cash dividends or distributions referred to in 6 below;

5. We distribute, to all or substantially all holders of our Common Stock, capital shares of one of our subsidiaries, with such adjustment, if any, based on the market value of the subsidiary capital shares so distributed relative to the market value of our Common Stock, in each case over a measurement period following the distribution;

6. We pay any cash dividend or distribution during any quarterly fiscal period to all or substantially all holders of our Common Stock. The conversion rate will be adjusted based on the following formula:

CR(1) = CR(0) × [SP/(SP – DI)]

where,

CR(0)	=	the conversion rate in effect immediately prior to the record date for such distribution
CR(1)	=	the conversion rate in effect immediately after the record date for such distribution
SP	=	the average of the closing sale price per share of Common Stock over the averaging period for the ten (10) consecutive trading days prior to the trading day immediately preceding the earlier of the record date or the ex-dividend date of such cash dividend or distribution
DI	=	the amount in cash per share we distribute to holders of our Common Stock

7. We, one of our subsidiaries or our employee benefit plans for shares of our Common Stock make purchases of our Common Stock pursuant to a tender offer or exchange offer that involves an aggregate consideration that exceeds ten percent (10%) of the appropriate market value of our Common Stock on the expiration of such tender offer or exchange offer.

To the extent we have a rights plan in effect upon conversion of the Series E Preferred Stock into Common Stock, the holder will receive (except to the extent we settle our conversion obligations in cash), in addition to the Common Stock, the rights under the rights plan unless the rights have separated from the Common Stock prior to the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we made a distribution referred to in 4 above (without regard to any of the exceptions there).

To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least twenty (20) days if our board of directors determines that such an increase would be in our best interests. Any such determination by our board of directors will be conclusive. We will give holders at least fifteen (15) trading days’ notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of Common Stock resulting from any distribution of Common Stock or similar event.

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent (1%) in the conversion rate. However, any adjustments that are not required to be made because they would have required an increase or decrease of less than one percent (1%) will be carried forward and taken into account in any subsequent adjustment of the conversion rate or in connection with any conversion of the Series E Preferred Stock. Except as described above in this section, we will not adjust the conversion rate for any issuance of our Common Stock or any securities convertible into or exchangeable or exercisable for our Common Stock or rights to purchase our Common Stock or such convertible, exchangeable or exercisable securities.

Purchase of Series E Preferred Stock Upon a Fundamental Change

In the event of a “fundamental change” as described below, a holder will have the right, subject to legally available funds, to require us to purchase for cash all (or any part thereof in whole shares) of such holder’s Series E Preferred Stock at a purchase price equal to 100% of the liquidation preference of the Series E Preferred Stock to be purchased plus accumulated and unpaid dividends (including additional dividends, if any) to, but not including, the fundamental change purchase date.

On or before the tenth trading day after the occurrence of a fundamental change, we will provide to all holders of Series E Preferred Stock and the transfer agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state:

•	the events constituting the fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the purchase price;

•	the purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustment to the conversion rate that will result from the fundamental change;

•	that Series E Preferred Stock with respect to which a purchase notice is given by the holder may be converted, only if the purchase notice has been properly withdrawn; and

•	the procedures that a holder must follow to exercise the purchase rights.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or through such other public medium as we may use at that time and publish such information on our corporate website.

To exercise the purchase right, a holder must deliver, on or before the twentieth trading day after the date of our notice of a fundamental change (subject to extension to comply with applicable law), the Series E Preferred Stock to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the Series E Preferred Stock duly completed, to the paying agent. The purchase notice must state:

•	the relevant purchase date;

•	the portion of the liquidation preference of Series E Preferred Stock to be purchased, in integral multiples of $10.00; and

•	that the Series E Preferred Stock is to be purchased by us pursuant to the applicable provisions of the Series E Preferred Stock.

If the Series E Preferred Stock is not in certificated form, a holder’s purchase notice must comply with applicable DTC procedures.

A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the trading day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the liquidation preference of the withdrawn Series E Preferred Stock, in integral multiples of $10.00;

•	if certificates representing Series E Preferred Stock have been issued, the certificate numbers of the withdrawn Series E Preferred Stock; and

•	the liquidation preference, if any, which remains subject to the purchase notice.

If the Series E Preferred Stock is not in certificated form, a holder’s notice of withdrawal must comply with applicable DTC procedures.

We will be required to purchase the Series E Preferred Stock no later than 35 trading days after the date of our notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. A holder will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or delivery of the Series E Preferred Stock. If the paying agent holds cash sufficient to pay the fundamental change purchase price of the Series E Preferred Stock on the trading day following the fundamental change purchase date, then:

•	the Series E Preferred Stock will cease to be outstanding and dividends (including additional dividends, if any) will cease to accumulate (whether or not book-entry transfer of the Series E Preferred Stock is made or whether or not the Series E Preferred Stock certificate is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price upon delivery or transfer of the Series E Preferred Stock).

A “fundamental change” will be deemed to have occurred if any of the following occurs:

1. We consolidate with or merge with or into any person or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to any person, or any person consolidates with or merges into or with us, in any such event pursuant to a transaction in which our outstanding voting shares are changed into or exchanged for cash, securities or other property, other than (a) any such transaction where our outstanding voting shares are not changed or exchanged at all (except to the extent necessary to reflect a change in our jurisdiction of formation), or (b) where (i) our outstanding voting shares are changed into or exchanged for cash, securities and other property (other than equity interests of the surviving person) and (ii) our shareholders immediately before such transaction own, directly or indirectly, immediately following such transaction, more than 50% of the total outstanding voting stock of the surviving person; or

2. We are liquidated or dissolved or adopt a plan of liquidation or dissolution.

However, notwithstanding the foregoing, a fundamental change will not be deemed to have occurred if:

in the case of a merger or consolidation described in clause 1 above, at least 90% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights, consists of Common Stock traded on a U.S. national securities exchange or quoted on the Nasdaq Global Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change) and as a result of such transaction or transactions the Series E Preferred Stock becomes convertible solely into such Common Stock, excluding cash payments for fractional shares.

For purposes of the foregoing, “voting shares” means shares of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation (irrespective of whether or not at the time shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of Delaware, which govern the Series E Preferred Stock, and our formation. Accordingly, a holder’s ability to require us to repurchase our Series E Preferred Stock as a result of a conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

In connection with a fundamental change purchase, we will comply with all U.S. federal and state securities laws in connection with any offer by us to purchase the Series E Preferred Stock.

This fundamental change purchase feature may make more difficult or discourage a party from taking over our company and removing incumbent management. However, we are not aware of any specific effort to accumulate our capital shares with the intent to obtain control of our company by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between our company and the initial purchasers.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect a holder of Series E Preferred Stock. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, and to satisfy our obligation to purchase the Series E Preferred Stock upon a fundamental change.

Our ability to purchase Series E Preferred Stock upon the occurrence of a fundamental change is subject to important limitations. If a fundamental change were to occur, we may not have sufficient funds, or be able to arrange financing, to pay the fundamental change purchase price for the Series E Preferred Stock tendered by holders. In addition, we may in the future incur debt that has similar fundamental change provisions that permit holders of such debt to accelerate or require us to purchase such debt upon the occurrence of events similar to a fundamental change. In addition, our ability to repurchase Series E Preferred Stock for cash is subject to legally available funds and may be limited by restrictions on our ability to obtain the requisite cash.

We will not be required to make an offer to purchase the Series E Preferred Stock upon a fundamental change if a third party (1) makes an offer to purchase the Series E Preferred Stock in the manner, at the times and otherwise in compliance with the requirements applicable to an offer made by us to purchase Series E Preferred Stock upon a fundamental change and (2) purchases all of the Series E Preferred Stock validly delivered and not withdrawn under such offer to purchase Series E Preferred Stock.

Notices

When we are required to give notice to holders of our Series E Preferred Stock by issuing a press release, rather than directly to holders, we will do so in a public medium that is customary for such press release. In such cases, however, publication of a press release through the Dow Jones News Service or Bloomberg Business News will be considered sufficient to comply with such notice obligation.

When we are required to give notice to holders of our Series E Preferred Stock within a specified number of trading days prior to a specified event, we will identify such trading days in good faith based on the definition of trading days set forth above. Any notice issued in reliance on such identification will satisfy our obligation with respect to the timing of such notice, notwithstanding any subsequent events that may cause such days to fail to be trading days.

SEC Reports

Whether or not we are required to file reports with the SEC, if any shares of our Series E Preferred Stock are outstanding, we will file with the SEC all such reports and other information as we would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act. See “Where You Can Find More Information.” We will supply each holder of our Series E Preferred Stock, upon request, without cost to such holder, copies of such reports or other information.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations relating to the Exchange Offers and, in the case of non-U.S. Holders (as defined below), the ownership and disposition of the Common Stock received pursuant to the Exchange Offers, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the Medicare tax on net investment income, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively and could have a material effect on the U.S. federal income tax consequences of the Exchange Offers and of the ownership and disposition of the Common Stock as described in this discussion. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Exchange Offers and the ownership and disposition of the Common Stock.

This discussion is limited to holders who hold the Existing Preferred Stock and will hold the Common Stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address the U.S. federal income tax consequences relevant to holders subject to particular rules, including, without limitation:

•	former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding the Existing Preferred Stock or the Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein); and

•	tax-exempt organizations or governmental organizations.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Existing Preferred Stock or will hold the Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Existing Preferred Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Considerations Applicable to U.S. Holders

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Existing Preferred Stock or the Common Stock received upon the exchange of the Existing Preferred Stock pursuant to the Exchange Offers that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders that Participate in the Exchange Offers

The Company intends to take the position that the exchange of Existing Preferred Stock for Common Stock is a tax-free recapitalization. Based on such treatment, a U.S. Holder that exchanges Existing Preferred Stock for Common Stock should not recognize gain or loss for U.S. federal income tax purposes, and the U.S. Holder’s adjusted tax basis and holding period in the Common Stock received generally should equal the U.S. Holder’s adjusted tax basis and holding period in the Existing Preferred Stock exchanged therefor.

Tax Considerations Applicable to Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of Existing Preferred Stock or Common Stock that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

Tax Consequences to Non-U.S. Holders that Participate in the Exchange Offers

Based on the treatment of an exchange of Existing Preferred Stock for Common Stock pursuant to the Exchange Offers as a tax-free recapitalization, a Non-U.S. Holder generally will not recognize gain or loss on such exchange. However, under tax rules applicable to certain transactions effected by non-U.S. persons (referred to as the “FIRPTA rules”), such tax-free treatment may not be available to a Non-U.S. Holder whose shares of Existing Preferred Stock constitute “United States real property interests” (or “USRPIs”) by reason of our status as a “United States real property holding corporation” (a “USRPHC”), as described below.

Generally, a corporation is a USRPHC if the fair market value of its USRPIs (which is defined to include oil and gas interests) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Stock in a USRPHC will itself be treated as a USRPI in the hands of a Non-U.S. Holder if: (i) in the case of a class of stock that is considered “regularly traded on an established securities market” (as defined under the FIRPTA rules and referred to herein as “regularly traded”), the Non-U.S. Holder actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the stock, more than 5% of that class of stock (the “5% Regularly Traded Test”), and (ii) in the case of a class of stock that is not considered regularly traded but is convertible into stock that is considered regularly traded, if on any date on which such non-regularly traded stock was acquired by the Non-U.S. Holder, the non-regularly traded stock actually or constructively owned by the Non-U.S. Holder (including all previously acquired stock of the same class) had a fair market value greater than 5% of the regularly traded class of the corporation’s stock into which it is convertible as measured on such date (the “5% Acquisition Test”). A Non-U.S. Holder described in either (i) or (ii), above, is referred to as a “5% holder.”

We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. In addition, although not free from doubt, we believe that our Common Stock currently should be considered to be regularly traded and that our Series C Preferred Stock and the Series D Preferred Stock also should be treated as regularly traded. In such case, whether a Non-U.S. Holder owns Common Stock, Series C Preferred Stock or Series D Preferred Stock that is treated as a USRPI would be determined under the 5% Regularly Traded Test, above. We believe that the Series B Preferred Stock and Series E Preferred Stock will not be treated as regularly traded and classification of a Non-U.S. Holder’s Series B Preferred Stock as a USRPI would be determined under the 5% Acquisition Test, above.

A Non-U.S. Holder whose shares of Existing Preferred Stock constitute USRPIs under the rules described above will not be eligible for tax-free treatment unless the Common Stock received by the Non-U.S. Holder also is treated as a USRPI under the 5% regularly traded test and certain other requirements are met, including that the Non-U.S. Holder may be required to file a U.S. federal income tax return and would be required to satisfy certain procedural requirements in accordance with the applicable Treasury Regulations. A Non-U.S. Holder whose Existing Preferred Stock constitutes a USRPI but who receives Common Stock that does not constitute a USRPI under the 5% regularly traded test would be treated as having disposed of its Existing Preferred Stock in a taxable transaction on which gain, but not loss, would be recognized for U.S. federal income tax purposes. In such case, the Non-U.S. Holder would be required to obtain a U.S. taxpayer identification number and file a U.S. federal income tax return to report any gain or loss on the exchange.

If the shares of Series B Preferred Stock or Series E Preferred Stock owned by a Non-U.S. Holder are treated as USRPIs under the 5% Acquisition Test and the Common Stock received by such Non-U.S. Holder is not treated as a USRPI under the 5% regularly traded test, withholding is required to be imposed on the exchange in an amount equal to 10% of the value of the Common Stock issued in the exchange. In order to avoid withholding, a Non-U.S. Holder of Series B Preferred Stock or Series E Preferred Stock may be required to demonstrate that withholding is not required by certifying that it has not met the 5% Acquisition Test with respect to its Series B Preferred Stock or Series E Preferred Stock, as applicable, or alternatively to meet certain procedural requirements certifying that the exchange qualifies (under specific FIRPTA rules) as a tax-free recapitalization in order to avoid withholding (which may be satisfied through a sale of a portion of the Common Stock to be issued in exchange).

Non-U.S. Holders that may be considered a 5% holder of Existing Preferred Stock or Common Stock under the 5% Regularly Traded Test or the 5% Acquisition Test, as applicable, are strongly encouraged to consult their tax advisors regarding whether an exchange of their Existing Preferred Stock for Common Stock pursuant to the Exchange Offers would qualify for tax-free treatment under the FIRPTA rules and what additional filing or procedural requirements may apply.

The FIRPTA rules applicable to transactions such as an exchange contemplated by the Exchange Offers are complicated and certain aspects of their application are unclear in this situation. Non-U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the FIRPTA rules to their particular situation and the possibility that a withholding agent may require additional documentation in order to avoid withholding on the Common Stock issued in exchange for Existing Preferred Stock.

Ownership and Disposition of the Common Stock

Distributions on our Common Stock

We do not expect to pay distribution on our Common Stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Common Stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the Non-U.S. Holder’s tax basis in our Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. See “— Gain on Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a Non-U.S. Holder on our Common Stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a Non-U.S. Holder that are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the Non-U.S. Holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Stock

Subject to the discussion below under “— Additional Withholding Requirements under FATCA,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Common Stock unless:

•	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	our Common Stock constitutes a USRPI by reason of our status as a USRPHC for U.S. federal income tax purposes.

•	A Non-U.S. Holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. Holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.

As described above under “Tax Considerations Applicable to Non-U.S. Holders — Tax Consequences to Non-U.S. Holders that Participate in the Exchange Offers,” we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes and that our Common Stock currently should be considered to be regularly traded on an established securities market. Assuming our Common Stock is and continues to be regularly traded, only a Non-U.S. Holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for the Common Stock, more than 5% of our Common Stock will be taxable on gain recognized on the disposition of our Common Stock as a result of our status as a USRPHC. If our Common Stock is not regularly traded at any time during the taxable year in which the relevant disposition by a Non-U.S. Holder occurs, then regardless of the percentage of our Common Stock held by such Non-U.S. Holder, such holder will be subject to U.S. federal income tax on a taxable disposition of our Common Stock and a 10% withholding tax will apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Common Stock.

Backup Withholding and Information Reporting

Certain U.S. Holders will be subject to information reporting with respect to the payment of any dividends on our Common Stock and the payment of proceeds on the sale of Common Stock, and backup withholding may apply unless such U.S. Holders furnish the applicable withholding agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding.

Any dividends paid to a Non-U.S. Holder must be reported annually to the IRS and to the Non-U.S. Holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Payments of dividends to a Non-U.S. Holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a Non-U.S. Holder of our Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. Holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Common Stock and on the gross proceeds from a disposition of our Common Stock (if such disposition occurs after December 31, 2018), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

HOLDERS OF OUR EXISTING PREFERRED STOCK AND COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

INFORMATION AGENT AND EXCHANGE AGENT

Information Agent

Georgeson, Inc. has been appointed Information Agent for the Exchange Offers. All deliveries and correspondence sent to the Information Agent should be directed to the address set forth on the back cover of this Offer to Exchange. We have agreed to pay the Information Agent reasonable and customary fees for its services and to reimburse the Information Agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Information Agent for certain liabilities, including liabilities under the federal securities laws. Requests for additional copies of documentation may be directed to the Information Agent at the address set forth on the back cover of this Offer to Exchange.

Exchange Agent

American Stock Transfer & Trust Company, LLC has been appointed Exchange Agent for the Exchange Offers. All deliveries and correspondence sent to the Exchange Agent should be directed to the address set forth on the back cover of this Offer to Exchange. We have agreed to pay the Exchange Agent reasonable and customary fees for its services and to reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. We have also agreed to indemnify the Exchange Agent for certain liabilities, including liabilities under the federal securities laws. Requests for additional copies of documentation may be directed to the Exchange Agent at the address set forth on the back cover of this Offer to Exchange.

Delivery of a Letter of Transmittal or transmission of instructions to an address or facsimile number other than as set forth on the back cover of this Offer to Exchange for the Exchange Agent is not a valid delivery.

THE INFORMATION AGENT AND EXCHANGE AGENT FOR THE EXCHANGE OFFERS ARE:

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

(888) 607-6511 (TOLL FREE)

The Exchange Agent for the Offer is:

American Stock Transfer & Trust Company, LLC

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, NY 11219

For assistance, call (877) 248-6417 or (718) 921-8317

Additional copies of this Amended and Restated Offer to Exchange, the Amended and Restated Letter of Transmittal or other tender offer materials may be obtained from the Information Agent or the Exchange Agent and will be furnished at our expense. Questions and requests for assistance regarding the tender of your securities should be directed to the Information Agent or the Exchange Agent.